Burns Philp

03 FEB -6 AM 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 2 9259 1371
FAX: (02) 9247 3272

03003656

FACSIMILE

SUPPL

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING - Company Secretary** 82-1565
Date:	**5 February 2003**
Subject	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**74 pages (including cover sheet)**

US$400 MILLION SENIOR SUBORDINATED NOTES ISSUE - DISCLOSURE OF ADDITIONAL INFORMATION

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

dlw 2/6

HELEN GOLDING
Company Secretary/Group Legal Counsel

Att.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

5 February 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

US $400 million Senior Subordinated Notes Issue ("Existing Senior Subordinated Notes") – Disclosure of Additional Information

In accordance with United States Securities laws, the Company is providing certain additional information to the Trustee of the Existing Senior Subordinated Notes. A copy of that additional information is enclosed. This information will be incorporated into an amended Registration Statement to be lodged with the SEC for the Existing Senior Subordinated Notes.

The unaudited pro forma financial information included in the attached document contains a number of assumptions and estimates that are described beginning on page 31. As a result, undue reliance should not be placed on such information. The Company believes, on the basis of information currently available to it, that it will comply with the various financial ratio covenants and conditions precedent to drawdown of the committed financing facilities it has entered into in connection with its offer to purchase the outstanding ordinary shares of Goodman Fielder.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy the Notes, the Exchange Notes or any other securities in the United States or any other jurisdiction.

[illegible]

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 2 9259 1371
FAX: (02) 9247 3272

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING - Company Secretary**
Date:	**5 February 2003**
Subject	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**74 pages (including cover sheet)**

US$400 MILLION SENIOR SUBORDINATED NOTES ISSUE - DISCLOSURE OF ADDITIONAL INFORMATION

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Att.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

5 February 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

US $400 million Senior Subordinated Notes Issue ("Existing Senior Subordinated Notes") – Disclosure of Additional Information

In accordance with United States Securities laws, the Company is providing certain additional information to the Trustee of the Existing Senior Subordinated Notes. A copy of that additional information is enclosed. This information will be incorporated into an amended Registration Statement to be lodged with the SEC for the Existing Senior Subordinated Notes.

The unaudited pro forma financial information included in the attached document contains a number of assumptions and estimates that are described beginning on page 31. As a result, undue reliance should not be placed on such information. The Company believes, on the basis of information currently available to it, that it will comply with the various financial ratio covenants and conditions precedent to drawdown of the committed financing facilities it has entered into in connection with its offer to purchase the outstanding ordinary shares of Goodman Fielder.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy the Notes, the Exchange Notes or any other securities in the United States or any other jurisdiction.

The information contained herein does not constitute an offer of securities of Burns, Philp & Company Limited, or of any of its subsidiaries, for sale in the United States or in any other jurisdiction. Securities of Burns, Philp & Company Limited, or of any of its subsidiaries, may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities of Burns, Philp & Company Limited, or of any of its subsidiaries, in the United States will be made by means of a prospectus that may be obtained from Burns, Philp & Company Limited and will contain detailed information about Burns Philp & Company Limited and its management, as well as financial statements.

There is currently no prospectus available in the United States and no prospectus will be issued in connection with this issue in Australia or any other jurisdiction.

Yours faithfully

HELEN GOLDING
Company Secretary

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

Burns, Philp & Company Limited
(ACN 000 000 359)

ADDITIONAL INFORMATION FOR HOLDERS OF OUR 9¾% SENIOR SUBORDINATED NOTES DUE 2012
FEBRUARY 4, 2003

THIS DOCUMENT INCLUDES CERTAIN FINANCIAL AND OTHER INFORMATION REGARDING GOODMAN FIELDER LIMITED. THE FINANCIAL AND OTHER INFORMATION REGARDING GOODMAN FIELDER CONTAINED HEREIN IS TAKEN FROM OR BASED UPON FINANCIAL STATEMENTS AND OTHER INFORMATION THAT IS ON FILE WITH THE AUSTRALIAN STOCK EXCHANGE AND THE NEW ZEALAND STOCK EXCHANGE OR IS OTHERWISE PUBLICLY AVAILABLE, INCLUDING THE TARGET STATEMENT OF GOODMAN FIELDER DATED JANUARY 17, 2003. WE HAVE HAD NO ACCESS TO GOODMAN FIELDER AND ITS MANAGEMENT AND WE HAVE NOT BEEN ABLE TO INDEPENDENTLY VERIFY THE ACCURACY OR COMPLETENESS AND TAKE NO RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF ANY FINANCIAL OR OTHER SUCH INFORMATION.

THIS ANNOUNCEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.

THE INFORMATION CONTAINED HEREIN DOES NOT CONSTITUTE AN OFFER OF SECURITIES OF BURNS, PHILP & COMPANY LIMITED, OR OF ANY OF ITS SUBSIDIARIES, FOR SALE IN THE UNITED STATES OR IN ANY OTHER JURISDICTION. SECURITIES OF BURNS, PHILP & COMPANY LIMITED, OR OF ANY OF ITS SUBSIDIARIES, MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF SECURITIES OF BURNS, PHILP & COMPANY LIMITED, OR OF ANY OF ITS SUBSIDIARIES, IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM BURNS, PHILP & COMPANY LIMITED AND WILL CONTAIN DETAILED INFORMATION ABOUT BURNS, PHILP & COMPANY LIMITED AND ITS MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

TABLE OF CONTENTS

INTRODUCTION

This document provides certain pro forma and other information about our proposed acquisition of Goodman Fielder Limited. Our offer to acquire Goodman Fielder is described in detail in the bidder's statement lodged with the Australian Securities and Investment Commission and provided to the Australian Stock Exchange Limited on December 19, 2002. A copy of the bidder's statement, and supplements thereto, are available to you on request from us. In addition, our bidder's statement, our audited consolidated financial statements and our unaudited interim consolidated financial statements, and Goodman Fielder's published consolidated financial statements and the target statement of Goodman Fielder are available on the Australian Stock Exchange website at www.asx.com.au and the New Zealand Stock Exchange at www.nzse.co.nz. We take no responsibility for the accuracy or completeness of any financial or other information included in Goodman Fielder's target statement, supplements thereto or other public statements. In this document, the terms "we," "us," "our," "Group" and "Burns Philp Group" refer to Burns, Philp & Company Limited and its subsidiaries and, where appropriate, its associated companies, unless the context otherwise requires. When we use the terms "Burns Philp" and "Company" we are referring only to Burns, Philp & Company Limited and not its subsidiaries or associated companies. When we use the term "Goodman Fielder" we are referring to Goodman Fielder Limited and its controlled entities unless the contract otherwise requires.

INFORMATION REGARDING GOODMAN FIELDER LIMITED

We have announced our intention to acquire all of the outstanding ordinary shares of Goodman Fielder Limited. This document contains financial and other information regarding Goodman Fielder and its controlled entities. We have had no access to Goodman Fielder and its management, and the financial and other information regarding Goodman Fielder included in this document is taken from or based upon financial statements and other information that is on file with the Australian Stock Exchange and the New Zealand Stock Exchange or is otherwise publicly available, including the target statement of Goodman Fielder dated January 17, 2003. We have not been able to independently verify the accuracy or completeness of this information, nor have Goodman Fielder's auditors performed any procedures with respect to the inclusion of any financial information in this document. Accordingly, we take no responsibility for the accuracy or completeness of any financial or other information regarding Goodman Fielder that is included in this document. All unaudited pro forma financial information giving effect to our proposed acquisition of Goodman Fielder contained in this document is presented using June 30, 2002 information, the most recent date of Goodman Fielder's publicly available financial statements as well as other publicly available information regarding Goodman Fielder filed with the Australian Stock Exchange and the New Zealand Stock Exchange.

FORWARD-LOOKING INFORMATION

This document contains disclosures which are "forward-looking statements." Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, acquisitions and other information that do not relate solely to historical or current facts. In addition, forward-looking statements include estimates of the EBITDA, net income, depreciation and amortization, interest expense and taxation of our Fleischmann's business for the fiscal year ending June 30, 2005. When used in this document, forward-looking statements can be identified by the use of words such as "may," "will," "projects," "plan," "propose," "anticipates," "believes," "expects," "intends" or "continue." Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be different from those projected. These factors, risks and uncertainties include, among others, the following:

- whether we are successful in acquiring Goodman Fielder, which acquisition is subject to the risks and conditions described in this document;
- our inability to access Goodman Fielder, its management and advisors;

- our significant debt levels;
- our ability to incur substantially more debt;
- operating and financial restrictions in our debt agreements;
- the markets in which we operate becoming more competitive;
- risks associated with international operations;
- the possible departure of key executive officers;
- the availability of supply sources;
- our potential acquisition of Goodman Fielder and the terms of additional indebtedness and other liabilities we may incur in connection with that acquisition;
- our ability to successfully complete and integrate acquisitions, including our proposed acquisition of Goodman Fielder;
- the impact of environmental and other government regulation on our business;
- changes in foreign currency exchange rates;
- changes in accounting practices; and
- changes in general economic conditions.

Our actual results, performance or achievements could differ from those expressed in, or implied by, any of the forward-looking statements. We cannot assure you that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this document. We do not undertake any obligation to update publicly or revise any forward-looking statements.

ADDITIONAL INFORMATION FOR HOLDERS OF OUR 9¾% SENIOR SUBORDINATED NOTES DUE 2012

The consolidated financial statements, tables and discussions of Burns, Philp & Company Limited and its controlled entities referred to or included in this document have been prepared in accordance with accounting principles generally accepted in Australia, referred to as Australian GAAP, which varies in certain significant respects from accounting principles generally accepted in the United States, referred to as U.S. GAAP. Where appropriate or required, certain U.S. GAAP amounts have been provided. Note 33 to our Annual Financial Information for the fiscal year ended June 30, 2002 provided to noteholders and the trustee under the terms of the indenture dated June 21, 2002 for our 9¾% senior subordinated notes due 2012 and filed with the Australian Stock Exchange on December 27, 2002 provides additional disclosures required under U.S. GAAP and provides a description of the significant differences between Australian GAAP and U.S. GAAP as they relate to us as well as a reconciliation of our net profit and equity to U.S. GAAP. The unaudited pro forma adjustments and the information relating to Goodman Fielder included in this document are prepared in accordance with Australian GAAP, which differs in certain significant respects from U.S. GAAP. In particular, the accounting for any goodwill arising in acquisition accounting under U.S. GAAP is addressed in SFAS No. 141, *"Business Combinations,"* and SFAS No. 142, *"Goodwill and Intangible Assets."* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001 and also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually.

THE ACQUISITION

Goodman Fielder

On December 13, 2002, we announced that we had acquired approximately 14.9% of the outstanding ordinary shares of Goodman Fielder. On January 3, 2003, we commenced an unsolicited offer for all of the remaining outstanding ordinary shares of Goodman Fielder for cash, at a price of A$1.85 per share, or approximately A$2.2 billion in the aggregate, which amount includes the A$325.6 million we have paid for the outstanding ordinary shares of Goodman Fielder we have already acquired, and assumes the exercise of outstanding in-the-money Goodman Fielder options. We will consider making a separate offer to the Goodman Fielder option holders, subject to the receipt of further information on the terms of outstanding Goodman Fielder options and subject to obtaining certain exemptions from, or modifications of, the requirements of the Australian Corporations Act 2001 (Cth).

Our offer to acquire Goodman Fielder is subject to a number of contingencies and conditions, including regulatory conditions, accounting conditions, material change conditions and financing and minimum acceptance conditions. We may waive any of these conditions, other than those imposed by law, and, upon waiving or satisfying all such conditions, declare our offer to acquire Goodman Fielder unconditional. Under the terms of our financing we would be required to obtain the consent of our lenders to waive certain of the conditions to our offer. As a result, we cannot assure you on what terms, including price, our acquisition of Goodman Fielder will occur, or whether the acquisition will occur at all or whether, or on what terms, our lenders may agree to waive any of the conditions to our financing, including the condition that we have received acceptances for at least 90% of the outstanding ordinary shares of Goodman Fielder.

According to its published consolidated financial statements for the fiscal year ended June 30, 2002, Goodman Fielder manufactures and markets bread and breakfast cereals, edible oils, snack foods, meal components, such as pasta sauce, and food ingredients and derived approximately 66% of its revenues in fiscal 2002 from its Australian operations, approximately 18% of its revenues in fiscal 2002 from its New Zealand operations and the remainder from its operations in Papua New Guinea, the South Pacific, Asia, Europe and North and South America. According to its published consolidated financial statements for the fiscal year ended June 30, 2002, Goodman Fielder had revenues of approximately A$2,957.5 million, net profit of approximately A$162.4 million and operating cash flows of A$327.4 million for the fiscal year ended June 30, 2002.

Goodman Fielder's published consolidated financial statements for the fiscal year ended June 30, 2002 reflect certain businesses that have been sold by Goodman Fielder. On August 16, 2001, Goodman Fielder announced to the Australian Stock Exchange the disposal of its Germantown business for proceeds of U.S.$100.0 million. On March 8, 2002, Goodman Fielder announced to the Australian Stock Exchange the disposal of a portion of its gelatin business for proceeds of U.S.$112.5 million. On October 4, 2002, Goodman Fielder announced to the Australian Stock Exchange the disposal of its milling operations, which we believe are comprised of Goodman Fielder's Australian flour milling businesses, for proceeds of A$200.0 million. On January 31, 2003, Goodman Fielder announced to the Australian Stock Exchange that it had entered into an agreement for the sale of the remaining portion of its Leiner Davis Gelatin business for proceeds of A$115.0 million. According to Goodman Fielder's January 31, 2003 announcement, this sale will complete its disposal of its ingredients business segment.

We believe that the acquisition of Goodman Fielder would provide a number of benefits to us, including:

- expanding our food ingredients interests;
- developing our consumer branded business; and
- broadening our participation in the consumer branded food and non-alcoholic beverage industry in Australia.

If we are successful in acquiring control of Goodman Fielder, we intend to conduct an immediate, broad-based, general review of Goodman Fielder's structure and operations. While we do not have any specific intentions regarding this review, we expect that this review may identify opportunities to enhance the performance of existing Goodman Fielder businesses, through:

- profit improvement measures involving a wide range of initiatives including (but not limited to) overhead cost reductions, focused marketing expenditure, reductions in shrinkage and waste and more efficient logistics and distribution; and
- improved capital management achieved through more selective capital expenditure and working capital criteria.

Because we have not had access to Goodman Fielder or its management, we are not able to estimate with any certainty business integration costs or what cost savings we can achieve from the combination. Our ability to achieve any cost savings will depend on the results of the general review described above and many other factors which are beyond our control. However, we intend to combine certain common Goodman Fielder and Burns Philp corporate head office functions, such as finance and accounting, company secretarial, risk management and in-house legal, as well as those functions involved in setting overall planning and control of our combined operations, with a view to eliminating duplication of tasks. Any remaining Goodman Fielder head office functions will be devolved to the relevant business units. We expect that in this way, it will be possible to significantly reduce the cost of Goodman Fielder head office functions.

We would only make a decision on the above matters following receipt of appropriate legal and financial advice. Our intentions must be read as being subject to the legal obligation of the board of directors of Goodman Fielder, including any of our appointees, to have regard to the interests of Goodman Fielder and all Goodman Fielder shareholders. In particular, if we obtain control, but less than 100%, of Goodman Fielder, we will be a "related party" of Goodman Fielder within the meaning of Chapter 2E of the Australian Corporations Act 2001 (Cth) and consequently, within the meaning of the Australian Stock Exchange Listing Rules. Our ability to implement our intentions would therefore be subject to our obligations and the obligations of Goodman Fielder to comply with the applicable provisions of the Australian Corporations Act 2001 (Cth) and (provided that Goodman Fielder remained listed) the Australian Stock Exchange Listing Rules regarding related party transactions.

The Offer

Our wholly owned subsidiary, BPC1 Pty Limited (ABN 45 101 665 918), has made an offer to acquire all of the outstanding ordinary shares of Goodman Fielder at a cash purchase price of A$1.85 per share.

Our offer to acquire the shares of Goodman Fielder is subject to a number of significant conditions, which fall into the following four general categories:

1. *Regulatory conditions.* Prior to the close of the offer, there shall be no regulatory prohibition on consummating the offer and related transactions, including those relating to approvals, waivers or non-intervention by or under the:

- Australian Foreign Investment Review Board;
- Australian Competition and Consumer Commission;
- New Zealand Commerce Commission; and
- U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Further, prior to the close of the offer, there shall not be (1) any preliminary or final decision or order issued by any government, governmental agency, court or public authority, (2) any action or investigation announced, commenced or threatened by any such entity or (3) any application made to any such agency (other than by us), in each case in connection with the offer which restrains, prohibits or

impedes, or threatens to restrain, prohibit or impede, the making of the offer and the completion of the offer.

2. *Accounting conditions.* Goodman Fielder shall confirm certain financial statement matters, including matters relating to:

- Goodman Fielder's historical Trading EBIT and rationalization and restructuring costs;
- Goodman Fielder's forecasted net profit and rationalization and restructuring costs;
- Goodman Fielder's historical working capital amounts; and
- the absence of material, undisclosed off balance sheet and contingent liabilities.

3. *Material change conditions.* There shall not have occurred certain material events, including:

- a person exercising, or stating an intention to exercise, rights under any agreement or instrument which (in a material fashion) results, or could result, in (1) the acceleration of Goodman Fielder indebtedness, (2) the termination of such agreement, (3) the termination or modification of Goodman Fielder's interest in any entity or joint venture or (4) an adverse effect on the business of Goodman Fielder with any other person;
- any event, change or condition since June 30, 2002 in the business, financial or trading position, assets or liabilities or profitability or prospects of Goodman Fielder, other than as disclosed in public filings by Goodman Fielder prior to December 12, 2002 or as results from the offer or its financing;
- any material acquisitions or dispositions, or other conduct outside the ordinary course of business, by Goodman Fielder;
- any substantial variance in the terms of the supply contract Goodman Fielder entered into with the purchaser of its milling business from the terms of the inter-company arrangements within Goodman Fielder prior to such sale; or
- the S&P ASX 200 Index falling below 2700.

4. *Finance and minimum acceptances conditions.* The conditions to the availability of the financing described below shall be satisfied, and there shall be no default or circumstance triggering a default under the facilities. In addition, we must have acquired at least 90% of the outstanding ordinary shares of Goodman Fielder.

We may waive any of the conditions, other than those imposed by law, and, upon waiving or satisfying all such conditions, declare our offer unconditional. Under the terms of our financing, we would be required to obtain the consent of our lenders to waive certain of the conditions to our offer. We cannot give any assurances as to whether or on what terms our lenders may agree to waive any of the conditions to our financing, including the condition that we have received acceptances to our offer for at least 90% of the outstanding ordinary shares of Goodman Fielder.

The offer will remain open for not less than one month from the date of commencement, January 3, 2003, unless withdrawn or extended. We may extend the offer at our sole discretion and, if within the last seven days of the offer period the consideration payable is improved or we acquire voting power in Goodman Fielder in excess of 50%, then the offer period will be automatically extended for an additional 14 days. On January 22, 2003, we announced to the Australian Stock Exchange that we are extending the offer period to February 18, 2003. Shareholders of Goodman Fielder that accept our offer to acquire their shares will have the right to withdraw their acceptance of our offer prior to the settlement, documentation and execution of the financing for the proposed acquisition. This withdrawal right will expire ten days following their receipt of a supplementary bidder's statement informing them that our financing for the offer has been secured or immediately upon our announcement that our offer is no longer subject to the condition that financing for the offer is available to us.

On January 17, 2003, Goodman Fielder filed a target statement with the Australian Stock Exchange in which the directors of Goodman Fielder unanimously recommended to Goodman Fielder's shareholders that they reject our unsolicited offer as each director intended to do in respect of their individual shareholdings. The directors of Goodman Fielder indicated among other things that, in their view, our bid does not adequately compensate shareholders for the underlying value of Goodman Fielder and its ongoing potential, that their new retail brand strategy is creating significant shareholder value and is expected to deliver further benefits to Goodman Fielder shareholders, that they believed our bid was highly conditional and that Goodman Fielder was currently in active discussions with other parties which may lead to alternative proposals for consideration by the shareholders of Goodman Fielder. For these reasons the directors of Goodman Fielder recommended shareholders should reject our offer. On January 20, 2003, we announced to the Australian Stock Exchange that we had applied to the Australian Takeovers Panel in relation to Goodman Fielder, its target statement and related matters.

Financing

On December 12, 2003, we acquired 14.9% of Goodman Fielder with existing cash resources, which included approximately A$50.0 million received upon the exercise by entities associated with Mr. Graeme Hart of options for approximately 250.0 million of our ordinary shares. We plan to fund the remainder of our acquisition of Goodman Fielder through a combination of existing cash resources, the proceeds of an issuance of senior subordinated notes and other committed financing.

We have received commitments from affiliates of Credit Suisse First Boston and other lenders for the following facilities to finance the acquisition:

- a A$1.4 billion five year senior secured credit facility, which we refer to as the Term A loan facility, comprised of an A$1.3 billion term loan facility available for the purpose of funding the acquisition, refinancing our existing senior secured indebtedness and the expected repayment of indebtedness of Goodman Fielder, and for other corporate purposes, and an A$100.0 million revolving facility which will be available following the proposed acquisition for working capital purposes and, if required, to fund up to A$50.0 million for the discharge or satisfaction of Goodman Fielder's debtor securitization program. According to Goodman Fielder's published consolidated financial statements for the fiscal year ended June 30, 2002, Goodman Fielder had a debtor securitization program in place as of June 30, 2002 with A$48.0 million drawn under the program as of that date. We expect that the A$100.0 million facility will be undrawn at the closing of our bid for Goodman Fielder ordinary shares;
- a U.S.$375.0 million six year senior secured credit facility, which we refer to as the Term B loan facility, which is available for the purpose of funding the acquisition, refinancing our existing senior secured indebtedness and the expected repayment of indebtedness of Goodman Fielder, and for other corporate purposes;
- a NZ$250.0 million subordinated bridge loan, for which loan documentation was executed on January 16, 2003, which is available for the purpose of funding the acquisition and refinancing our existing senior secured indebtedness and the expected repayment of indebtedness of Goodman Fielder and which we expect will be repaid from the proceeds of an underwritten issue of New Zealand subordinated capital notes in New Zealand after the closing of our proposed acquisition of Goodman Fielder; and
- a U.S.$100.0 million unsecured senior subordinated bridge loan which is available for the purpose of funding the acquisition and refinancing our existing secured senior indebtedness and the expected repayment of indebtedness of Goodman Fielder, which will not be available to the extent we issue that amount of senior subordinated notes.

The committed facilities described above are subject to a number of conditions that are customary for financings of this nature, including:

- satisfactory documentation;
- the material accuracy of all information provided;
- there not having occurred any event, change or condition that has had or could reasonably be expected to have a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of Goodman Fielder or us since June 30, 2002 (excluding, among other things, events, changes or conditions that may arise as a consequence of the announcement of the acquisition or its financing);
- there not having occurred any disruption or adverse change in financial, banking or capital markets, or in the market for new issuances of leveraged loans that could reasonably be expected to materially adversely affect the syndication of the facilities;
- after giving effect to the acquisition and its financing, our pro forma ratios of consolidated total debt to consolidated adjusted EBITDA, as defined in the agreements (which definitions include adjustments in addition to those described in this document), not exceeding 4.50 to 1.00 and consolidated total senior debt to consolidated adjusted EBITDA not exceeding 3.00 to 1.00;
- the absence of amendments or variations to the offer to acquire Goodman Fielder that would require us to pay consideration that exceeds our available and committed funding resources (excluding the proposed revolving credit facility);
- the receipt of necessary regulatory approvals or consents and the absence of litigation that could reasonably be expected to restrain or prevent the acquisition and related transactions;
- the receipt of acceptances from Goodman Fielder shareholders to give us a "relevant interest" in 90% of Goodman Fielder ordinary shares; and
- there being no acquisition by us of any business or any shares in any other company other than acquisitions of which the lenders are aware.

We are not aware of any reason why these conditions precedent will not be satisfied in time to allow the proceeds of the facilities to be made available to pay the consideration under our offer to purchase the outstanding ordinary shares of Goodman Fielder as and when required under the terms of our offer. For purposes of these committed facilities, including compliance with the various financial ratio covenants and conditions precedent, certain financial line items, such as total debt and adjusted EBITDA, reflect additional adjusting items that are not included in the definition of such terms under generally accepted accounting principles or as defined and presented elsewhere in this document.

We describe these facilities and their expected terms below. Certain of the terms of these facilities may be modified, in specified circumstances, prior to the acquisition of Goodman Fielder and, in the case of the Term B loan facility commitment, the lender reserves the right, in specified circumstances, to substitute other alternative financing.

Secured Senior Credit Facilities

Our proposed secured senior funding will consist of:

- an A$1.4 billion Term A secured senior funding agreement, comprising
  - an A$1.3 billion Term A loan facility, and
  - an A$100.0 million revolving loan facility; and
- a U.S.$375.0 million Term B secured senior loan facility.

These new arrangements, which are described below, will replace our existing secured senior funding agreement and indebtedness under that agreement.

Term A Secured Senior Funding Agreement

Term A Loan Facility Agreement

The Term A loan facility will consist of a A$1.3 billion term loan maturing in December 2007. The Term A loan facility will be subject to semi-annual amortization following the date of the initial drawdown under the facility in amounts which are initially A$35.0 million and increase over the life of the facility to A$125.0 million.

Prepayment of the Term A loan facility will be permitted without penalty other than break costs. In certain situations, prepayments must be made including:

- when amounts are received from certain asset disposals or certain insurance claims;
- from a percentage of our free cash flow, ranging from 100% to 0% depending on the ratio of our senior debt (net of cash) to EBITDA (as defined in the Term A senior funding agreement), at the end of each calendar year from December 31, 2003; or
- for so long as the Term B loan facility is outstanding, when mandatory prepayments must be made under the Term B loan facility.

No asset disposals are presently contemplated by us or required by the terms of these facilities. Mandatory prepayments of this facility will be applied pro rata between this facility and our Term B loan facility (and any incremental loans of up to U.S.$100.0 million as contemplated by our Term B loan facility) ("Incremental Loans"), subject to the right of the holders of the Term B loan facility and any Incremental Loans to refuse such payments (in which case, such prepayments shall be applied to the Term A loan facility).

Revolving Loan Facility Agreement

Our proposed Term A secured senior funding agreement will include an A$100.0 million revolving loan facility expiring in December 2007. Advances under the revolving loan facility are repayable on the maturity date for the relevant advance. All outstanding advances and any accrued but unpaid interest on advances must be repaid on the expiration date of the revolving loan facility.

Interest Payments

The interest rates on outstanding balances under the Term A loan facility and revolving loan facility are periodically adjusted, at terms we elect that generally would not exceed six months (unless intended to improve the alignment of our interest periods with our hedging transactions). Interest is payable at the rate per annum which is the sum of:

- the base rate as normally quoted on the Reuters monitor system for the relevant currency and term of the advance in question; and
- the margin on the date of a drawdown of an existing advance or the rollover of an existing advance.

The margin for each of the Term A loan facility and revolving loan facility will be fixed with reference to the ratio of our total debt (net of cash) to our EBITDA (as defined in the Term A secured senior funding agreement).

Undertakings; Events of Default

Our Term A secured senior funding agreement will impose certain undertakings on us including financial and operating covenants that:

- restrict distributions based on certain levels of cash flow;
- restrict our capital expenditures;
- limit our ability to incur additional debt;
- restrict the sale and purchase of assets or the creation of encumbrances over our assets; and
- require delivery of our accounts, reports and other information to the facility agent.

The Term A secured senior funding agreement contains customary events of default, including:

- non-payment under the Term A secured senior funding agreement and related facilities;
- failure to comply with any obligations under the Term A secured senior funding agreement and related facilities, including the obligation to meet certain financial ratio requirements;
- breach of representations;
- unenforceability of the security interests;
- insolvency and insolvency related events;
- cross-defaults;
- the occurrence of events which have or are likely to have a material adverse effect; and
- cessation of business.

Term B Secured Senior Loan Facility

Our proposed Term B secured senior loan facility will be in an aggregate principal amount of U.S.$375.0 million, a portion of which may be denominated in Euros. The obligations of the borrower under the Term B loan facility will be unconditionally guaranteed by Burns Philp and by each other subsidiary guarantor on substantially the same terms as the guarantees of our existing secured senior funding agreement.

The Term B loan facility will mature six years after it is drawn down (or, upon the occurrence of certain events, September 15, 2008), referred to as the maturity date, and will be subject to scheduled amortization of equal quarterly installments of 0.25% of the original principal amount with the outstanding balance being paid on the maturity date. The facility will also include a fee of 0.5% per annum applicable to all unused commitments under the facility, commencing to accrue on the date of the execution of the Term B secured senior loan facility to, but excluding, the date of borrowings under the Term B loan facility or, if earlier the termination of the commitments thereunder.

Prepayment of the Term B loan facility will be permitted without penalty other than break costs, subject to the right of lenders under the Term B loan facility to refuse such prepayments. In certain situations, prepayments must be made including:

- when amounts are received from certain asset disposals, certain issuances of debt or equity or certain insurance claims; and
- from a percentage of our free cash flow, ranging from 100% to 0% depending on the ratio of our senior debt (net of cash) to EBITDA (as defined in the Term B secured senior loan facility), at the end of each calendar year from December 31, 2003.

Interest Payments

The indicative interest rate under this facility will be, at our option:

- the alternate base rate, which is the higher of the administrative agent's prime rate and the federal funds effective rate plus 0.50%, plus a margin; and
- the London interbank offered rate, or LIBOR, adjusted for statutory reserves, plus a margin.

Undertakings; Events of Default

Our proposed Term B secured senior loan facility will impose similar undertakings on us as our Term A secured senior funding agreement, subject to changes required to accommodate U.S. law and practice except that the Term B secured senior loan facility will also impose restrictions on investments and transactions with affiliates. The Term B secured senior loan facility will also contain similar events of default as those contained in our Term A secured senior funding agreement, subject to changes required to accommodate U.S. law and practice, except that a change in control will constitute an event of default 30 days after the occurrence of such change (if it has not been remedied).

Security Arrangements for the Term A Secured Senior Funding Agreement and Term B Secured Senior Loan Facility

The obligations of Burns Philp and our subsidiaries under our Term A secured senior funding agreement and proposed Term B secured senior loan facility will be secured by substantially all of our assets and our subsidiaries' assets, and the lenders under these facilities will ratably have the benefit of our security arrangements for our existing secured senior funding agreement. In addition, we will use our reasonable endeavors to ensure that Goodman Fielder and its subsidiaries become guarantors of these facilities and grant security over their assets to secure these senior loans within 60 days (and in any event they are required to become guarantors within 180 days) of Goodman Fielder becoming a wholly owned subsidiary.

New Zealand Subordinated Capital Notes Facility

An affiliate of Credit Suisse First Boston will provide an interim loan to facilitate our acquisition of Goodman Fielder of NZ$250.0 million maturing on September 30, 2003. The loan will be a general unsecured obligation of one of our subsidiaries, guaranteed by Burns Philp on a basis subordinated to all other secured and unsecured liabilities of Burns Philp and our subsidiaries. The loan will bear interest at a rate per annum equal to the sum of the base rate as normally quoted on the Reuters monitor system for New Zealand dollars plus a margin. Interest is payable at the end of periods elected by us that generally are not permitted to exceed 90 days. The documents governing the bridge facility contain, among other things, customary representations and warranties, affirmative, negative and financial covenants and events of default, including limitations on additional debt and payment and insolvency defaults.

After we complete our proposed acquisition of Goodman Fielder, we propose to refinance the interim loan facility through an underwritten issue in New Zealand of NZ$250.0 million aggregate principal amount of subordinated capital notes. These instruments will be issued by a newly created subsidiary of ours and will be general unsecured obligations of such subsidiary, guaranteed by Burns Philp and certain of our subsidiaries on a basis subordinated to all other secured and unsecured liabilities of Burns Philp and our subsidiaries, including our 9³/₄% senior subordinated notes due 2012. The subordinated capital notes will contain limited covenants and events of default, in the event of insolvency of the issuer, Burns Philp or any subsidiary guarantors and non-payment of principal only, and will not contain cross-default provisions. We may issue the subordinated capital notes in two series, one series of which will mature on the fifth anniversary of their issue date and the other series which will mature on the eighth anniversary of their issue date, in which case purchasers of the subordinated capital notes will have the right to elect which series of subordinated capital notes they will hold. Thirty days prior to the initial maturity date of each series of subordinated capital notes, the issuer of the subordinated capital notes will have the option to issue a notice that it will restate the terms of such series of subordinated capital notes or redeem such

series of subordinated capital notes for cash equal to their principal amount. Holders of the affected series of subordinated capital notes may reject the restated terms. The issuer of the subordinated capital notes can redeem the affected series of subordinated capital notes whether any holders of the subordinated capital notes accept or reject the restated terms. The issuer may redeem the affected series of subordinated capital notes for cash equal to the principal amount of the affected series or by issuing ordinary shares for the face value of the affected series, with the value of the ordinary shares deemed to be 95% of the volume weighted average ordinary share price on the Australian Stock Exchange on the ten business days prior to the initial maturity date of the affected series.

Unsecured Senior Subordinated Bridge Facility

An affiliate of Credit Suisse First Boston has agreed to provide an interim loan of up to U.S.$100.0 million to complete the financing of our acquisition of Goodman Fielder. This commitment will not be available to the extent we issue that amount of senior subordinated notes.

SOURCES AND USES

We expect that our proposed acquisition of the outstanding ordinary shares of Goodman Fielder will require approximately A$2.2 billion in cash to complete, which amount includes the A$325.6 million we have paid for the outstanding ordinary shares of Goodman Fielder we have already acquired and assumes the exercise of outstanding in-the-money Goodman Fielder options. We will consider making a separate offer to the Goodman Fielder option holders, subject to the receipt of further information on the terms of the outstanding Goodman Fielder options and subject to obtaining certain exemptions from, or modifications of, the requirements of the Australian Corporations Act 2001 (Cth). We funded our acquisitions of the ordinary shares of Goodman Fielder we have already acquired with existing cash resources, including proceeds of approximately A$50.0 million received upon the exercise of options to purchase our ordinary shares by entities associated with Mr. Graeme Hart, our deputy chairman and controlling shareholder. We plan to fund our acquisition of the remaining outstanding ordinary shares of Goodman Fielder with existing cash resources, A$1.3 billion, U.S.$375.0 million and NZ$250.0 million of committed financing, and the proceeds of an offering of senior subordinated debt. We have also received commitments for an A$100.0 million secured senior revolving credit facility, which will be available following the proposed acquisition for working capital purposes and which we expect will be undrawn at the closing of our bid for Goodman Fielder ordinary shares, and a U.S.$100.0 million unsecured senior subordinated bridge loan, which is available to the extent we are unable to issue at least that amount of senior subordinated notes. Following the completion of our proposed acquisition of Goodman Fielder, we expect to refinance NZ$250.0 million of these commitments through an issue in New Zealand of NZ$250.0 million of New Zealand subordinated capital notes. Certain of the terms of these committed financings may be modified, however, in specified circumstances prior to the consummation of our acquisition of Goodman Fielder. See "The Acquisition — Financing" for additional information regarding these commitments and the indebtedness we expect to incur in connection with our proposed acquisition of Goodman Fielder.

The following table sets forth the estimated sources and the expected uses of funds in connection with our proposed acquisition of Goodman Fielder. The following table reflects our committed financing and existing cash resources as of December 31, 2002 and the existing cash resources of Goodman Fielder as of June 30, 2002, adjusted in the case of Goodman Fielder, for the pro forma impact of certain subsequent public announcements. Funds in the table below representing new debt of Burns Philp are based on the December 31, 2002 exchange rate of A$1:U.S.$0.5647 and A$1:NZ$1.0738.

Sources of Funds	Amount (A$ in millions)
Senior Credit Facilities:	
Term Loan A	$1,300.0
Term Loan B	664.1
Senior Subordinated Notes	265.6
New Zealand subordinated capital notes facility	232.8
Exercise of Burns Philp options(1)	50.0
Cash reserves(2)	642.1
Total sources	$3,154.6

Uses of Funds	Amount (A$ in millions)
Acquisition of Goodman Fielder common equity	$2,213.8
Repayment of existing Burns Philp debt	749.1(3)
Repayment of existing Goodman Fielder net debt	71.7(4)
Fees and expenses	120.0(5)
Total uses	$3,154.6

(1) Represents proceeds of approximately A$50.0 million received upon the exercise of options to purchase our ordinary shares by entities associated with Mr. Graeme Hart on December 12, 2002.

(2) Represents the portion of Burns Philp Group's cash as of December 31, 2002 required to finance our proposed acquisition of Goodman Fielder, increased by A$325.6 million to reflect the amounts we have paid for the outstanding ordinary shares of Goodman Fielder we have already acquired, less the

approximately A$50.0 million we received upon the exercise of options to purchase our ordinary shares by entities associated with Mr. Hart.

(3) Represents outstanding indebtedness under our existing secured senior funding agreement as of December 31, 2002.

(4) Represents Goodman Fielder's debt of A$595.4 million, less cash and cash equivalents of A$338.7 million, as of June 30, 2002, as adjusted to reflect the following events subsequent to June 30, 2002:

- A reduction in cash as a result of the repurchase of ordinary shares, as disclosed by Goodman Fielder in its target statement filed with the Australian Stock Exchange on January 17, 2003;
- A reduction in cash comprised of the cash dividend on its ordinary shares disclosed by Goodman Fielder in its published consolidated financial statements for the fiscal year ended June 30, 2002, net of cash that was reinvested in Goodman Fielder through its dividend reinvestment plan, as disclosed by Goodman Fielder in its target statement filed with the Australian Stock Exchange on January 17, 2003;
- An increase in cash, as a result of the exercise of options to purchase Goodman Fielder shares during the period from July 1, 2002 to December 31, 2002, as disclosed by Goodman Fielder in its target statement filed with the Australian Stock Exchange on January 17, 2003, and cash expected to be received from the exercise of in-the-money Goodman Fielder options, as disclosed by Goodman Fielder in its target statement filed with the Australian Stock Exchange on January 17, 2003;
- An increase in cash as a result of the disposal by Goodman Fielder of its milling business, as announced by Goodman Fielder to the Australian Stock Exchange on October 4, 2002;
- An increase in the amounts we expect to incur to repay Goodman Fielder indebtedness, representing estimated make whole premiums, after taxes and adjusted for the termination of interest rate swap arrangements, as announced by Goodman Fielder to the Australian Stock Exchange on January 31, 2003; and
- An increase in cash as a result of the disposal by Goodman Fielder of the remaining portion of its Leiner Davis Gelatin business, as announced by Goodman Fielder to the Australian Stock Exchange on January 31, 2003.

(5) Represents A$48.0 million of fees and expenses related to our proposed acquisition of Goodman Fielder and A$72.0 million of other fees and expenses in connection with the financing related to the acquisition.

CAPITALIZATION

The following table sets forth, in accordance with Australian GAAP:

- our cash, debt, equity and total capitalization as of November 30, 2002;
- unaudited pro forma adjustments reflecting the effect of an issue of senior subordinated notes on our cash, debt, equity and total capitalization;
- our cash, debt, equity and total capitalization as of November 30, 2002, on a pro forma basis, to reflect this same;
- Goodman Fielder's cash, debt, equity and total capitalization as of June 30, 2002;
- unaudited pro forma adjustments reflecting the disposition of Goodman Fielder's milling business as if it had occurred on June 30, 2002;
- unaudited pro forma adjustments reflecting the disposal of Goodman Fielder's ingredients business as if it had occurred on June 30, 2002; and
- our cash, equity and total capitalization, on a pro forma basis adjusted to reflect our proposed acquisition of Goodman Fielder and the financing for the proposed acquisition and the repayment of certain of our and Goodman Fielder's indebtedness on the dates stated above.

This table should be read in conjunction with our audited consolidated financial statements and unaudited interim consolidated financial statements and Goodman Fielder's consolidated financial statements each as filed with the Australian Stock Exchange and the New Zealand Stock Exchange. Our historical consolidated financial information set forth below has been prepared in accordance with Australian GAAP. Goodman Fielder's historical consolidated financial information set forth below has been prepared in accordance with Australian GAAP and is derived from the published consolidated financial statements of Goodman Fielder. The summary unaudited condensed consolidated pro forma financial information is based on our management's current estimates of, and good faith assumptions regarding, the effects of the proposed acquisition of Goodman Fielder. The unaudited pro forma adjustments are based on currently available information. Actual purchase price adjustments could differ materially. Although the unaudited pro forma condensed consolidated financial information gives effect to the proposed acquisition of Goodman Fielder, we lack certain historical financial information regarding Goodman Fielder's business (including certain businesses Goodman Fielder has sold) required to make all the adjustments needed to give complete effect to the proposed acquisition. See "Unaudited Pro Forma Condensed Consolidated Financial Information."

	Burns Philp Group Historical As of November 30, 2002	Adjustments for issuance of Senior Subordinated Notes[1]	Burns Philp Group as Adjusted	Goodman Fielder Historical As of June 30, 2002	Adjustments for Disposal of Goodman Fielder's Milling Business[2]	Adjustments for Disposal of Goodman Fielder's Ingredients Business[3]	Adjustments for Goodman Fielder Acquisition[4]	Pro Forma
				(A$ in millions)				
Cash and cash equivalents:								
Cash	$ 763.3	$259.0	$1,022.3	$ 61.3	$200.0	$115.0	$(1,412.1)	$ (128.5)[5]
Cash equivalents	—	—	—	277.4	—	—	—	277.4[5]
Total cash and cash equivalents	$ 763.3	$259.0	$1,022.3	$ 338.7	$200.0	$115.0	$(1,412.1)	$ 148.9
Short term debt:								
Senior short term debt	$ 17.8	$ —	$ —	$ 17.8	$ —	$ —	$ (17.8)	$ —
Other short term debt	11.6	—	11.6	—	—	—	—	11.6
Unsecured short term borrowings of Goodman Fielder	—	—	—	176.7	—	—	(176.7)	—
Total short term debt	29.4	—	29.4	176.7	—	—	(194.5)	11.6
Long term debt:								
Existing secured senior funding agreement	731.3	—	731.3	—	—	—	(731.3)	—
Term A loan facility	—	—	—	—	—	—	1,300.0	1,300.0
Term B loan facility	—	—	—	—	—	—	664.1	664.1
Existing senior subordinated notes	713.1	—	713.1	—	—	—	—	713.1
Senior subordinated notes	—	265.6	265.6	—	—	—	—	265.6
Unsecured bank loans of Goodman Fielder	—	—	—	65.0	—	—	(65.0)	—
Unsecured other loans of Goodman Fielder	—	—	—	353.7	—	—	(353.7)	—
New Zealand subordinated capital notes	—	—	—	—	—	—	232.8	232.8
Total long term debt	1,444.4	265.6	1,710.0	418.7	—	—	1,046.9	3,175.6
Total debt	1,473.8	265.6	1,739.4	595.4	—	—	852.4	3,187.2
Equity:								
Contributed equity								
Ordinary shares	634.4	—	634.4	1,065.8	—	—	(1,065.8)	634.4
Ordinary shares issued on exercise of options	—	—	—	—	—	—	50.0	50.0
Converting preference shares	233.9	—	233.9	—	—	—	—	233.9
Reserves	(171.5)	—	(171.5)	(25.3)	—	—	25.3	(171.5)
(Accumulated losses)/retained earnings	(154.1)	—	(154.1)	46.4[6]	33.9	—	(98.1)	(171.9)
Outside equity interests in controlled entities	20.2	—	20.2	8.5	—	—	—	28.7
Total equity	562.9	—	562.9	1,095.4	33.9	—	(1,088.6)	603.6
Total capitalization[7]	$2,007.3	$265.6	$2,272.9	$1,514.1	$ 33.9	$ —	$ (41.7)	$3,779.2

(1) Reflects new debt of U.S.$150.0 million (A$265.6 million based on the December 31, 2002 exchange rate of A$1:U.S.$0.5647) as a non-current interest bearing liability from the issuance of senior subordinated notes and the associated net cash proceeds to us. New debt is represented by cash of A$259.0 million, which is net of A$6.6 million of estimated issuance costs.

(2) On October 4, 2002, Goodman Fielder announced to the Australian Stock Exchange the disposal of its milling operations for proceeds of A$200.0 million. Goodman Fielder has not publicly disclosed the application of the net proceeds from the disposal of this business. While we have classified this amount as cash, Goodman Fielder may have applied the cash proceeds from this disposal for any number of purposes, including the repayment of a portion of its debt or the satisfaction of other funding or operational requirements. The difference between the proceeds and net assets used in this business, based on Goodman Fielder's June 30, 2002 published consolidated financial statements, resulted in a pro forma gain of A$33.9 million, net of a pro forma tax charge of A$14.6 million based on the Australian corporate tax rate of 30%.

(3) On January 31, 2003, Goodman Fielder announced to the Australian Stock Exchange that it had entered into an agreement for the sale of the remaining portion of its Leiner Davis Gelatin business for proceeds of A$115.0 million. According to Goodman Fielder's January 31, 2003 announcement, this sale will complete its disposal of its ingredients business segment. Goodman Fielder has not disclosed how the anticipated sale proceeds from the disposal of this business will be utilized. While we have disclosed this amount as cash, Goodman Fielder may apply the proceeds from the disposal for any number of purposes, including the repayment of a portion of its debt or the satisfaction of other funding or operational requirements. Although Goodman Fielder's announcement to the Australian Stock Exchange confirms that the sale proceeds will be above book value, based on the disclosure, it is not possible to quantify the extent to which the proceeds will exceed the book value of net assets sold. Accordingly, no adjustment has been made against retained earnings.

(4) (a) For purposes of the acquisition adjustments, we assume that the carrying amount of net assets of Goodman Fielder as of June 30, 2002 represents fair value. We have also assumed that no restructuring provisions will arise as a result of the acquisition.

(b) The unaudited pro forma adjustments to give effect to the proposed acquisition are:

(i) Net reduction in cash of A$1,412.1 million, comprised of:

	A$ millions
Increase in cash from:	
Additional borrowings	$ 2,196.9*
Proceeds on the exercise of options to purchase approximately 250.0 million ordinary shares by entities associated with Mr. Graeme Hart	50.0
Estimated proceeds from the exercise of Goodman Fielder options	19.4**
Reduction in cash from:	
Acquisition of 100% of Goodman Fielder's issued capital (A$1.85 cash per share for approximately 1,196.7 million shares)	(2,213.8)***
Repayment of our existing secured senior short term debt	(17.8)
Repayment of our existing secured senior long term debt	(731.3)
Repayment of unsecured short term borrowings of Goodman Fielder	(176.7)

	A$ millions
Repayment of unsecured long term bank loans of Goodman Fielder	(65.0)
Repayment of unsecured other long term loans of Goodman Fielder	(353.7)
Payment of Goodman Fielder make whole premiums	(26.7)****
Payment of estimated transaction fees and expenses	(93.4)*****
Net reduction in cash	$(1,412.1)

* Recognition of additional cash from new borrowings of A$2,196.9 million to fund the acquisition (see "The Acquisition — Financing"), comprises the following components:

Description	Principal Amount	A$ millions
Term A loan facility	A$1,300.0 million	$1,300.0
Term B loan facility	U.S.$375.0 million******	664.1
New Zealand subordinated capital notes	NZ$250.0 million******	232.8
		$2,196.9

** Estimated proceeds from the exercise of Goodman Fielder options in the amount of A$19.4 million are comprised of A$8.2 million received by Goodman Fielder upon the exercise of Goodman Fielder options between July 1, 2002 and December 31, 2002 and A$11.2 million expected to be received by Goodman Fielder upon the exercise of in-the-money Goodman Fielder options outstanding as of December 31, 2002.

*** Calculated based upon the number of ordinary shares of Goodman Fielder issued and outstanding as of December 31, 2002 plus the number of ordinary shares of Goodman Fielder expected to be issued and outstanding upon the exercise of in-the-money Goodman Fielder options.

**** In its target statement filed with the Australian Stock Exchange on January 17, 2003, Goodman Fielder stated that an early repayment obligation and an obligation to pay a "make whole" amount in respect of its U.S.$200.0 million guaranteed senior notes due 2011 is likely to be triggered if our bid is successful. Goodman Fielder stated that the amount of the make whole payment is presently U.S.$40.0 million (or U.S.$28.0 million after tax). Goodman Fielder also stated that if the guaranteed senior notes due 2011 are repaid early, Goodman Fielder will receive a payment from the close-out of interest rate swaps, presently about U.S.$19.0 million (or U.S.$13.0 million after tax), which they stated gives a net after tax cost of U.S.$15.0 million or approximately A$26.0 million (A$26.7 million based on the June 30, 2002 exchange rate of A$1:U.S.$0.5626).

***** Estimated transaction fees and expenses are A$120.0 million. This amount is comprised of A$48.0 million of fees and expenses related to our proposed acquisition of Goodman Fielder and A$72.0 million of fees and expenses related to financing in connection with our proposed acquisition of Goodman Fielder. Of the A$120.0 million of transaction fees and expenses, A$100.0 million is payable upon completion of our proposed acquisition of Goodman Fielder and A$20.0 million is due for payment within 12 months following completion of our proposed acquisition of Goodman Fielder. The estimated transaction fees and expenses have therefore been accounted for as follows:

	A$ millions
Reduction in cash	$ 93.4
Reduction in proceeds from an issue of senior subordinated notes	6.6
Payables	20.0
	$120.0

****** Based on the December 31, 2002 exchange rates of A$1:U.S.$0.5647 and A$1:NZ$1.0738, respectively.

(ii) Elimination of Goodman Fielder's contributed equity of A$1,065.8 million.

(iii) Recognition of additional contributed equity of approximately A$50.0 million as a result of the exercise on December 12, 2002 of approximately 250 million options by entities associated with Mr. Graeme Hart, at an exercise price of 20 cents per share.

(iv) Elimination of Goodman Fielder's pre-acquisition reserves of A$25.3 million.

(v) Adjustments to retained earnings of A$98.1 million, comprising the elimination of Goodman Fielder's pre-acquisition retained earnings of A$46.4 million as of June 30, 2002, the elimination of the pro forma gain of A$33.9 million arising from the disposal of Goodman Fielder's milling business and the write off of our unamortized deferred senior debt borrowing costs of A$17.8 million.

(5) Pro forma consolidated cash and cash equivalents balances disclosed in the pro forma capitalization table include negative cash of A$13.5 million. However, as required under Australian GAAP, Goodman Fielder's Statement of Financial Position as of June 30, 2002 includes cash equivalents of A$277.4 million as "other assets." Consequently, the pro forma balance of "cash and cash equivalents" as of June 30, 2002 is A$263.9 million. The cash and cash equivalents balance disclosed in the pro forma capitalization table does not include any cash generated or utilized by our business in the period from November 30, 2002 to the date of this document, or by Goodman Fielder in the period from June 30, 2002 to the date of this document, other than as disclosed as unaudited pro forma adjustments.

(6) On January 8, 2003, Goodman Fielder announced to the Australian Stock Exchange that it had received a letter dated December 24, 2002 from the Australian Tax Office regarding potential tax liability in connection with a refinancing facility implemented by Goodman Fielder in 1990 and scheduled to expire in 2006. If the view expressed by the Australian Tax Office prevails, Goodman Fielder may incur an expense for additional income tax, penalties and interest of up to A$101.6 million, after applying an existing provision of A$37.0 million in connection with the refinancing facility. Goodman Fielder stated in its announcement of January 8, 2003 that it has been independently advised that it should have no additional tax liability in relation to this matter and will object to and vigorously oppose any amended tax assessment. The retained earnings of Goodman Fielder included in the capitalization table are not adjusted for this amount.

(7) Excludes short term debt.

BURNS PHILP GROUP SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets out our selected historical financial data. The selected historical financial data as of June 30, 2001 and 2002 and for the years ended June 30, 2000, 2001 and 2002, have been derived from our audited consolidated financial statements filed with the Australian Stock Exchange and the New Zealand Stock Exchange. The selected historical financial data as of June 30, 1998, 1999 and 2000 and for the years ended June 30, 1998 and 1999 have been derived from our audited consolidated financial statements.

The selected historical financial data as of September 30, 2002 and for the three month periods ended September 30, 2001 and 2002 have been derived from our unaudited interim consolidated financial statements. All such unaudited financial statements, in the opinion of our management, reflect all adjustments, including normal recurring accruals and adjustments, necessary for a fair presentation of our financial condition and results of operations for such periods. Results of operations for interim periods are not necessarily indicative of results to be expected for any full fiscal year.

The following Australian GAAP selected historical financial data are prepared in accordance with Australian GAAP which varies in certain significant respects from U.S. GAAP. Note 33 to our Annual Financial Information for the fiscal year ended June 30, 2002, provided to noteholders and the trustee under the terms of the indenture dated June 21, 2002 for our 9¾% senior subordinated notes due 2012 and filed with the Australian Stock Exchange on December 27, 2002, contains additional disclosures required under U.S. GAAP and provides a description of the significant differences between Australian GAAP and U.S. GAAP as they relate to us and a reconciliation of our net profit and equity to U.S. GAAP.

On November 7, 2002, we issued our unaudited interim consolidated financial statements for the three month periods ended September 30, 2001 and 2002, prepared in accordance with Australian GAAP, to both the Australian Stock Exchange and the holders of our 9¾% senior subordinated notes due 2012 for the purposes of fulfilling the requirements of the indenture governing those notes. There were no material U.S. GAAP differences arising in the three month period ended September 30, 2002.

The following data should be read in conjunction with our consolidated financial statements, related notes and other financial information filed with the Australian Stock Exchange and the New Zealand Stock Exchange.

DATA IN ACCORDANCE WITH AUSTRALIAN GAAP	Fiscal Year Ended June 30, 1998	1999	2000	2001	2002	Three Months Ended September 30, 2001	2002
	(A$ in millions, except for per share data)						
Statement of Financial Performance Data:							
Operating revenue:[1]							
Revenue from sale of goods:							
Yeast and bakery ingredients:							
North America	$ 298.6	$ 316.0	$ 313.2	$ 353.4	$ 360.8	$ 89.6	$ 82.4
Europe	155.0	145.1	129.4	144.7	163.5	37.0	39.5
South America	236.7	236.8	204.2	223.8	167.4	56.3	29.8
Asia Pacific	90.6	109.8	118.0	135.8	142.3	32.4	35.5
Total yeast and bakery ingredients	$ 780.9	$ 807.7	$ 764.8	$ 857.7	$ 834.0	$215.3	$187.2
Herbs and spices	637.2	447.4	404.5	438.9	439.5	120.9	106.8
Vinegar	65.4	82.9	82.2	89.6	84.8	23.4	23.0
Other[2]	341.5	6.0	4.7	4.7	3.4	1.1	0.5
Total revenue from sale of goods	$1,825.0	$1,344.0	$1,256.2	$1,390.9	$1,361.7	$360.7	$317.5
Revenue from rendering of services:							
Terminals	31.7	29.0	30.1	30.7	29.9	7.2	7.0
Total operating revenue	$1,856.7	$1,373.0	$1,286.3	$1,421.6	$1,391.6	$367.9	$324.5
Interest revenue	34.4	14.6	9.9	13.0	7.0	2.7	5.6
Proceeds from disposal of non-current assets[3]	346.1	121.3	2.9	15.3	2.3	—	85.4
Other revenue[4]	29.1	4.7	4.5	3.6	4.1	0.6	6.3
Total revenue	$2,266.3	$1,513.6	$1,303.6	$1,453.5	$1,405.0	$371.2	$421.8
Operating income:[5]							
Yeast and bakery ingredients:							
North America	$ 57.9	$ 67.7	$ 66.0	$ 69.1	$ 83.5	$ 16.5	$ 17.1
Europe	26.2	27.0	28.8	32.6	33.8	5.6	6.4
South America	25.2	28.5	24.6	21.5	27.1	5.9	5.7
Asia Pacific	4.0	11.9	19.8	23.4	23.9	3.9	6.8
Total yeast and bakery ingredients	$ 113.3	$ 135.1	$ 139.2	$ 146.6	$ 168.3	$ 31.9	$ 36.0
Herbs and spices	22.4	30.1	33.4	33.3	54.7	9.0	14.2
Vinegar	8.4	8.5	9.2	9.5	10.9	3.7	3.8
Terminals	11.2	11.0	12.7	11.2	7.9	2.1	1.7
Other[6]	20.3	2.8	0.3	0.3	0.1	—	—
Corporate expense[7]	(33.6)	(14.8)	(20.9)	(15.5)	(19.9)	(4.7)	(4.2)
Total operating income	$ 142.0	$ 172.7	$ 173.9	$ 185.4	$ 222.0	$ 42.0	$ 51.5
Borrowing costs	(146.6)	(116.1)	(90.9)	(95.8)	(72.9)	(21.0)	(34.4)
Interest revenue	34.4	14.6	9.9	13.0	7.0	2.7	5.6
Net interest expense[8]	(112.2)	(101.5)	(81.0)	(82.8)	(65.9)	(18.3)	(28.8)
Income before individually significant items, tax and outside equity interests	29.8	71.2	92.9	102.6	156.1	23.7	22.7
Individually significant items[9]	(258.9)	14.7	5.2	—	(35.2)	—	40.0
Net profit (loss) before tax and outside equity interests	(229.1)	85.9	98.1	102.6	120.9	23.7	62.7
Income tax expense before individually significant income tax item	(9.7)	(18.3)	(14.4)	(12.1)	(19.3)	(4.0)	(5.1)
Individually significant income tax (expense) benefit	(46.3)	—	—	—	47.9	—	—
Outside equity interests	(0.3)	(1.7)	(1.5)	(2.0)	(3.3)	(0.5)	(0.8)
Net profit (loss)	$ (285.4)	$ 65.9	$ 82.2	$ 88.5	$ 146.2	$ 19.2	$ 56.8
Basic earnings per share (cents)							
Continuing operations	(52.1)	6.8	12.4	10.5	14.9	1.6	1.7
Discontinuing operations	(1.7)	5.7	3.1	3.1	2.4	0.8	4.8
	(53.8)	12.4	15.4	13.6	17.3	2.4	6.5
Diluted earnings per share (cents)							
Continuing operations	(52.1)	3.3	5.8	4.6	5.5	0.7	0.7
Discontinuing operations	(1.7)	2.8	1.4	1.4	0.8	0.3	1.6
	(53.8)	6.1	7.2	6.0	6.3	1.0	2.3
Dividends per ordinary share (cents)	—	—	—	—	—	—	—

	Fiscal Year Ended June 30,					Three Months Ended September 30,	
	1998	1999	2000	2001	2002	2001	2002
	(A$ in millions, except ratios and percentages)						
Other Financial Data:							
Depreciation and amortization[10]	$ 73.7	$ 70.9	$ 71.0	$ 76.5	$ 72.5	$ 19.4	$ 16.1
Capital expenditures	69.2	37.8	38.2	88.8	85.3	22.7	14.7
Net cash flows:							
Operating activities	(154.8)	122.4	152.1	118.4	213.1	13.8	26.6
Investing activities	267.5	120.5	(32.9)	(89.8)	(105.8)	(23.4)	74.1
Financing activities	119.3	(640.3)	(21.4)	(17.5)	607.4	(63.7)	(203.6)
Total net cash flows	$ 232.0	$ (397.4)	$ 97.8	$ 11.1	$714.7	$ (73.3)	$(102.9)
EBITDA[11]	$ (21.7)[12]	$ 287.1	$ 277.7	$ 286.1	$291.8	$ 69.4	$ 115.8
Adjusted EBITDA[11]	215.7	243.6	244.9	261.9	294.5	61.4	67.6
Adjusted EBITDA margin[13]	11.6%	17.7%	19.0%	18.4%	21.2%	16.7%	20.8%
Ratio of earnings to fixed charges[14]	—	1.44x	1.83x	1.80x	2.44x	1.84x	1.62x
Pro forma ratio of earnings to fixed charges[15]					2.04x		1.52x
Supplemental Data:							
Ratio of total debt to adjusted EBITDA[16]					5.62x		
Ratio of net debt to adjusted EBITDA[17]					2.49x		

	As of June 30,					As of September 30,
	1998	1999	2000	2001	2002	2002
	(A$ in millions)					
Statement of Financial Position Data:						
Cash assets	$ 473.3	$ 81.4	$ 188.9	$ 218.2	$ 923.6	$ 855.9
Receivables	299.5	185.7	191.7	234.8	162.2	185.8
Inventories	143.3	104.7	119.8	132.7	123.1	130.2
Property, plant and equipment	740.0	600.5	615.9	704.1	577.2	539.4
Intangible assets[18]	395.7	336.3	355.0	407.5	319.4	323.6
Total assets	2,238.2	1,417.9	1,596.7	1,860.8	2,364.5	2,297.0
Total debt[16]	1,838.1	1,154.6	1,220.3	1,311.7	1,655.5	1,524.6
Total equity	29.2	33.6	129.6	277.9	479.5	528.6
Capital stock	106.1	579.9	581.5	613.7	634.4	634.4
Capital stock (shares, millions)	530.6	530.6	538.8	699.9	802.7	802.8

DATA IN ACCORDANCE WITH U.S. GAAP	Fiscal Year Ended June 30, 2000	2001	2002
	(A$ in millions, except for per share data, ratios and percentages)		
Statement of Financial Performance Data:			
Net profit from continuing operations	$ 62.4	$ 80.5	$ 92.6
Net profit from discontinuing operations[19]	9.2	13.0	12.7
Extraordinary loss on extinguishment of debt	—	—	(90.3)
Net profit	$ 71.6	$ 93.5	$ 15.0
Earnings (loss) per share:			
Basic earnings (loss) per share (cents):			
Earnings from continuing operations before extraordinary item	11.7	12.4	10.2
Earnings from discontinued operations	1.7	2.0	1.7
Extraordinary loss on extinguishment of debt	—	—	(12.0)
Basic earnings (loss) per share	13.4	14.4	(0.1)
Diluted earnings per share (cents):			
Earnings from continuing operations before extraordinary item	5.5	5.4	4.0
Earnings from discontinued operations	0.8	0.9	0.6
Extraordinary loss on extinguishment of debt	—	—	(4.0)
Diluted earnings per share	6.3	6.3	0.6
Other Financial Data:			
EBITDA[11]	$ 221.2	$ 256.4	$ 170.6[20]
Adjusted EBITDA[11]	216.0	256.4	296.1[20]
Adjusted EBITDA margin[13]	17.8%	19.0%	23.0%
Depreciation and amortization[10]	67.8	73.6	65.2
Net Cash Flows:			
Operating activities	$ 152.1	$ 118.4	$ 213.1
Investing activities	(32.9)	(89.8)	(105.8)
Financing activities	(29.8)	(16.7)	606.1
Total net cash flows	$ 89.4	$ 11.9	$ 713.4
Ratio of earnings to fixed charges[14]	1.60x	1.67x	2.64x
Pro forma ratio of earnings to fixed charges[15]			2.17x
Statement of Financial Position Data:			
Intangible assets[18]	$ 185.9	$ 211.4	$ 150.8
Total assets	1,419.3	1,675.6	2,165.0
Total equity (deficit)	$ (71.2)	$ 60.1	$ 235.8
Supplemental Data:			
Ratio of total debt to adjusted EBITDA[16]			5.59x
Ratio of net debt to adjusted EBITDA[17]			2.47x

(1) Operating revenue consists of revenue from sale of goods and revenue from rendering of services.

(2) Other revenue from sale of goods is revenue earned by discontinued businesses during the fiscal year ended June 30, 1998 plus revenue earned by Cochin Spices, our spice trading subsidiary in India.

(3) In accordance with Australian GAAP, we are required to report the proceeds from the disposal of non-current assets as a separate revenue item.

(4) Other revenue is revenue earned other than through the sale of goods, from rendering of services or interest income. Other revenue includes rental income from properties.

(5) Operating income consists of net profit, including share of profits of associates, before related income tax, net interest expense, outside equity interests and individually significant and extraordinary items.

(6) Other operating income is operating income from discontinued businesses during the year ended June 30, 1998 plus operating income from Cochin Spices, our spice trading subsidiary in India.

(7) Corporate expense consists of the costs incurred through operating the corporate head office and technical and development center in Australia, and small ancillary administrative offices in North America and Europe.

(8) Net interest expense consists of borrowing costs less interest revenue.

(9) Individually significant items are revenues or expenses from ordinary activities which, in the opinion of management, are of such a size, nature or incidence that their disclosure is relevant in explaining our operating performance over different periods. The individually significant items in the fiscal year ended June 30, 1998 resulted from a reassessment of the carrying amount of our non-current assets, particularly in our herbs and spices business. The individually significant gain in the fiscal year ended June 30, 1999 resulted from the disposal of certain of our non-current assets. The proceeds on disposal of assets of A$109.6 million were included in our revenue and the carrying amount of the assets sold for A$94.9 million was included in expenses. The unusual gain in the fiscal year ended June 30, 2000 arose from the reassessment of the carrying amount of certain of our non-current assets. The individually significant loss in the fiscal year ended June 30, 2002 related to a provision against receivables and prepaid slotting allowances following

the filing for bankruptcy of Kmart Corporation, a major customer, of A$10.1 million and a provision for closing costs and a write-down of the carrying value of plant and machinery in respect of our Oakland, California plant totaling A$25.1 million. The individually significant gain of A$40.0 million in the three months ended September 30, 2002 represents a gain of A$33.4 million on the sale of our terminals business and a gain of A$6.6 million on the sale of a property following the closure of our South Yarra, Australia yeast manufacturing facility.

(10) Depreciation and amortization as shown above excludes amortization of prepaid slotting allowances of A$21.5 million, A$28.8 million, A$27.6 million, A$24.2 million and A$32.5 million for the fiscal years ended June 30, 1998, 1999, 2000, 2001 and 2002, respectively, and A$8.0 million and A$8.2 million for the three months ended September 30, 2001 and 2002, respectively.

(11) EBITDA under Australian GAAP represents net profit before related income tax, net interest expense, depreciation and amortization and outside equity interests. EBITDA under U.S. GAAP differs from EBITDA under Australian GAAP as a result of amortization of prepaid slotting being classified as a reduction against revenue under U.S. GAAP as opposed to amortization expense under Australian GAAP. Adjusted EBITDA is not a defined term under either Australian GAAP or U.S. GAAP. Adjusted EBITDA under Australian GAAP is EBITDA adjusted for individually significant items and extraordinary items and amortization of prepaid slotting allowances. Adjusted EBITDA under U.S. GAAP is EBITDA adjusted for individually significant and extraordinary items. Under Australian GAAP, individually significant items are revenues or expenses from ordinary activities which, in the opinion of management, are of such a size, nature or incidence that their disclosure is relevant in explaining our operating performance over different periods.

We include the following components in our calculation of EBITDA and adjusted EBITDA under Australian GAAP and U.S. GAAP as set out below:

Components based on Australian GAAP

- Net profit; plus
- Income tax expenses/(benefit); plus
- Net interest expense; plus
- Depreciation and amortization (including prepaid slotting allowances); plus
- Outside equity interests

= EBITDA under Australian GAAP

Adjustments:

- plus, Individually significant (gain)/loss; less
- Amortization of prepaid slotting allowances

= Adjusted EBITDA under Australian GAAP

Components based on U.S. GAAP

- Australian GAAP net profit; plus
- Adjustment required to comply with U.S. GAAP

= Net profit under U.S. GAAP

Add:

- Income tax expense/(benefit); and
- Net interest expense which consists of:
  - — derivative financial instruments
  - — borrowing costs
  - — amortized discount on 7.5% Notes
  - — interest income; and
- Depreciation and amortization (excluding prepaid slotting allowances); and
- Outside equity interests

= EBITDA under U.S. GAAP

Adjustments:

- plus, Individually significant (gain)/loss; plus
- Extraordinary loss on extinguishment of debt

= Adjusted EBITDA under U.S. GAAP

The individually significant gain of A$5.2 million in the fiscal year ended June 30, 2000 arose from the reassessment of the carrying value of certain of our non-current assets. The individually significant loss of A$35.2 million in the fiscal year ended June 30, 2002 related to a provision against prepaid slotting allowances and accounts receivable following the filing for bankruptcy of Kmart Corporation, a major customer, and a provision for closure costs and a write down of the carrying value of plant and machinery in respect of our Oakland, California yeast plant. The individually significant gain of A$40.0 million in the three months ended September 30, 2002 represents a gain on the sale of our terminals

business and a gain on the sale of a property following the closure of our South Yarra, Australia yeast manufacturing facility. The extraordinary loss of A$90.3 million in the fiscal year ended June 30, 2002 relates to a loss on extinguishment of debt for U.S. GAAP purposes. See further discussion about these individually significant items under "Burns Philp Group Selected Historical Consolidated Financial Data" at Note 9. Depreciation and amortization expense and the other items excluded from EBITDA and adjusted EBITDA are significant components in understanding and assessing our liquidity and financial performance. We believe that, in addition to cash flow from operating activities and net profit, EBITDA and adjusted EBITDA are useful liquidity and financial performance measurements for assessing operating performance as they provide investors with an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. In evaluating these measurements, we believe that investors should consider the amount by which these measurements exceed borrowing costs for the period, how these measurements compare to principal repayments on debt for the period and how these measurements compare to capital expenditures for the period. To evaluate these measurements, the components of EBITDA and adjusted EBITDA, including total operating revenue, costs of goods sold and selling, general and administration expenses, and the variability of these components over time, should also be considered. Investors should be cautioned, however, that these measurements should not be construed as alternatives to operating income under Australian GAAP or U.S. GAAP as an indicator of our operating performance, or to cash flows from operating, investing and financing activities, under Australian GAAP or U.S. GAAP as a measure of liquidity or our ability to meet all our cash needs. Our method of calculating EBITDA and adjusted EBITDA may differ from the methods used by other companies and, as a result, the measurements disclosed herein may not be comparable to other similarly titled measurements disclosed by other companies.

(12) Reflects individually significant losses of A$(258.9) million in fiscal 1998 arising from the reassessment of the carrying value of non-current assets in businesses which were subsequently disposed of.

(13) The adjusted EBITDA margin percentage is calculated as adjusted EBITDA divided by total operating revenue, multiplied by 100.

(14) For purposes of determining the ratio of earnings to fixed charges, and the deficiency, if any, earnings are defined as pre-tax profit from continuing operations before extraordinary items and outside equity interests less income from equity accounted associates plus distributed income from equity accounted associates and fixed charges. Fixed charges consist of borrowing costs expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and a portion of lease rental expenses we deemed to be representative of our interest factor. For the fiscal year ended June 30, 1998, our Australian GAAP earnings were insufficient to cover fixed charges by A$89.3 million.

(15) For purposes of computing the pro forma ratio of earnings to fixed charges, the actual ratio of earnings to fixed charges has been adjusted only to reflect the issuance of approximately US$150 million senior subordinated notes and the application of the net proceeds therefrom as if they had occurred on June 30, 2001. The pro forma ratio of earnings to fixed charges does not give effect to the proposed Goodman Fielder acquisition, the financing for the acquisition or the other transactions reflected in the summary unaudited pro forma consolidated financial information.

(16) Total debt consists of the current and non-current portions of our interest bearing liabilities.

(17) For purposes of this ratio, net debt has been calculated by subtracting cash assets from our total debt. These net debt amounts do not give effect to any tax inefficiencies that may result from, or give effect to any restrictions on, our repatriation of cash assets from the jurisdictions in which we do business.

(18) Under Australian GAAP, our intangible assets have been periodically revalued. Under U.S. GAAP, our intangible assets are carried at cost less accumulated amortization.

(19) In fiscal 2002 and in the three months ended September 30, 2002, we have separately disclosed our vinegar and terminals businesses as discontinuing operations. The discontinuing operations in fiscal 2000 and 2001 also relate to these businesses. For more information on our discontinuing operations, see Note 25 to our June 30, 2002 audited consolidated financial statements filed with the Australian Stock Exchange and the New Zealand Stock Exchange.

(20) The difference between EBITDA and Adjusted EBITDA for the fiscal year ended June 30, 2002 is due primarily to the extraordinary loss of A$90.3 million in such period related to a loss on extinguishment of debt for U.S. GAAP purposes and the individually significant loss of A$35.2 million in such period related to a provision against prepaid slotting allowances and accounts receivable following the bankruptcy of Kmart Corporation, a major customer, and a provision for closure costs and a writedown of the carrying amount of plant and machinery in respect of our Oakland, California yeast plant, each as described in Note 11 above.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information for us shows the estimated pro forma impact on our financial statements of the following transactions:

- an issuance of senior subordinated notes;
- the offering of our 9¾% senior subordinated notes due 2012 on June 21, 2002, and the application of a portion of the proceeds from the offering to redeem our outstanding 5.5% guaranteed subordinated convertible bonds due 2004 on September 9, 2002;
- the disposal of our terminals business on September 18, 2002 and our vinegar business on October 9, 2002;
- our acquisition of the Fleischmann's yeast and industrial bakery ingredients business in Latin America on October 31, 2002; and
- our proposed acquisition of Goodman Fielder, including:
  - the indebtedness we expect to incur to finance our proposed acquisition and repayment of certain of our and Goodman Fielder's existing indebtedness;
  - the disposal by Goodman Fielder of its milling business as announced to the Australian Stock Exchange on October 4, 2002; and
  - the disposal by Goodman Fielder of its ingredients business segment.

Although we have made an offer for the outstanding ordinary shares of Goodman Fielder, we cannot assure you that we will complete this acquisition. We expect this proposed acquisition to have a significant impact on us. We provide additional information about Goodman Fielder and our proposed acquisition of Goodman Fielder, including the terms of the additional indebtedness we expect to incur to finance the acquisition, under "The Acquisition."

Certain of the following unaudited pro forma condensed consolidated financial information is excerpted or derived from our consolidated financial statements and Goodman Fielder's published consolidated financial statements, as well as other publicly available information regarding Goodman Fielder filed with the Australian Stock Exchange and the New Zealand Stock Exchange. The unaudited pro forma condensed consolidated financial information does not reflect the impact of conforming Goodman Fielder's accounting policies to ours, as these impacts have not yet been determined. The unaudited pro forma condensed consolidated statement of financial performance for the fiscal year ended June 30, 2002 gives effect to our proposed acquisition of Goodman Fielder, the financing for the acquisition and the other transactions reflected in this presentation as if they had occurred on July 1, 2001. The unaudited pro forma condensed consolidated statement of financial position as of June 30, 2002 gives effect to our proposed acquisition of Goodman Fielder, the financing for the acquisition and the other transactions reflected in this presentation as if they had occurred on such date.

The unaudited pro forma condensed consolidated financial information does not purport to represent what our financial position and results of operations actually would have been had the transactions described in the unaudited pro forma condensed consolidated financial information been consummated on the dates indicated or to project our financial position as of any future date or our results of operations for any future period. You should read the unaudited pro forma condensed consolidated financial information in conjunction with our audited consolidated financial statements and unaudited interim consolidated financial statements filed with the Australian Stock Exchange and the New Zealand Stock Exchange, and Goodman Fielder's published consolidated financial statements filed with the Australian Stock Exchange and the New Zealand Stock Exchange.

The unaudited pro forma condensed consolidated financial data included in this document is based on our management's current estimates of, and good faith assumptions regarding, the adjustments arising

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION — (Continued)

from the transactions described in the unaudited pro forma condensed consolidated financial information. The unaudited pro forma adjustments are based on currently available information and actual adjustments could differ materially from our current estimates. For example, estimates of business integration costs or of anticipated cost savings or potential revenue enhancements we may realize in connection with our recent or proposed acquisitions have not been reflected in the unaudited pro forma condensed consolidated financial information. Although the unaudited pro forma condensed consolidated information gives effect to our October 2002 acquisition of the Fleischmann's yeast and industrial bakery ingredients business in Latin America from Kraft Foods International, as this business was operated within Kraft Foods prior to its acquisition by us, and Kraft Foods did not maintain discrete accounts for this business, we lack certain historical information regarding the Fleischmann's business required to make all adjustments needed to give complete pro forma effect to this acquisition. Although the unaudited pro forma condensed consolidated information gives effect to the proposed acquisition of Goodman Fielder, we lack certain historical information regarding Goodman Fielder's business (including certain businesses Goodman Fielder has sold) required to make all the adjustments needed to give complete pro forma effect to the proposed acquisition. In addition, the financial information for Goodman Fielder that was used to prepare the unaudited pro forma condensed consolidated financial information was taken from or based upon financial statements and other information that is on file with the Australian Stock Exchange and the New Zealand Stock Exchange or is otherwise publicly available, and in preparing the unaudited pro forma condensed consolidated financial information we have not had any access to, or assistance from, Goodman Fielder and its management. Accordingly, we have not been able to independently verify the accuracy or completeness of this information, nor have Goodman Fielder's auditors performed any procedures with respect to the inclusion of such financial data in this document.

As a result of the foregoing, you should not place undue reliance on the unaudited pro forma condensed consolidated financial information included in this document.

The following unaudited pro forma condensed consolidated financial information, our consolidated financial statements and Goodman Fielder's published consolidated financial statements, are each prepared in accordance with Australian GAAP, which varies in certain significant respects from U.S. GAAP. Note 33 to our Annual Financial Information for the fiscal year ended June 30, 2002 provided to noteholders and the trustee under the terms of the indenture dated June 21, 2002 for our 9¾% senior subordinated notes due 2012 and filed with the Australian Stock Exchange on December 27, 2002 contains additional disclosures required under U.S. GAAP and provides a description of the significant differences between Australian GAAP and U.S. GAAP as they relate to us and a reconciliation of our net profit and equity to U.S. GAAP. However, the unaudited pro forma condensed consolidated financial information does not include any reconciliation to U.S. GAAP, as we have had no access to Goodman Fielder's accounting records.

In calculating the unaudited pro forma condensed consolidated financial adjustments presented below, foreign currency amounts have been translated to Australian dollars at the exchange rate prevailing at June 30, 2002, which was A$1:U.S.$0.5626, unless otherwise indicated.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of June 30, 2002

	Burns Philp Group	Adjustments for issuance of Senior Subordinated Notes[1]	Adjustments for U.S.$400.0M 9¾% Note Issue and Repayment of Convertible Bonds[2]	Adjustments for Sale of Terminals and Vinegar Businesses[3]	Adjustments for Fleischmann's Acquisition[4]	Burns Philp Group Pro Forma	Goodman Fielder[5]	Adjustments for Disposal of Goodman Fielder's Milling Business[6]	Adjustments for Disposal of Portion of Goodman Fielder's Ingredients Business[7]	Adjustments for Goodman Fielder Acquisition[8]	Pro Forma
						(A$millions)					
Current Assets											
Cash	$ 923.6	$259.0	$(174.8)	$152.6	$(177.7)	$ 982.7	$ 61.3	$ 200.0	$ 115.0	$(1,419.5)	$ (60.5)[9]
Receivables	160.4	—	—	(13.9)	5.7	152.2	278.2	—	—	—	430.4
Inventories	123.1	—	—	(9.1)	10.8	124.8	254.2	—	—	—	379.0
Other assets	27.9	—	—	(0.7)	(20.2)	7.0	313.7	—	—	—	320.7[9]
Total current assets	1,235.0	259.0	(174.8)	128.9	(181.4)	1,266.7	907.4	200.0	115.0	$(1,419.5)	$1,069.6
Non-Current Assets											
Receivables	1.8	—	—	—	—	1.8	12.6	—	—	—	14.4
Investments accounted for using the equity method	58.6	—	—	—	—	58.6	3.9	—	—	—	62.5
Other financial assets	6.7	—	—	—	—	6.7	2.4	—	—	—	9.1
Property, plant and equipment	577.2	—	—	(86.1)	24.7	515.8	861.7	—	—	—	1,377.5
Intangible assets	319.4	—	—	(11.4)	164.8	472.8	520.8	—	—	1,148.3	2,141.9
Deferred tax assets	66.2	—	—	—	—	66.2	95.8	—	—	—	162.0
Other assets	99.6	6.6	—	—	—	106.2	4.3	—	—	47.6	158.1
Milling assets	—	—	—	—	—	—	—	(218.3)	—	—	(218.3)
Ingredients assets	—	—	—	—	—	—	—	—	(115.0)	—	(115.0)
Total non-current assets	1,129.5	6.6	—	(97.5)	189.5	1,228.1	1,501.5	(218.3)	(115.0)	1,195.9	3,592.2
Total assets	$2,364.5	$265.6	$(174.8)	$ 31.4	$ 8.1	$2,494.8	$2,408.9	$ (18.3)	$ —	$ (223.6)	$4,661.8
Current Liabilities											
Payables	142.5	—	—	(9.9)	8.1	140.7	376.8	—	—	20.0	537.5
Interest bearing liabilities	205.8	—	(174.8)	—	—	31.0	176.7	—	—	(194.5)	13.2
Current tax liabilities	9.9	—	—	—	—	9.9	5.2	14.6	—	—	29.7
Provisions	38.5	—	—	(5.0)	—	33.5	189.7	—	—	—	223.2
Other	—	—	—	—	—	—	2.9	—	—	—	2.9
Milling liabilities	—	—	—	—	—	—	—	(66.8)	—	—	(66.8)
Total current liabilities	396.7	—	(174.8)	(14.9)	8.1	215.1	751.3	(52.2)	—	(174.5)	739.7
Non-Current Liabilities											
Payables	3.5	—	—	(0.1)	—	3.4	0.7	—	—	—	4.1
Interest bearing liabilities	1,449.7	265.6	—	—	—	1,715.3	418.7	—	—	1,039.5	3,173.5
Deferred tax liabilities	12.0	—	—	—	—	12.0	83.5	—	—	—	95.5
Provisions	23.1	—	—	(0.1)	—	23.0	57.6	—	—	—	80.6
Other	—	—	—	—	—	—	1.7	—	—	—	1.7
Total non-current liabilities	1,488.3	265.6	—	(0.2)	—	1,753.7	562.2	—	—	1,039.5	3,355.4
Total liabilities	1,885.0	265.6	(174.8)	(15.1)	8.1	1,968.8	1,313.5	(52.2)	—	865.0	4,095.1
Net assets	$ 479.5	$ —	$ —	$ 46.5	$ —	$ 526.0	$1,095.4	$ 33.9	$ —	$(1,088.6)	$ 566.7
Equity											
Contributed equity	868.3	—	—	—	—	868.3	1,065.8	—	—	(1,015.8)	918.3
Reserves	(159.2)	—	—	—	—	(159.2)	(25.3)	—	—	25.3	(159.2)
Retained earnings/(Accumulated losses)	(248.5)	—	—	46.5	—	(202.0)	46.4[10]	33.9	—	(98.1)	(219.8)
Equity attributable to parent entity	460.6	—	—	46.5	—	507.1	1,086.9	33.9	—	(1,088.6)	539.3
Outside equity interests	18.9	—	—	—	—	18.9	8.5	—	—	—	27.4
Total equity	$ 479.5	$ —	$ —	$ 46.5	$ —	$ 526.0	$1,095.4	$ 33.9	$ —	$(1,088.6)	$ 566.7

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
For the year ended June 30, 2002

	Burns Philp Group	Adjustments for issuance of Senior Subordinated Notes[1]	Adjustments for U.S.$400.0M 9¾% Note Issue and Repayment of Convertible Bonds[2]	Adjustments for Sale of Terminals and Vinegar Businesses[3]	Adjustments for Fleischmann's Acquisition[4]	Burns Philp Group Pro Forma	Goodman Fielder[5]	Adjustments for Disposal of Goodman Fielder's Milling Business[6]	Adjustments for Disposal of Portion of Goodman Fielder's Ingredients Business[7]	Adjustments for Goodman Fielder Acquisition[8]	Pro Forma
	(A$ millions, except share and per share data)										
Sales revenue	$1,361.7	$ —	$ —	$(84.8)	$ —	$1,276.9	$ 2,957.5	$(268.0)	$(268.6)	$ —	$ 3,697.8
Cost of sales	(730.5)	—	—	36.5	—	(694.0)	(1,891.1)	—	—	—	(2,585.1)
Revenue from rendering of services	29.9	—	—	(29.9)	—	—	—	—	—	—	—
Other revenue from ordinary activities	6.4	—	—	(1.1)	—	5.3	—	(1.3)	—	—	4.0
Share of net profit (loss) of associates accounted for using the equity method	10.1	—	—	—	—	10.1	(4.6)	—	—	—	5.5
Revenue generated from investing activities	—	—	—	—	—	—	449.5	—	(399.4)	—	50.1
Expenses relating to investing activities	—	—	—	—	—	—	(307.1)	—	—	—	(307.1)
Marketing selling and distribution expenses	(319.8)	—	—	30.9	—	(288.9)	(606.8)	—	—	—	(895.7)
General and administration expenses	(135.8)	—	—	29.6	(8.2)	(114.4)	(273.2)	—	—	(57.4)	(445.0)
Ingredients expenses	—	—	—	—	—	—	—	—	535.2	—	535.2
Milling expenses	—	—	—	—	—	—	—	243.8	—	—	243.8
Production expenses	—	—	—	—	—	—	(48.1)	—	—	—	(48.1)
Net interest expense											
Borrowing costs	(72.9)	(28.7)	(56.7)	—	—	(158.3)	(64.7)	—	—	(45.2)	(268.2)
Interest revenue	7.0	—	—	(0.2)	—	6.8	12.7	—	—	(7.0)	12.5
Individually significant items	(35.2)	—	—	—	—	(35.2)	—	—	—	—	(35.2)
Profit from ordinary activities before related income tax benefit/(expense)	120.9	(28.7)	(56.7)	(19.0)	(8.2)	8.3	224.1	(25.5)	(132.8)	(109.6)	(35.5)
Income tax (expense)/benefit before individually significant tax item	(19.3)	8.6	17.0	0.6	—	6.9	(61.5)	7.7	32.3	13.2	(1.4)
Individually significant income tax item	47.9	—	—	—	—	47.9	—	—	—	—	47.9
Profit from ordinary activities after related income tax benefit/(expense)	149.5	(20.1)	(39.7)	(18.4)	(8.2)	63.1	162.6	(17.8)	(100.5)	(96.4)	11.0
Net profit attributable to outside equity interests	(3.3)	—	—	—	—	(3.3)	(0.2)	—	—	—	(3.5)
Net profit attributable to members	$ 146.2	$(20.1)	$(39.7)	$(18.4)	$(8.2)	$ 59.8	$ 162.4	$ (17.8)	$(100.5)	$ (96.4)	$ 7.5
Per share data[11]											
Basic earnings/(loss) per share (cents)	17.3	—	—	—	—	5.8	—	—	—	—	(0.8)
Diluted earnings per share (cents)	6.3	—	—	—	—	2.6	—	—	—	—	0.3
Basic weighted average number of shares (millions)	751.2	—	—	—	—	751.2	—	—	—	250.0	1,001.2
Diluted weighted average number of shares (millions)	2,303.3	—	—	—	—	2,303.3	—	—	—	83.9	2,387.3

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(1) Issuance of Senior Subordinated Notes

Reflects new debt of U.S.$150.0 million (A$265.6 million based on the December 31, 2002 exchange rate of A$1:U.S.$0.5647) as a non-current interest bearing liability from the issuance of senior subordinated notes and the associated net cash proceeds to us. New debt is represented by cash of A$259.0 million, net of A$6.6 million of estimated issuance costs. At the December 31, 2002 exchange rate, the new debt was A$265.6 million.

We have also recognized additional interest expense of A$28.7 million. This represents A$27.9 million interest on the notes at an assumed interest rate of 10.5% and A$0.8 million amortization of deferred note issuance costs. The pro forma additional interest expense generates a pro forma income tax benefit of A$8.6 million.

Each 0.125% change in the interest rate payable on the senior subordinated notes would change annual interest expense by A$0.3 million, assuming constant exchange rates.

(2) U.S.$400.0 million 9¾% senior subordinated notes due 2012 issue and repayment of 5.5% guaranteed subordinated convertible bonds due 2004

On June 21, 2002, we issued U.S.$400.0 million of 9¾% senior subordinated notes due 2012, yielding approximately U.S.$386.0 million of net proceeds, or approximately A$697.5 million. As disclosed in Note 31 to our audited consolidated financial statements, on September 9, 2002 we used a portion of the proceeds from our issuance of the 9¾% senior subordinated notes due 2012 to redeem the outstanding balance of our 5.5% guaranteed subordinated convertible bonds due 2004. As of June 30, 2002 the outstanding balance of our 5.5% guaranteed subordinated convertible bonds due 2004 was A$174.8 million.

The unaudited pro forma adjustments to give effect to these transactions are as follows:

- Reduction in cash of A$174.8 million to reflect amounts paid to redeem the outstanding balance of our 5.5% guaranteed subordinated convertible bonds due 2004;
- Reduction in current interest bearing liabilities by A$174.8 million;
- A net increase in interest expense of A$56.7 million, consisting of a reduction in interest expense of A$10.7 million to reflect the elimination of interest on the convertible bonds for the fiscal year ended June 30, 2002 and annualized additional interest expense of A$67.4 million in respect of the U.S.$400.0 million of 9¾% senior subordinated notes due 2012; and
- Additional pro forma income tax benefit of A$17.0 million as a result of the pro forma net increase in interest expense of A$56.7 million.

As we issued the 9¾% senior subordinated notes due 2012 prior to June 30, 2002, no adjustments have been made to the statement of financial position with respect to such issuance as its effect is reflected in our historical statement of financial position as of June 30, 2002.

(3) Sale of our terminals and vinegar businesses

On September 18, 2002, we completed the sale of our terminals business and on October 9, 2002, we completed the sale of our vinegar business.

Both of these businesses were disclosed as discontinuing operations in our audited consolidated financial statements for the fiscal year ended June 30, 2002.

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL INFORMATION — (Continued)

This unaudited pro forma adjustment reflects the elimination of the net assets and net profit after tax associated with these discontinuing operations and has been extracted from the information presented in Note 25 of our audited consolidated financial statements, as summarized in the following table.

	Terminals	Vinegar	Aggregate
		(A$ millions)	
Proceeds on disposal	$86.4	$80.6	$167.0*
Total assets disposed of	54.3	81.3	135.6
Total liabilities disposed of	7.8	7.3	15.1
Net assets adjustment	39.9	6.6	46.5
Net profit after tax	7.4	11.0	18.4

* The unaudited pro forma adjustment to cash in the unaudited pro forma condensed consolidated statement of financial position is A$152.6 million. The difference between proceeds on disposal of A$167.0 million and the A$152.6 million adjustment to cash represents A$14.4 million of cash disposed of as part of the sale of our terminals and vinegar businesses.

(4) Fleischmann's yeast and industrial bakery ingredients business in Latin America

We completed the acquisition of the Fleischmann's yeast and industrial bakery ingredients business in Latin America on October 31, 2002, for a purchase price of approximately A$197.9 million. The purchase price for the Fleischmann's acquisition is subject to adjustment based upon the amount of working capital of the Fleischmann's business on the closing date of the acquisition.

The Fleischmann's business was operated within Kraft Foods International prior to its acquisition by us. We therefore lack certain historical information regarding the Fleischmann's business that is needed to make certain adjustments to our statement of financial performance to give effect to this acquisition. Specifically, the only adjustment we have made to our statement of financial performance is the amortization of intangible assets as a result of the acquisition. No adjustments have been made to items such as revenues, cost of sales and net profit.

In addition, the unaudited pro forma statement of financial position data is based on currently available information. Our management's current estimates of the effects of the acquisition, and actual adjustments could differ materially. In particular, we have assumed that the carrying amount of acquired plant and equipment represents fair value. We have also assumed that no additional provisions will be required as part of our acquisition accounting adjustments. Restructuring provisions are, however, expected to arise as we integrate this business with our existing operations.

The unaudited pro forma adjustments to give effect to the Fleischmann's acquisition are:

Statement of Financial Position

- *Cash.* Reduction of cash by A$177.7 million, reflecting the remaining purchase price paid under the Fleischmann's acquisition agreement to acquire 100% of this business. An initial deposit of approximately A$20.2 million was paid prior to June 30, 2002, with the balance paid on October 30, 2002. The purchase price for the Fleischmann's acquisition is subject to adjustment based upon the amount of working capital of the Fleischmann's business on the closing date of the acquisition.
- *Intangible Assets.* Recognition of an intangible asset of A$164.8 million, reflecting the estimated total purchase price of A$197.9 million, less the estimated A$33.1 million of net assets of this

business as of the date of acquisition. We are in the process of determining what proportion of this intangible asset should be classified as a separately identifiable intangible asset, with the remainder, if any, to be recorded as goodwill.

Statement of Financial Performance

- *General and Administration Expenses.* We have assumed an amortization period of 20 years for the acquired intangible asset and included an amortization expense of A$8.2 million in the unaudited pro forma statement of financial performance. This pro forma expense has been disclosed as general and administration expenses in the unaudited pro forma condensed consolidated statement of financial performance.

(5) Goodman Fielder financial information

This information, which is prepared in accordance with Australian GAAP, has been extracted from the published consolidated financial statements of Goodman Fielder filed with the Australian Stock Exchange and the New Zealand Stock Exchange.

As Australian GAAP is non-prescriptive in relation to the display of expense items in the statement of financial performance, the expense items presented by Goodman Fielder in their June 30, 2002 statement of financial performance differ to those presented in our June 30, 2002 statement of financial performance.

Goodman Fielder's results for the fiscal year ended June 30, 2002 include a net individually significant gain of A$21.9 million before the related income tax expense. As detailed in Note 3 of Goodman Fielder's June 30, 2002 consolidated financial statements, this relates to a gain of A$123.6 million on divestment of a portion of Goodman Fielder's ingredients business segment, a loss of A$1.4 million on exiting their Taiwan operation, a write down of A$32.5 million in relation to the ingredients business and a provision for rationalization and restructuring costs of A$67.8 million.

(6) Sale of Goodman Fielder's milling business

On October 4, 2002, Goodman Fielder announced to the Australian Stock Exchange the disposal of its milling operations for proceeds of A$200.0 million. The unaudited pro forma adjustments to give effect to this transaction are as follows:

Statement of Financial Position

- *Cash.* Receipt of proceeds on disposal of A$200.0 million has been recognized as cash. Goodman Fielder has not publicly disclosed the application of the net proceeds from the disposal of this business. While we have classified this amount as cash, Goodman Fielder may have applied the cash proceeds from this disposal for any number of purposes, including the repayment of a portion of its debt or the satisfaction of other funding or operational requirements.
- *Milling Assets and Milling Liabilities.* Removal of the total assets and total liabilities of the milling operation from Goodman Fielder's June 30, 2002 statement of financial position. The total asset amount of A$218.3 million and total liabilities of A$66.8 million have been extracted from the segment financial information presented in Note 32 of the published consolidated financial statements of Goodman Fielder for the fiscal year ended June 30, 2002, filed with the Australian Stock Exchange and the New Zealand Stock Exchange. This segment information does not include any allocated tax assets or tax liabilities attributable to the milling operation. Furthermore, the disclosure presented in Goodman Fielder's published consolidated June 30, 2002 financial statements does not enable total assets and total liabilities to be allocated to their respective line

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL INFORMATION — (Continued)

items on the statement of financial position. Consequently, these amounts have been separately disclosed on the unaudited pro forma statement of financial position as "milling assets" and "milling liabilities."

- *Retained Earnings (Accumulated Losses).* Adjustment to retained earnings of A$33.9 million to reflect the estimated profit on disposal of the milling operations of A$48.5 million less an estimated tax charge of A$14.6 million calculated at the Australian corporate tax rate of 30%. We have estimated that profit on disposal of the milling operations based on publicly available information. Actual profit on disposal could differ materially due to the existence of costs of various undisclosed matters such as restructuring provisions required on disposal or warranties provided.

Statement of Financial Performance

- *Sales Revenue.* The milling operation's sales revenue of A$268.0 million and other revenue of A$1.3 million has been extracted from the segment financial information presented in Note 32 of the published consolidated financial statements of Goodman Fielder for the fiscal year ended June 30, 2002.
- *Milling Expenses.* Based on the disclosure provided in Goodman Fielder's consolidated financial statements, it is not possible to determine the allocation of the operating expenses between the various expense items on the statement of financial performance. Accordingly these expenses have been presented as a separate line item, being milling expenses of A$243.8 million.
- *Income Tax (Expense)/Benefit Before Individually Significant Items.* Although the disclosure in Goodman Fielder's consolidated financial statements for the fiscal year ended June 30, 2002 does not allocate any income tax expense to the milling operation, a pro forma tax amount of A$7.7 million has been included based on the Australian corporate tax rate of 30%.

(7) Goodman Fielder's ingredients business

On August 16, 2001, Goodman Fielder announced to the Australian Stock Exchange the disposal of its Germantown business for proceeds of U.S.$100 million. On March 8, 2002, Goodman Fielder announced to the Australian Stock Exchange the disposal of a portion of its gelatin business for proceeds of U.S.$112.5 million. According to Goodman Fielder's published consolidated financial statements for its fiscal year ended June 30, 2002, the Germantown and the gelatin businesses comprised a majority of Goodman Fielder's ingredients business segment. As the disposal of Goodman Fielder of these two businesses occurred prior to June 30, 2002, no adjustments have been made to the statement of financial position with respect to these two dispositions as their effect is reflected in Goodman Fielder's statement of financial position as of June 30, 2002. On January 31, 2003, Goodman Fielder announced to the Australian Stock Exchange that it had entered into an agreement for the sale of the remaining portion of its Leiner Davis Gelatin business for proceeds of A$115.0 million. According to Goodman Fielder's January 31, 2003 announcement, this sale will complete its disposal of its ingredients business segment.

The unaudited pro forma adjustments to give effect to the disposal of the ingredients business segment are:

Statement of Financial Position

- *Cash.* The anticipated receipt of A$115.0 million of proceeds on disposal has been recognized as cash. Goodman Fielder has not disclosed how the anticipated sale proceeds from the disposal of this business will be utilized. While we have disclosed this amount as cash, Goodman Fielder may apply the proceeds from the disposal for any number of purposes, including the repayment of a portion of its debt or the satisfaction of other funding or operational requirements.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL INFORMATION — (Continued)

- *Ingredients Assets and Liabilities.* Removal of the total assets and the total liabilities of the remaining portion of the Leiner Davis business from Goodman Fielder's June 30, 2002 statement of financial position. Although Goodman Fielder's announcement to the Australian Stock Exchange in connection with the pending disposal of the remaining Leiner Davis business confirms that the sale proceeds will be above book value, based on the disclosure, it is not possible to quantify the extent to which the proceeds will exceed the book value of net assets sold. Furthermore, the disclosure presented in Goodman Fielder's published consolidated financial statements for its fiscal year ended June 30, 2002 does not enable assets and liabilities to be allocated to their respective line items on the statement of financial position. Consequently, the unaudited pro forma adjustment reflects a reduction in assets of A$115.0 million, being an amount equal to the sale proceeds. This adjustment has been separately disclosed on the unaudited pro forma statement of financial position as "ingredients assets."

Statement of Financial Performance

- *Sales Revenue, Other Revenue and Income Tax (Expense)/Benefit Before Individually Significant Item.* The ingredients operations sales revenue of A$268.6 million and other revenue of A$399.4 million and income tax expense of A$32.3 million have been extracted from the segment financial information presented in Note 32 of Goodman Fielder's published consolidated financial statements for the fiscal year ended June 30, 2002.

- *Ingredients expenses.* From the disclosure provided in Goodman Fielder's consolidated financial statements, it is not possible to determine the allocation of the operating expenses between the various expense items on the statement of financial performance. Accordingly, these expenses, which total A$535.2 million and have been extracted from Notes 3 and 32 of the published consolidated financial statements of Goodman Fielder for the fiscal year ended June 30, 2002, have been presented as a separate line item as ingredients expenses. The ingredients expenses, in the amount of A$535.2 million, include the book value of ingredients assets disposed of, in the amount of A$264.5 million, and the write down of goodwill associated with exiting the ingredients business, in the amount of A$22.5 million.

(8) Goodman Fielder acquisition accounting

The summary unaudited pro forma financial data is based on our management's current estimates of accounting for the acquisition of Goodman Fielder. The unaudited pro forma adjustments are based on currently available information. Actual purchase price adjustments could differ materially. In particular, we have assumed that the carrying amount of assets and liabilities represents fair value and that no restructuring provisions will be required as part of our acquisition accounting adjustments.

The following unaudited pro forma adjustments are prepared in accordance with Australian GAAP, which differs in certain significant respects from U.S. GAAP. In particular, the accounting for any goodwill arising in acquisition accounting under U.S. GAAP is addressed in SFAS No. 141, *"Business Combinations,"* and SFAS No. 142, *"Goodwill and Intangible Assets."* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001 and also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually.

Our proposed acquisition of 100% of Goodman Fielder's issued capital will be funded by way of existing cash reserves and additional borrowings. The additional borrowings will also be used to repay our

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION — (Continued)

existing senior debt and we have assumed for purposes of this unaudited pro forma financial information, to repay all of Goodman Fielder's borrowings.

The unaudited pro forma adjustments to give effect to our proposed acquisition of Goodman Fielder are:

Statement of Financial Position

- *Cash.* A net reduction in cash of A$1,419.5 million, comprised of:

	A$ millions
Increase in cash from:	
Additional borrowings	$ 2,196.9[a]
Proceeds from the exercise of options to purchase approximately 250.0 million ordinary shares by entities associated with Mr. Graeme Hart	50.0
Estimated proceeds from the exercise of Goodman Fielder options	19.4[b]
Reduction in cash from:	
Acquisition of 100% of Goodman Fielder's issued capital (A$1.85 cash per share for approximately 1,196.7 million shares)	(2,213.8)[c]
Repayment of our existing secured senior short term debt	(17.8)[d]
Repayment of our existing secured senior long term debt	(738.7)[a]
Repayment of unsecured short term borrowings of Goodman Fielder	(176.7)[d]
Repayment of unsecured long term bank loans of Goodman Fielder	(65.0)[a]
Repayment of unsecured other long term loans of Goodman Fielder	(353.7)[a]
Payment of Goodman Fielder's make whole premium	(26.7)[e]
Payment of estimated transaction fees and expenses	(93.4)[f]
Net reduction in cash	$(1,419.5)

(a) Our additional borrowings of A$2,196.9 million less the repayment of our existing secured senior long term debt of A$738.7 million and the repayment of Goodman Fielder's unsecured long term bank loans of A$65.0 million and unsecured other long term loans of A$353.7 million represent, in the aggregate, an A$1,039.5 million net increase in non-current debt.

(b) Estimated proceeds from the exercise of Goodman Fielder options in the amount of A$19.4 million are comprised of A$8.2 million received by Goodman Fielder upon the exercise of Goodman Fielder options between July 1, 2002 and December 31, 2002 and A$11.2 million expected to be received by Goodman Fielder upon the exercise of in-the-money Goodman Fielder options outstanding as of December 31, 2002.

(c) Calculated based upon the number of ordinary shares of Goodman Fielder issued and outstanding as of December 31, 2002 plus the number of ordinary shares of Goodman Fielder expected to be issued and outstanding upon the exercise of in-the-money Goodman Fielder options.

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL INFORMATION — (Continued)

(d) The repayment of our existing secured senior short term debt of A$17.8 million and the repayment of unsecured short term borrowings of Goodman Fielder of A$176.7 million represent, in the aggregate, the repayment of A$194.5 million of current debt.

(e) In its target statement filed with the Australian Stock Exchange on January 17, 2003, Goodman Fielder stated that an early repayment obligation and an obligation to pay a "make whole" amount in respect of its U.S.$200.0 million guaranteed senior notes due 2011 is likely to be triggered if our bid is successful. Goodman Fielder stated that the amount of the make whole payment is presently U.S.$40.0 million (or U.S.$28.0 million after tax). Goodman Fielder also stated that if the guaranteed senior notes due 2011 are repaid early, Goodman Fielder will receive a payment from the close-out of interest rate swaps, presently about U.S.$19.0 million (or U.S.$13.0 million after tax), which they stated gives a net after tax cost of U.S.$15.0 million or approximately A$26.0 million (A$26.7 million based on the June 30, 2002 exchange rate of A$1:U.S.$0.5626).

(f) Estimated transaction fees and expenses are A$120.0 million. This amount is comprised of A$48.0 million of fees and expenses related to our proposed acquisition of Goodman Fielder and A$72.0 million of fees and expenses related to financing in connection with our proposed acquisition of Goodman Fielder. Of the A$120.0 million of transaction fees and expenses, A$100.0 million is payable upon completion of our proposed acquisition of Goodman Fielder and A$20.0 million is due for payment within 12 months following completion of our proposed acquisition of Goodman Fielder. The estimated transaction fees and expenses have therefore been accounted for in the unaudited pro forma condensed consolidated statement of financial position as follows:

	A$ millions
Reduction in cash	$ 93.4
Reduction in proceeds from an issue of senior subordinated notes	6.6
Payables	20.0
	$120.0

- *Intangible Assets.* Recognition of an additional intangible asset of A$1,148.3 million, being the estimated purchase price of A$2,213.8 million plus A$48.0 million of transaction costs, less the net assets of Goodman Fielder as of June 30, 2002 of A$1,095.4 million, adjusted to remove outside equity interests of A$8.5 million, as disclosed in the published consolidated financial statements of Goodman Fielder for the fiscal year ended June 30, 2002, adjusted for the make whole provisions of A$26.7 million, in respect of the prepayment of Goodman Fielder indebtedness, adjusted for the estimated proceeds of A$19.4 million from the exercise of Goodman Fielder options and the pro forma gain of A$33.9 million arising from the disposal of Goodman Fielder's milling business. We have assumed that Goodman Fielder's net assets approximate fair value and that no restructuring provisions will arise on acquisition. Due to the limited available information, we are unable to determine whether this intangible asset should be classified as a separate identifiable intangible asset, or whether it represents goodwill. We have assumed an amortization period of 20 years and included an amortization expense of A$57.4 million in the unaudited pro forma statement of financial performance.

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL INFORMATION — (Continued)

- *Other Assets.* A net increase in capitalized deferred borrowing costs of A$47.6 million, comprised of:

	A$ millions
Capitalization of new funding costs	$ 65.4
Write off of our unamortized deferred senior debt borrowing costs	(17.8)
Net balance sheet adjustment	$ 47.6

The write-off of the unamortized deferred senior debt borrowing costs is a non-recurring charge, and accordingly has not been presented in the unaudited pro forma statement of financial performance. We have not made any adjustment for the write-off of unamortized deferred borrowing costs relating to the debt of Goodman Fielder we expect to refinance in our proposed acquisition of Goodman Fielder as the publicly available information of Goodman Fielder does not provide the information necessary to make this adjustment.

- *Contributed Equity.* A net adjustment to contributed equity of A$1,015.8 million, comprised of additional contributed equity of A$50.0 million arising on the exercise of 250.0 million options, at an exercise price of A$0.20 per share, by entities associated with Mr. Graeme Hart, which occurred on December 12, 2002, and the elimination of Goodman Fielder's contributed equity of A$1,065.8 million.

- *Reserves and Retained Earnings.* Elimination of Goodman Fielder's pre-acquisition reserves of A$25.3 million. An adjustment to retained earnings of A$98.1 million, comprised of the elimination of Goodman Fielder's pre-acquisition retained earnings of A$46.4 million as of June 30, 2002, the elimination of the pro forma gain of A$33.9 million arising from the disposal of Goodman Fielder's milling business and the write off of our existing capitalized senior debt borrowing costs of A$17.8 million.

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL INFORMATION — (Continued)

Statement of Financial Performance

- *Net Interest Expense — Borrowing Cost.* The unaudited pro forma adjustments to give effect to the financing for the Goodman Fielder acquisition, including the repayment of our existing senior debt and all of Goodman Fielder's borrowings, results in a net additional interest expense of A$45.2 million, comprised of the following components:

	A$ millions
Additional pro forma interest expense:	
Term A loan facility — A$1.3 billion at 7.5%* per year	$ 97.5
Term B loan facility — U.S.$375.0 million at 5.4%* per year	35.9**
New Zealand subordinated capital notes — NZ$250.0 million at 10.5%* per year	24.4**
Amortization of new deferred debt issue costs	11.9
Elimination of interest expense on repayment of our existing senior debt	(59.8)
Elimination of interest expense on repayment of Goodman Fielder's existing debt	(64.7)
Net additional pro forma interest expense	$ 45.2

Further information regarding the terms of the new debt facilities is presented under "The Acquisition — Financing."

---

* Each 0.125% change in the interest rates set forth above and applicable to the Term A loan facility, Term B loan facility and the New Zealand subordinated capital notes would change the applicable annual interest expense by A$1.6 million, A$0.8 million and A$0.3 million, respectively, assuming constant exchange rates.

** Based on the December 31, 2002 exchange rates of A$1:U.S.$0.5647 and A$1:NZ$1.0738.

- *Net Interest Expense — Interest Revenue.* The utilization of cash reserves to fund the acquisition would have resulted in a reduction in interest income of A$7.0 million reported in our statement of financial performance for the fiscal year ended June 30, 2002 referred to or included in this document.

- *Income Tax (Expense)/Benefit Before Individually Significant Item.* A net reduction in income tax expense of A$13.2 million on the above acquisition related transactions, comprising:

	A$ millions
Net income tax benefit from additional net interest expense	$ 9.9
Income tax benefit from the reduction in interest income	—
Income tax benefit from the amortization of deferred new debt issue costs	3.3
Net reduction in pro forma tax expense	$13.2

(9) Cash

The "Unaudited Pro Forma Condensed Consolidated Statement of Financial Position" includes negative cash of A$60.5 million. However, as required under Australian GAAP, Goodman Fielder's Statement of Financial Position as of June 30, 2002 includes cash equivalents of A$277.4 million as "other assets." Consequently, the pro forma balance of "cash and cash equivalents" as of June 30, 2002 is A$216.9 million (being cash of negative A$60.5 million and cash equivalents of A$277.4 million).

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL INFORMATION — (Continued)

The cash balance disclosed in the "Unaudited Pro Forma Condensed Consolidated Statement of Financial Position" does not include any cash generated or utilized by our business or by Goodman Fielder in the period from June 30, 2002 to the date of this document, other than as disclosed as unaudited pro forma adjustments.

(10) Retained Earnings/(Accumulated Losses)

On January 8, 2003, Goodman Fielder announced to the Australian Stock Exchange that it had received a letter dated December 24, 2002 from the Australian Tax Office regarding potential tax liability in connection with a refinancing facility implemented by Goodman Fielder in 1990 and scheduled to expire in 2006. If the view expressed by the Australian Tax Office prevails, Goodman Fielder may incur an expense for additional income tax, penalties and interest of up to A$101.6 million, after applying an existing provision of A$37.0 million in connection with the refinancing facility. Goodman Fielder stated in its announcement of January 8, 2003 that it has been independently advised that it should have no additional tax liability in relation to this matter and will object to and vigorously oppose any amended tax assessment. The retained earnings of Goodman Fielder included in the unaudited pro forma condensed consolidated financial information is not adjusted for this amount.

(11) Pro forma earnings per share

Our calculation of pro forma consolidated basic earnings per share is based on pro forma net income of A$7.5 million, less dividends on converting preference shares of A$15.9 million, and 1,001.2 million outstanding shares, which amount represents 751.2 million shares outstanding as of June 30, 2002, plus new shares issued as a result of the exercise of 250.0 million options as described above in Note 8.

Our calculation of pro forma consolidated diluted earnings per share is based on pro forma net income of A$7.5 million and 2,387.3 million outstanding shares, being diluted shares as of June 30, 2002 adjusted for the exercise of the 250.0 million options noted above, which has a net effect of 83.9 million shares.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED EBITDA AND ADJUSTED EBITDA[a]

For the year ended June 30, 2002:

	Burns Philp Group	Adjustments for issuance of Senior Subordinated Notes[1]	Adjustments for U.S.$400.0M 9¾% Note Issue and Repayment of Convertible Bonds[2]	Adjustments for Sale of Terminals and Vinegar Businesses[3]	Adjustments for Fleischmann's Acquisition[4]	Burns Philp Group Pro Forma	Goodman Fielder[5]	Adjustments for Disposal of Goodman Fielder's Milling Business[6]	Adjustments for Disposal of Portion of Goodman Fielder's Ingredients Business[7]	Adjustments for Goodman Fielder Acquisition[8]	Pro Forma
						(A$ millions)					
Net profit (loss) after tax attributable to members	$146.2	$(20.1)	$(39.7)	$(18.4)	$(8.2)	$ 59.8	$162.4	$(17.8)	$(100.5)	$(96.4)	$ 7.5
Net profit attributable to outside equity interests	3.3	—	—	—	—	3.3	0.2	—	—	—	3.5
Income tax (expense)/benefit	(28.6)	(8.6)	(17.0)	(0.6)	—	(54.8)	61.5	(7.7)	(32.3)	(13.2)	(46.5)
Net interest expense											
Borrowing costs	72.9	28.7	56.7	—	—	158.3	64.7	—	—	45.2	268.2
Interest revenue	(7.0)	—	—	0.2	—	(6.8)	(12.7)	—	—	7.0	(12.5)
EBIT	186.8	—	—	(18.8)	(8.2)	159.8	276.1	(25.5)	(132.8)	(57.4)	220.2
Depreciation	60.6	—	—	(10.2)	—	50.4	108.3	(10.2)	(21.3)	—	127.2
Amortization of prepaid slotting allowances	32.5	—	—	—	—	32.5	—	—	—	—	32.5
Amortization of intangibles	11.9	—	—	—	8.2	20.1	30.8	—	—	57.4	108.3
EBITDA	291.8	—	—	(29.0)	—	262.8	415.2	(35.7)	(154.1)	—	488.2**
Addback											
Individually significant items	35.2	—	—	—	—	35.2	(21.9)	—	91.1	—	104.4
Less											
Amortization of prepaid slotting allowances	(32.5)	—	—	—	—	(32.5)	—	—	—	—	(32.5)
Adjusted EBITDA	$294.5	$ —	$ —	$(29.0)	$ —	$265.5	$393.3	$(35.7)	$ (63.0)	$ —	$560.1**

** Pro forma EBITDA and adjusted EBITDA do not include any amounts for (i) the South American yeast and industrial bakery ingredients businesses we acquired from Kraft Foods International in October 2002 and (ii) any business integration costs or cost savings that we may incur or realize if we complete our proposed acquisition of Goodman Fielder.

(a) See Note 11 to "Burns Philp Group Selected Historical Consolidated Financial Data" for the definition of EBITDA and adjusted EBITDA. We have calculated the adjusted EBITDA for Goodman Fielder using our definition of adjusted EBITDA. The information used in this calculation has been extracted from the notes to the published consolidated financial statements of Goodman Fielder for the year ended June 30, 2002, filed with the Australian Stock Exchange and the New Zealand Stock Exchange. Additional adjustments to Goodman Fielder EBITDA and adjusted EBITDA may be appropriate in respect of amounts in the Goodman Fielder published historical financial statements that are not readily apparent to warrant inclusion in the calculation of EBITDA or adjusted EBITDA.

(1-8) See Notes 1 through 8, respectively, to the "Unaudited Pro Forma Condensed Consolidated Financial Information."

RISK FACTORS

You should carefully consider the following risk factors relating to our business and possible acquisition of Goodman Fielder, as well as the other information included in this document.

Our significant debt levels may affect the way we carry on our business in the future and have other adverse effects on us.

We currently have a significant amount of debt. On a pro forma basis as of November 30, 2002, after giving effect to the sale of our terminals business and our vinegar business, our acquisition of the Fleischmann's yeast and industrial bakery ingredients business in Latin America, the repayment of our 5.5% guaranteed subordinated convertible bonds due 2004 with a portion of the proceeds from the offering of our 9¾% senior subordinated notes due 2012, our proposed acquisition of Goodman Fielder, the disposal by Goodman Fielder of its milling business, the disposal by Goodman Fielder of its ingredients business segment and our financing for the proposed acquisition of Goodman Fielder, we would have had total debt, including amounts available under our proposed secured senior revolving credit facility, of approximately A$3,287.2 million, which would have represented approximately 87.0% of our total capitalization. See "The Acquisition — Financing" for additional information regarding the indebtedness we expect to incur in connection with our proposed acquisition of Goodman Fielder.

The material consequences of having significant debt levels are as follows:

- we will need to use a substantial portion of our cash from operating activities to pay principal and interest on our debt, which will reduce the amount of our cash flow available to fund working capital and capital expenditures, as well as research and development efforts necessary to maintain our competitive advantages and market position;
- our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited because our available cash flow after paying principal and interest on our debt may not be sufficient to make the capital and other expenditures needed to address these changes;
- adverse economic or industry conditions are more likely to have a negative effect on our business because, during periods in which we experience lower earnings and cash flow, we will be required to devote a proportionally greater amount of our cash flow to paying principal and interest on our debt;
- we may be at a competitive disadvantage to our competitors that have relatively less debt and have more cash flow available to devote to capital expenditures, research and development and other strategic purposes;
- our ability to obtain further financing in the future for working capital, capital expenditures, acquisitions or other purposes may be limited because of the restrictions contained in our debt agreements and our existing levels of debt; and
- our ability to make acquisitions, develop new technologies and products and take advantage of significant business opportunities may be negatively affected if we need to obtain the consent of our lenders to take any such action or if, because of our existing debt levels, we are not able to obtain additional financing for these opportunities.

If our cash flow and capital resources are not sufficient to make principal and interest payments on our debt and fund our working capital and other business needs, which may result from industry specific or general economic conditions or other events that are beyond our control, we could be forced to:

- reduce or delay scheduled capital expenditures, or forgo other business opportunities;
- sell material assets or operations;
- obtain additional capital;
- restructure or refinance our debt; or
- undertake other protective measures.

Some of these transactions could occur at times or on terms that are disadvantageous to us. If we incur additional debt as is anticipated in connection with our proposed acquisition of Goodman Fielder, we will increase the leverage risks discussed above. See "The Acquisition — Financing" for information as to our ability to incur additional indebtedness.

On January 30, 2003, Moody's Investors Service assigned a "B3" rating, with a negative outlook, to our proposed issuance of senior subordinated debt and downgraded the rating on our existing 9¾% senior subordinated notes due 2012 from "B2" to "B3", with a negative outlook. On January 31, 2003, Standard & Poor's Ratings Services, assigned a "B−" rating, with a negative outlook, to our proposed issuance of senior subordinated debt and downgraded the rating on our existing 9¾% senior subordinated notes due 2012 from "B" to "B−", with negative watch. These ratings were assigned primarily as a result of our planned acquisition of Goodman Fielder and the additional indebtedness we expect to incur to finance this acquisition. Further Standard & Poor's indicated that our ratings could be further downgraded by one notch if we successfully acquire Goodman Fielder.

We may not be able to generate sufficient cash to satisfy our existing and future debt obligations.

Our ability to pay the required interest and principal payments on our debt depends on the future performance of our business which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control. Our existing U.S.$425.0 million term loan facility and our existing U.S.$10.0 million revolving credit facility, under our existing secured senior funding agreement, will mature and be payable in August 2006. Currently our existing U.S.$10.0 million revolving credit facility is undrawn. In connection with our proposed acquisition of Goodman Fielder and the financing arrangements we expect to enter into to finance the acquisition, we expect to replace our existing U.S.$425.0 million term loan facility and our existing U.S.$10.0 million revolving credit facility. We have U.S.$400 million of senior subordinated notes due in 2012. However our new financing arrangements will include a substantial amount of indebtedness, including approximately A$1.3 billion of secured senior term loan financing maturing in December 2007, approximately A$100.0 million committed amount of secured senior revolving credit financing maturing in December 2007, approximately U.S.$375.0 million of secured senior term loan financing maturing six years after it is drawn down, approximately U.S.$150 million of senior subordinated notes maturing in 2011 and NZ$250.0 million of subordinated indebtedness maturing on September 30, 2003. We expect this NZ$250.0 million of subordinated indebtedness to be refinanced following our proposed acquisition of Goodman Fielder.

Our historical financial results have been, and we anticipate that our future financial results will be, subject to fluctuations. Our business may not generate sufficient cash flow from operations, we may not realize our currently anticipated revenues, cost savings and operating performance and we may not have sufficient future borrowings available to us to enable us to pay our debt, including our 9¾% senior subordinated notes due 2012 and amounts outstanding under our secured senior funding agreement or our new financing arrangements, or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may attempt to restructure or refinance our debt or seek additional equity capital or we may be required to sell assets. These financing transactions could occur at times or on terms that are disadvantageous to us. Because a significant proportion of our assets are pledged as security to the lenders under our existing secured senior funding agreement, and will be pledged as security to the lenders under our proposed senior funding in connection with the Goodman Fielder acquisition, we may not be able to restructure or refinance our debt on satisfactory terms. The additional indebtedness we may incur in connection with our proposed acquisition of Goodman Fielder will increase substantially our debt levels and the leverage risks stated above.

Despite our current debt levels, we may be able to, and we propose to, incur substantially more debt, which could increase the risks described above.

We may be able to incur substantial additional debt in the future. Although our existing secured senior funding agreement and the indenture governing our 9¾% senior subordinated notes due 2012

contain and the agreements that will govern the indebtedness we expect to incur in connection with our proposed acquisition of Goodman Fielder will contain, restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions, and additional indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness. In addition, our existing secured senior funding agreement permits borrowings of up to U.S.$10.0 million under our revolving credit facility, subject to specific requirements including compliance with financial covenants. To the extent new debt is added to our current debt levels, the substantial leverage risks described above would increase.

Our ability to incur indebtedness will depend, in part, upon our satisfaction of certain financial ratios in our existing secured senior funding agreement and the indenture governing our 9¾% senior subordinated notes due 2012. The amount of indebtedness that we can incur will vary as a result of changes in our earnings, cash flows, ratios to be achieved and other results. As of September 30, 2002, the maximum amount of additional indebtedness that we could have incurred, while remaining in compliance with our existing secured senior funding agreement and the indenture governing our 9¾% senior subordinated notes due 2012, was approximately A$498.0 million (which amount does not reflect the impact of our proposed acquisition of Goodman Fielder and related indebtedness on these financial ratios).

In connection with our proposed acquisition of Goodman Fielder, we are proposing to incur:

- approximately A$1.3 billion and U.S.$375.0 million of secured senior term loan financing;
- approximately U.S.$150 million of senior subordinated indebtedness; and
- approximately NZ$250.0 million of subordinated indebtedness, which we expect to refinance following our proposed acquisition of Goodman Fielder through the issuance of NZ$250.0 million of New Zealand subordinated capital notes.

We have also received commitments for an A$100.0 million secured senior revolving credit facility, which will be available following the proposed acquisition for working capital purposes and which we expect will be undrawn at the closing of our bid for Goodman Fielder ordinary shares, and a U.S.$100.0 million unsecured senior subordinated bridge loan. This bridge loan will not be available to the extent we raise at least U.S.$100.0 million through an issuance of senior subordinated notes. A portion of our borrowings under our new secured senior term loan and revolving facilities will be used to refinance our existing secured senior funding agreement, including our U.S.$425.0 million term loan facility and U.S.$10.0 million revolving facility under that agreement. See "The Acquisition — Financing" for additional information as to our ability to incur additional indebtedness.

Our inability to comply with the debt covenants contained in our debt agreements could lead to an acceleration of our debt and possibly bankruptcy.

Our debt agreements contain a number of significant covenants that limit our ability to:

- incur or guarantee additional indebtedness;
- pay dividends or make distributions on, or redeem or repurchase, our capital stock or subordinated indebtedness;
- make other restricted payments, including investments;
- sell or otherwise dispose of assets, including capital stock of subsidiaries;
- enter into arrangements that restrict dividends from subsidiaries;
- incur liens;
- enter into transactions with affiliates; and
- enter into acquisitions, mergers or consolidations.

In addition, our existing secured senior funding agreement requires us to meet certain financial tests, which will become more restrictive over time. These restrictions could limit our ability to raise additional debt,

make needed capital expenditures, withstand any future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise, all of which could lead to declines in our earnings and cash flow. Changes in economic or business conditions, our cash flow or results of operations or other factors could make us unable to comply with these covenants and cause us to default under our debt agreements. A default under any of our debt instruments could result in acceleration of our debt and possibly bankruptcy. The agreements governing the secured senior and other indebtedness that we will incur in connection with our proposed acquisition of Goodman Fielder will contain covenants having a substantially similar effect. See "The Acquisition — Financing" for additional information regarding the covenants contained in our existing debt agreements and the covenants we expect will be contained in the debt agreements to be entered into in connection with our proposed acquisition of Goodman Fielder.

We conduct most of our operations through, and depend on funds from, our subsidiaries.

Burns Philp is a holding company and holds most of its assets in, and conducts most of its operations through, direct and indirect subsidiaries. Burns Philp is dependent on dividends, loan payments or other inter-company transfers of funds from its subsidiaries, to meet its debt service and other obligations. The ability of each subsidiary to pay dividends or make other payments or advances to Burns Philp will depend on that subsidiary's operating results and will be subject to applicable laws and restrictions contained in agreements governing the debt of these subsidiaries. If a sufficient amount of these dividends, advances or loans cannot be paid or made to Burns Philp, we may not be able to meet our debt service obligations, including the principal and interest due on such indebtedness.

We operate through a number of joint ventures and associates.

Burns Philp has a number of investments in associated companies. Each of these associated companies has independent and, in some cases, substantial shareholders. Accordingly, Burns Philp does not, in all cases, exercise control over operating and financial decisions of these associated companies. Burns Philp is dependent on dividends or other inter-company transfers of funds from these associated companies to meet its respective debt service and other obligations. The ability of these associated companies to pay dividends or make other payments or advances to Burns Philp will depend on these associate companies' operating results and will be subject to applicable laws and restrictions contained in agreements governing the debt of these associated companies and will be subject to restrictions contained in shareholder or joint venture agreements governing the operations of these associated companies. We may undertake additional business operations through joint ventures or associates in the future. If these associated companies are not able to make these dividend payments and inter-company transfers of funds, our net profit and our cash flow could decline.

Risks Related to Our Business

Our international operations subject us to risks inherent in doing business on an international level.

We may not be able to manage or overcome the risks related to or arising from operating in international markets and across national boundaries. We maintain significant operations in the United States, Canada, Argentina, Brazil, China, Australia and Germany, among other countries. These countries represented approximately 59%, 4%, 9%, 2%, 3%, 4% and 6%, respectively, of our operating revenue for the year ended June 30, 2002, and approximately 61%, 4%, 7%, 2%, 4%, 4% and 7% respectively, of our operating revenue for the three months ended September 30, 2002. In addition, we anticipate increased revenue in our South American operations, including Brazil, due to our acquisition of Fleischmann's yeast and industrial bakery ingredients business in that region. Goodman Fielder maintains the majority of its operations in Australia and New Zealand. These countries represented approximately 66.0% and 17.6% of its revenue for the year ended June 30, 2002. However, this may not be indicative of future revenue concentrations in Australia and New Zealand as Goodman Fielder announced the sale of its Australian milling business on October 4, 2002, the disposal of its Germantown business on August 16, 2001, the disposal of a portion of its gelatin business on March 8, 2002 and its execution of an agreement on

January 31, 2003 for the sale of the remaining portion of its Leiner Davis Gelatin business. According to Goodman Fielder's January 31, 2003 announcement, this sale will complete its disposal of its ingredients business segment.

We have 44 production facilities, including two under construction, and manufacture in 24 countries around the world. The following are what we believe to be the material risks inherent in doing business on an international level:

- economic and political instability;
- restrictions on the transfer of funds in or out of the countries in which we operate;
- international incidents and military outbreaks;
- foreign currency fluctuations;
- changes in the laws and policies of the countries in which we manufacture or sell our products;
- work stoppages;
- changes in export controls or import duties;
- trade restrictions; and
- transportation delays.

Although we cannot predict exactly how these types of events may develop, our businesses in a country where these issues arise may suffer declines in sales revenues, experience increased costs, be unable to meet customer product needs or obtain a sufficient workforce to conduct their operations. We may be delayed, incur costs in, or be prohibited from, transferring cash from any country experiencing these types of problems. For example, under current exchange controls in Argentina, certain transfers by Argentinian companies of funds outside Argentina, including, for example, payments of principal of and interest on loans, dividends and distributions are subject to the Argentinian Central Bank's prior authorization. Also, the Venezuelan Central Bank and Ministry of Finance reached an agreement in January 2003 to suspend transfers of funds from Venezuelan accounts to accounts outside of Venezuela, and we believe it is likely that the government will follow this restriction with an exchange control, including possibly requiring that transfers of funds outside of Venezuela be subject to the Venezuelan Central Bank's and other ministries' prior authorization. In addition, and as we have experienced in Argentina, we may experience declines in our earnings as a result of currency exchange rate fluctuations.

It may be difficult or impossible for you to enforce judgments of courts of the United States and other jurisdictions against Burns Philp and certain of our subsidiaries.

We and certain of our subsidiaries are organized under laws of jurisdictions outside the United States. In addition, many of our directors, officers and assets and the directors, officers and assets of our non-U.S. subsidiaries reside or are located outside the United States. It may be difficult or impossible for holders of our securities in the United States to effect service of process on, or to enforce judgments of U.S. courts against, us and our non-U.S. subsidiary guarantors, or our or their respective directors and officers, based on the civil liability provisions of the U.S. federal securities laws. We have been advised by our legal counsel that there is doubt as to the enforceability in original actions in non-U.S. courts of liabilities, or enforceability of judgments of U.S. courts in non-U.S. courts of actions, in each case, based on the U.S. federal securities laws where such judgments contravene local public policy, breach the rules of natural justice or general principles of fairness, are not for a fixed or readily ascertainable sum, are subject to appeal, dismissal, stay of execution or are otherwise not final and conclusive, contain an element of multiple or punitive damages or where the proceedings in such courts are of a revenue or penal nature. In addition, the execution of a judgment seeking enforcement against our Argentinian and Venezuelan subsidiaries may be affected by current exchange control regulations applicable to transfers of funds abroad by Argentinian and Venezuelan companies. For example, payments of principal of and interest on loans, dividends and distributions, are subject to the Argentine Central Bank's prior authorization with respect to our Argentinian subsidiary and have been suspended with respect to our Venezuelan subsidiary.

Fluctuations in the exchange rate of the Australian dollar against the U.S. dollar and other currencies could have a material adverse effect on our reported results of operations and financial condition.

Although a large percentage of our revenue historically has been generated in the United States, we manufacture in 24 countries around the world. For the fiscal year ended June 30, 2002, approximately 37% of our operating revenue was denominated in currencies other than U.S. dollars or Australian dollars. For the three months ended September 30, 2002, approximately 35% of our operating revenue was denominated in currencies other than U.S. dollars or Australian dollars.

Our consolidated financial statements are reported in Australian dollars. Accordingly, we are exposed to risks from fluctuations in foreign exchange rates. The financial condition and results of operations of our subsidiaries are measured and recorded in the relevant domestic currency of the jurisdiction in which they are located and then, as required, translated into Australian dollars for inclusion in our consolidated financial statements. Fluctuations in the exchange rates of the relevant domestic currency against the Australian dollar can adversely affect, and have adversely affected, our results of operations and financial condition. For example, the depreciation of the Argentinian peso from December 31, 2001 to June 30, 2002 resulted in a charge against our foreign currency translation reserve of approximately A$151.0 million for the year ended June 30, 2002. A depreciation of the Australian dollar against the U.S. dollar would increase our debt levels, while an appreciation of the Australian dollar against the U.S. dollar would decrease our net profits. Exchange rate fluctuations have caused, and probably will continue to cause, significant fluctuations in our reported earnings and cash flow and debt levels. These fluctuations may negatively affect our ability to comply with the financial ratios in our debt agreements and affect our ability to make payments of principal and interest on our indebtedness and limit our ability to incur additional indebtedness, when due.

Where possible, we borrow in the same countries and currencies as we locate our assets and generate our cash flows, creating a natural hedge. These hedges or strategies may not be effective in limiting or eliminating the possible adverse effects of foreign currency fluctuations. In connection with our proposed acquisition of Goodman Fielder, we will have a significant increase in our U.S. dollar denominated debt, which could adversely affect our natural hedge with respect to assets and liabilities denominated in U.S. dollars and make it less effective.

Our businesses are highly competitive and aggressive pricing or promotional strategies by our competitors could cause us to lose market share or experience a decline in revenue or increase in costs.

We operate in highly competitive businesses. We face strong competition from global, regional and local yeast producers in our yeast markets. Lesaffre, one of the global yeast producers, recently acquired Red Star Yeast, a significant United States yeast producer, from Sensient Technologies. This could have an effect on competition we face in North America. In addition, a new regional, single plant competitor has announced its intention to enter the North American yeast market. In our herbs and spices business, we compete with McCormick & Co. Inc., which has a significantly larger share of the North American herbs and spices market than we do, and a number of other, smaller suppliers. In certain regions, such as Turkey, where we produce and sell yeast, we have experienced aggressive competition on the basis of price. If our existing competitors or new entrants in one or more of the businesses or regions in which we operate adopt aggressive pricing or promotional strategies, then we could experience:

- a decline in our revenues in that business or region if we lower our sales prices to compete, or a decline in sales volume because of competitors' lower prices;
- or increased costs, if we are required to adopt similar promotional strategies to maintain our pricing or volume levels.

Our response to aggressive pricing or promotional strategies of competitors differs from business to business and region to region. However, in any of these circumstances, our net profit and cash flow from operations could decline. See "Industry" for additional information regarding our competitors.

The loss of certain major customers could cause us to experience a decline in revenues and operating results.

In our herbs and spices business, our six largest customers accounted for approximately 50% of our total herbs and spices sales in the fiscal year ended June 30, 2002. We may not be able to maintain our relationships with these customers or continue to supply these customers at current levels. The loss of, or a substantial decrease in the amount of sales to, one or more of these large customers could cause a decline in the revenues and operating results of our herbs and spices business and us. In January 2002, Kmart Corporation, a major customer in the herbs and spices business, sought bankruptcy protection, leading us to provide for approximately A$10.1 million in prepaid slotting allowances and accounts receivable which had a negative effect on our earnings.

The loss of, or price increases in, certain sources of raw materials could cause us to experience reduced sales volume and lower profit margins.

Our production operations depend upon obtaining adequate supplies of raw materials on a timely basis. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the cost of raw materials increases significantly. In addition, from time to time, suppliers may extend lead times, limit supplies or otherwise increase prices of raw materials due to capacity constraints or other factors. For example, molasses, which is the primary raw material for yeast production and represents approximately 40% of the cost of producing yeast, is a by-product in the processing of sugar. In recent years, the supply of molasses in North America has been contracting as a result of increased sugar extraction rates by sugar mills and the consolidation of existing sugar suppliers. Although molasses has typically been priced and supplied on a region-by-region basis, we believe that continued consolidation in the sugar industry, which results in less price competition among our molasses suppliers, and more efficient refinement of sugar, which results in molasses containing fewer fermentable sugars, could have an adverse effect on the availability, price and quality of molasses.

We may not be able to pass on any increase in the price of molasses to those yeast customers who have fixed the price at which they purchase our yeast for the duration of their contracts with us. Although the sales volumes in our yeast business are directly related to bread production, a staple food, we do experience the effects of price sensitivity in our customers. Some of our fresh yeast customers, typically smaller bakeries, will shift their yeast purchases from fresh yeast to dry yeast if the price of fresh yeast increases above certain levels relative to dry yeast. This can affect us in markets where we face strong competition from dry yeast producers. See "Industry — Yeast Market." Black pepper is the main ingredient used in our herbs and spices business. We seek to pass on any increases in price to our customers, however where we have fixed the price at which our customers purchase our herbs and spices these increases cannot be passed on immediately.

We may not always be able to obtain raw materials when or where we need them for our business operations, which could lead to reduced sales volumes, lower profit margins and possibly customer relations issues. We also may not be able to pass on all price increases in raw materials to our customers, or we may experience delays in our ability to pass on these increased costs. A significant increase in raw material pricing which is not offset by product price increases, would negatively impact our profit margins in the affected business operation or region.

Due to our significant operations in Argentina, our business is particularly exposed to risks associated with its adverse economic and political conditions.

A material portion of our business is conducted in Argentina. In recent years, Argentina has been negatively affected by volatile economic and political conditions. These volatile conditions pose many risks to our business, financial condition and results of operations. Our Argentinian operations accounted for approximately 9% of our operating revenues for the fiscal year ended June 30, 2002.

After a prolonged period of recession, followed by political instability, Argentina, in December 2001, announced that it would impose tight restrictions on bank accounts and would not service its public sector

debt. In early January 2002, the Argentinian government abandoned its decade old Argentinian peso to U.S. dollar fixed exchange rate and created a dual exchange rate system, with the official fixed exchange rate of 1.40 ARP to 1.00 U.S. dollar used mainly for trade related operations and a floating market rate for all other transactions. In early February 2002, the Argentinian government issued a new decree whereby the dual exchange market was eliminated and a sole and free exchange market for the purchase and sale of foreign currency, with an exchange rate determined freely by offer and demand, was established. In addition and pursuant to recent decrees and implementing regulations of the Argentinian Central Bank, Argentinian companies are subject to restrictions on certain transfers of funds abroad and to the prior approval of the Argentinian Central Bank, including, for example, payments of principal of and interest on loans, dividends and distributions. The Argentinian peso free market opened on January 11, 2002 and traded at 1.65 ARP to 1.00 U.S. dollar and has been volatile since that time. As of December 31, 2002, the exchange rate was 3.30 ARP to 1.00 U.S. dollar.

The economic situation in Argentina has adversely affected our business, financial condition and results of operations in Argentina and may adversely affect us in the future. The primary adverse effects have been declines in the values of our assets and revenues in Argentina as reported in our Australian dollar financial statements and reductions in sales volumes of some of our products in Argentina.

We may not be able to maintain production efficiency or avoid production difficulties, which could cause us to lose customers and future revenue, and to experience reduced profitability.

Our production processes in our yeast and baking ingredients business are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. See "Business — Business Description" and "— Technology and Intellectual Property." Impurities or other problems with raw materials or the production process can lower yields. Our production efficiency will be an important factor in our future profitability and we may not be able to maintain or increase production efficiency to the same extent as our competitors.

If we experience production problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, production capacity constraints, the process involved in upgrading or expanding existing production facilities, changing our process technologies or the closure of a significant production facility, we may not be able to meet the product needs of our customers in one or more business segments or regions, and we could suffer a loss of customers and future revenues, which could lead to reduced profitability.

If our products become contaminated, we may be subject to product recalls or other liabilities which could cause us to incur additional costs or otherwise adversely affect us.

We take all reasonable precautions to ensure that our products are free from contamination. However, in the event that contamination of our products occurs, it may lead to business interruption, product recalls or liabilities to our customers, which may have a material adverse effect on our business, reputation, prospects, financial condition and results of operations. In the last fiscal year, we incurred costs relating to a dry yeast recall in Asia. Although we maintain insurance policies against certain of these risks, in the event contamination occurs, we may not be able to enforce our rights in respect of these policies and any amounts that we did recover may not be sufficient to offset any damages we may suffer.

Our business operations could be significantly disrupted if we lose members of our management team.

Our success depends to a significant degree upon the continued contributions of our management, including our executive officers and key employees, both individually and as a group. Our future performance will be substantially dependent on our ability to retain and motivate them. Most of our managers, including our chief executive officer, Thomas Degnan, have extensive experience in our core businesses. The loss of their services could make it difficult for us to execute our business strategy and otherwise have a significant negative impact on our business.

Our board of directors has five members, one of whom has significant holdings of our stock and one of whom is a member of our management.

Our board of directors has five members including Thomas Degnan, our chief executive officer, and Graeme Hart, our deputy chairman. Mr. Hart has significant ownership interests in our stock, and Mr. Degnan is a member of our executive management. The presence of a significant shareholder and an officer on our board of directors may increase the risk of conflicts of interest between our board members and our securityholders, as well as raise concerns about the ability of our board to independently oversee our businesses and exercise independent judgment in discharging its duties.

Graeme Hart, through his ownership of our stock, has a substantial influence over the affairs of the Burns Philp Group. A disposition of our stock by Graeme Hart could have adverse consequences to us under our secured senior funding agreement and our other financing arrangements.

As of January 24, 2003, Graeme Hart beneficially owned approximately 57.6% of our outstanding voting stock on a fully diluted basis, consisting of ownership of 33.8% of our presently issued ordinary shares, ownership of 75.2% of outstanding presently exercisable options to purchase our shares and ownership of 67.4% of our outstanding converting preference shares. As a condition of the financing for our proposed acquisition of Goodman Fielder, which was satisfied on December 12, 2002, entities associated with Mr. Hart exercised options covering approximately 250.0 million ordinary shares, increasing his ownership of our presently issued shares to approximately 33.8%. His ownership of our voting stock could prevent or delay an acquisition of the Burns Philp Group that is not satisfactory to him. In addition, Mr. Hart is deputy chairman of Burns Philp's board. Mr. Hart, through his significant ownership interest in us, substantially influences our management and policies. We also have relationships with Mr. Hart's company under which we reimburse it for the salaries and expenses of its employees who perform services for us. Circumstances may occur in which the interests of Mr. Hart, as an equity investor, could be in conflict with the interests of our other security holders.

If Mr. Hart or certain of his affiliates or family members cease to beneficially own at least 35% of our stock on a fully diluted basis and be our largest single shareholder, or group of shareholders, the lenders under our existing secured senior funding agreement are entitled, in accordance with the terms of the agreement, to demand prepayment in full of our outstanding loans. The amount of indebtedness outstanding under our existing secured senior funding agreement as of September 30, 2002 was approximately A$772.3 million. The secured senior indebtedness we will incur in connection with our proposed acquisition of Goodman Fielder will contain provisions having a substantially similar effect. On a pro forma basis as of November 30, 2002, the sale of our terminals business and our vinegar business, our acquisition of the Fleischmann's yeast and industrial bakery ingredients business in Latin America, the repayment of our 5.5% guaranteed subordinated convertible bonds due 2004 with a portion of the proceeds from the offering of our 9^3/$_4$% senior subordinated notes due 2012, our proposed acquisition of Goodman Fielder, the disposal by Goodman Fielder of its milling business, the disposal by Goodman Fielder of its ingredients business segment and our financing for the proposed acquisition of Goodman Fielder, including the replacement of our existing secured senior funding agreement and the expected repayment of certain Goodman Fielder indebtedness, we would have had approximately A$2,196.9 million of indebtedness outstanding under the new secured senior funding agreements in respect of the New Zealand subordinated capital notes, and approximately A$978.7 million of senior subordinated notes, including our existing 9^3/$_4$% senior subordinated notes due 2012, additional senior subordinated notes intended to provide part of the financing for our proposed acquisition of Goodman Fielder and other indebtedness outstanding that we expect would be in default if our secured senior funding agreement were accelerated. If one of these review events occurred, we may not be able to repay or refinance these loans in the event of a prepayment demand by our lenders. Any such prepayment demand arising as a result of these events would have a material adverse effect on our financial condition and could possibly lead to bankruptcy.

We may not be able to consummate future acquisitions and certain consequences of acquisitions which we do complete may adversely affect us.

We plan to continue to pursue strategic acquisitions, in addition to our Fleischmann's acquisition and our proposed acquisition of Goodman Fielder, that will expand our yeast and bakery ingredients businesses and our activity in the food and non-alcoholic beverage industry generally. We may not be able to identify or complete additional acquisitions or if we do and they are consummated, we may not realize any anticipated benefits from such acquisitions. We may pursue additional acquisitions in areas of the food and beverage sector outside our core business where our knowledge and expertise may be lower. In addition, we may not be able to obtain acquisition financing and, depending on the terms of additional acquisitions, any financing could be restricted by the terms of our existing secured senior funding agreement, the indenture governing our 9¾% senior subordinated notes due 2012, and the indebtedness we may incur in connection with our proposed acquisition of Goodman Fielder. In addition, we are required to comply with the covenants under our existing secured senior funding agreement to be permitted to make acquisitions and if we cannot comply with these covenants, or obtain the consents required under our existing secured senior funding agreement, we may not be able to make a particular acquisition. The secured senior indebtedness we will incur in connection with our proposed acquisition of Goodman Fielder will contain covenants having a substantially similar effect. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. In addition, we may be required by regulatory authorities, in order to consummate a possible future acquisition, to divest part of our existing operations. Future acquisitions could result in the incurrence of additional debt, contingent liabilities and amortization expenses related to goodwill and other intangible assets and increased capital expenditures, interest and other costs, any of which could have a material adverse effect on our financial condition and operating results by reducing our net profit or increasing our total liabilities, or both.

Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.

Our operations are subject to extensive federal, state, provincial, regional and local environmental laws and regulations relating to the protection of the environment and human health and safety, including those governing air emissions, water and waste water discharges, noise and odor emissions and the management of, disposal of and exposure to hazardous materials. We could incur substantial costs, including clean-up costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims and capital expenditures for equipment upgrades, as a result of compliance with, violations of or liabilities under environmental laws or non-compliance with environmental permits applicable to our production facilities. For example, in a number of jurisdictions, we have been required to build effluent treatment plants to process the waste by-products resulting from yeast production at our manufacturing operations and to undertake other significant capital improvement projects as a result of these types of regulations. Laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations.

The nature of our operations exposes us to the risk of liabilities or claims with respect to environmental matters, including those relating to contamination at sites we currently or formerly owned or operated (including contamination caused by prior owners and operators, abutters or other parties), and the off-site disposal of hazardous materials. We may incur material costs in connection with such liabilities or claims. In addition, we cannot predict:

- what environmental or health and safety legislation or regulations will be amended or enacted in the future;
- how existing or future laws or regulations will be enforced, administered or interpreted; or
- the amount of future expenditures which may be required to comply with these environmental or health and safety laws or regulations or to respond to environmental claims.

Risks Related to our Proposed Acquisition of Goodman Fielder

We may not be able to consummate our proposed acquisition of Goodman Fielder.

Our proposed acquisition of Goodman Fielder is subject to many risks and contingencies, including our obtaining 90% of the outstanding ordinary shares of Goodman Fielder to permit us to use the compulsory purchase procedures under Chapter 6A of the Australian Corporations Act 2001 (Cth) and other regulatory conditions, accounting conditions, material change conditions and financing and minimum acceptance conditions. Regulatory authorities may impose conditions in connection with our acquisition of Goodman Fielder, such as a requirement to divest certain assets, that may adversely affect our operations after completion of our proposed acquisition. If we obtain control of Goodman Fielder but fail to consummate the acquisition, subject to certain exceptions, Australian law will prohibit us from actions that would result in us giving or receiving a financial benefit to or from Goodman Fielder without the approval of the disinterested shareholders of the entity giving the financial benefit. Examples of financial benefits that would be subject to such approval are:

- giving or providing to or receiving from Goodman Fielder financing or property;
- buying an asset from or selling an asset to Goodman Fielder;
- leasing an asset from or to Goodman Fielder;
- supplying services to or receiving services from Goodman Fielder;
- issuing securities or granting an option to Goodman Fielder; and
- taking up or releasing an obligation of Goodman Fielder.

We cannot predict at this time whether or when this proposed acquisition will occur or the final terms, including price, or financial structure of such an acquisition. In the event that our acquisition of Goodman Fielder is not completed, we will be unable to realize the anticipated strategic benefits from the acquisition described in this document.

We may face difficulties in integrating the businesses of Goodman Fielder.

To achieve the anticipated benefits of the Goodman Fielder acquisition, we will need to integrate the businesses of Goodman Fielder into our operations. We will face significant challenges in consolidating functions and integrating procedures, personnel, product lines and operations in an efficient and effective manner. The integration process will be complex and time consuming, may be disruptive to the businesses and may cause an interruption of, or a loss of momentum in, the businesses as a result of a number of obstacles, such as:

- the loss of key employees or customers;
- the need to coordinate increasingly diverse organizations;
- difficulties in integrating administrative and other functions;
- the loss of key members of Goodman Fielder management following the acquisition; and
- the diversion of our management's attention from our day-to-day operations.

If we are not successful in integrating Goodman Fielder's businesses or if the integration takes longer than expected, we could be subject to significant costs and our business could be adversely affected.

We may not be able to realize cost savings, synergies or revenue enhancements from combining Goodman Fielder's businesses with our operations.

Even if we are able to integrate the businesses of Goodman Fielder with our operations successfully, we cannot assure you that we will realize cost savings, synergies or revenue enhancements from the

integration. Our ability to realize any cost savings, synergies or revenue enhancements may be affected by a number of factors, including the following:

- The outcome of the general review of Goodman Fielder that we expect to undertake is difficult to predict. Accordingly, the actual amount and timing of any resulting cost savings are inherently difficult to predict.
- We will incur significant cash integration costs in achieving cost savings, and any cost savings and other synergies from the acquisition may be offset by such integration costs.
- Cost savings and other synergies may be offset by increases in other expenses or by other operational problems unrelated to the acquisition.

Our proposed acquisition of Goodman Fielder, if consummated, will increase the size of our operations and the risks described in this document.

The completion of our proposed acquisition of Goodman Fielder may intensify some of the other risks described in this document. There will also be additional risks associated with managing a significantly larger company, including, among other things, the application of company-wide controls. The incurrence of additional debt may cause the rating agencies to lower our debt ratings and thus increase our cost of financing or even impair our ability to obtain additional financing in the future.

We may be required to change the terms of our proposed acquisition of Goodman Fielder.

This document describes the terms of our proposed acquisition of Goodman Fielder. However, our proposed acquisition of Goodman Fielder was unsolicited and Goodman Fielder has recommended that its shareholders reject our proposal and circumstances may require that we alter the terms of our proposed acquisition. Further, while we have received commitments from financial institutions for the indebtedness we expect to incur to finance the acquisition, our new secured senior funding agreement is currently in syndication, and we may agree with prospective lenders to change the pricing and other terms of our new secured senior funding agreement in response to market conditions or otherwise. Our lenders have agreed that these changes, if any, will not affect the amount of the funds committed or the pre-conditions to funding. Finally, while our offer to Goodman Fielder's shareholders is subject to a number of conditions, we may exercise our right to waive any or all of these conditions (as is the custom in tender offers in Australia), including the condition that we acquire over 90% of the outstanding ordinary shares of Goodman Fielder. If we were to elect to waive this minimum acceptance condition and acquire less than 90% of Goodman Fielder, we would be required to obtain the consent of our prospective lenders and the structure and terms of our proposed financing arrangements for the acquisition may change. As a result of the foregoing considerations, we cannot assure you that our proposed acquisition of Goodman Fielder will be consummated in the manner described in this document.

The covenants and default provisions in the indenture governing our existing 9¾% senior subordinated notes due 2012 will limit our ability to incur Goodman Fielder indebtedness in connection with the Goodman Fielder acquisition, and our failure to comply with these provisions may have material adverse consequences.

On the basis of publicly available information regarding Goodman Fielder, including its target statement dated January 17, 2003, we believe that Goodman Fielder's indebtedness consists of U.S.$200 million aggregate principal amount of guaranteed senior notes due 2011 and A$20 million outstanding under banking facilities (approximately U.S.$11.2 million based on the December 31, 2002 exchange rate of A$1:U.S.$0.5647). We plan to repay all indebtedness of Goodman Fielder as soon as practicable following the consummation of our offer, and we believe that our financing for the Goodman Fielder acquisition is sufficient for this purpose.

The indenture for our existing U.S.$400 million 9¾% senior subordinated notes due 2012 contains a number of covenants and default provisions that are relevant in connection with our proposed acquisition of

Goodman Fielder. First, when we own or control more than 50% of the total voting power of Goodman Fielder, Goodman Fielder will become a "restricted subsidiary" under that indenture, and we will be considered to have "incurred" all of Goodman Fielder's indebtedness. This incurrence must comply with the limitation on indebtedness covenant contained in the indenture. Second, at the time Goodman Fielder becomes a "restricted subsidiary," we also may be required to cause Goodman Fielder (and perhaps certain Goodman Fielder subsidiaries) to guarantee our 9¾% senior subordinated notes due 2012 to the extent that Goodman Fielder or its subsidiaries have guaranteed their existing indebtedness. A failure to comply with either of these requirements must be cured within 30 days of our receiving notice from the trustee or the holders of 25% of those notes in order to avoid an event of default under that indenture. Specific provisions of Australian law will prevent us from causing Goodman Fielder to issue this guarantee upon our consummation of the offer or within the applicable grace period. Third, if at or after the time Goodman Fielder becomes a "restricted subsidiary" it (or any of its subsidiaries that is a "significant subsidiary" under the indenture) fails to repay indebtedness in excess of U.S.$10 million that has become due or accelerated, including pursuant to any "change of control" provision, this failure would constitute a default with respect to our 9¾% senior subordinated notes due 2012.

Notwithstanding the foregoing considerations, we believe we will be able to take the requisite action to address these issues and avoid any event of default under the indenture for our 9¾% senior subordinated notes due 2012. First, we believe that we will be able to incur all outstanding Goodman Fielder indebtedness, as well as the other indebtedness we expect to incur to finance the acquisition, in compliance with the limitation on indebtedness covenant contained in the indenture. Furthermore, we expect to repay all outstanding Goodman Fielder debt as soon as practicable following the acquisition, and have commitments for the financing that we believe are necessary to make these repayments.

Second, we plan to take the action necessary to retire a sufficient amount of Goodman Fielder's guaranteed indebtedness, which primarily consists of its guaranteed senior notes due 2011, in sufficient time to eliminate the need for Goodman Fielder to guarantee our existing 9¾% senior subordinated notes due 2012. This action may include redemption of indebtedness or open market purchases of debt, whether by Goodman Fielder or by us, or satisfaction and discharge of debt obligations. However, we cannot assure you as to which of these options will be available to us, if any, or the amounts that may be payable by us.

Third, if Goodman Fielder debt becomes due or is accelerated, as may occur with respect to Goodman Fielder's outstanding borrowings under its bank facilities if we acquire control of Goodman Fielder, we believe that Goodman Fielder has the funds necessary to repay these borrowings. In the event Goodman Fielder does not have such funds or otherwise elects not to repay any of its indebtedness that becomes due or is accelerated, we will offer to provide Goodman Fielder with the amounts necessary to effectuate any such repayment or seek to repay such amounts directly.

If the actual amount of outstanding Goodman Fielder indebtedness is greater than we anticipate, our incurrence of such additional debt may not comply with the limitation on indebtedness covenant in the indenture for our existing 9¾% senior subordinated notes due 2012. Further, if there is additional Goodman Fielder indebtedness, or if we are not able to retire a sufficient amount of Goodman Fielder's guaranteed indebtedness, Goodman Fielder may be required to issue a guarantee in respect of the 9¾% senior subordinated notes due 2012. Each of these events would result in a default under the indenture governing those notes. In such an event, we would attempt to take all necessary action to remedy any such default, such as the repayment, refinancing or discharge of all or a portion of such indebtedness. If we are not successful in taking the action necessary to avoid a default under our existing 9¾% senior subordinated notes due 2012, either with respect to Goodman Fielder debt of which we are aware or any additional indebtedness we discover, the trustee or the holders of 25% of those notes would have the right to accelerate payment of the notes. The acceleration of our existing 9¾% senior subordinated notes due 2012 would constitute an event of default under the secured senior financing and subordinated financing arrangements for our proposed acquisition of Goodman Fielder, and the holders of such indebtedness also would have the right to accelerate payment. The acceleration of indebtedness under these agreements would have a material adverse effect on us and our proposed acquisition of Goodman Fielder.

We have limited information concerning Goodman Fielder and it may have liabilities or obligations that are not adequately reflected in its publicly available financial or other information.

In connection with our proposed acquisition of Goodman Fielder, we have conducted a review of information available to us regarding Goodman Fielder. However, we have had no access to Goodman Fielder and its management, and our review was based upon financial statements and other information regarding Goodman Fielder that is on file with the Australian Stock Exchange and New Zealand Stock Exchange or is otherwise publicly available, including the Goodman Fielder target statement dated January 17, 2003. Goodman Fielder may have incurred contractual, financial, regulatory, environmental or other obligations and liabilities, or may incur such obligations prior to our proposed acquisition of Goodman Fielder, in each case that may impact us in the future and that are not adequately reflected in publicly available financial and other information on Goodman Fielder or otherwise known to us. If the financial and other information on which we have relied in making our offer for the outstanding ordinary shares of Goodman Fielder proves to be materially incorrect or incomplete it could have a material adverse effect on the value of the shares we acquire, the value of the business and operations of Goodman Fielder and ultimately our businesses, financial condition and operations.

We have not been able to independently verify the financial and other information regarding Goodman Fielder included in this document.

This document contains financial and other information regarding Goodman Fielder. We have had no access to Goodman Fielder and its management, and the financial and other information regarding Goodman Fielder included in this document is taken from or based upon financial statements and other information that is on file with the Australian Stock Exchange and New Zealand Stock Exchange or is otherwise publicly available, including the Goodman Fielder target statement dated January 17, 2003. We have not been able to independently verify the accuracy or completeness of this information, nor have Goodman Fielder's auditors performed any procedures with respect to the inclusion of any financial information included in this document. Accordingly, we take no responsibility for the accuracy or completeness of any financial or other information regarding Goodman Fielder that is included in this document. Further, you may have no effective remedy against Goodman Fielder or its auditors, under U.S. federal securities laws or otherwise, in connection with any material misstatement or omission with respect to the financial or other information regarding Goodman Fielder included in this document.

The unaudited pro forma financial information we present in this document is limited and does not reflect many significant effects of the proposed transactions and other transactions we or Goodman Fielder have entered into.

The unaudited pro forma condensed consolidated financial information included elsewhere in this document is limited in scope. This unaudited pro forma information does not purport to represent what our financial position and results of operations would actually have been had the transactions described in the unaudited pro forma financial information been consummated on the dates indicated or to project our financial position at any future date or results of operations for any future period.

The unaudited pro forma condensed consolidated financial data included in this document is based on our management's current estimates of, and good faith assumptions regarding, the adjustments arising from the transactions reflected. The unaudited pro forma adjustments are based on currently available information and actual adjustments could differ materially from our current estimates. For example, estimates of business integration costs or of anticipated cost savings or potential revenue enhancements we may realize in connection with our recent or proposed acquisitions have not been reflected. Although the unaudited pro forma information gives effect to our October 2002 acquisition of the Fleischmann's yeast and industrial bakery ingredients business in Latin America from Kraft Foods International, as this business was operated within Kraft Foods prior to its acquisition by us, and Kraft Foods did not maintain discrete accounts for this business, we lack certain historical information regarding the Fleischmann's business required to make all adjustments needed to give complete pro forma effect to this acquisition. Specifically, we have included unaudited pro forma adjustments to reflect the statement of financial

position impact of this acquisition, but we have only made limited unaudited pro forma adjustments to reflect the statement of financial performance impact of this acquisition.

In addition, although the unaudited pro forma information gives effect to the proposed acquisition of Goodman Fielder, we lack certain historical information regarding Goodman Fielder's business (including certain businesses Goodman Fielder has sold) required to make all the adjustments needed to give complete pro forma effect to the proposed acquisition. Further, the financial information for Goodman Fielder that was used to prepare the unaudited pro forma condensed consolidated financial information was taken from or based upon financial statements and other information that is on file with the Australian Stock Exchange and New Zealand Stock Exchange or is otherwise publicly available, and in preparing the unaudited pro forma condensed consolidated financial information we have not had any access to, or assistance from, Goodman Fielder and its management. Accordingly, we have not been able to independently verify the accuracy or completeness of this information, nor have Goodman Fielder's auditors performed any procedures with respect to the inclusion of such financial data in this document.

As a result of the foregoing, you should not place undue reliance on the unaudited pro forma condensed consolidated financial information included elsewhere in this document.

CERTAIN FORWARD-LOOKING INFORMATION

Fleischmann's Acquisition

On October 31, 2002, we acquired the Fleischmann's yeast and industrial bakery ingredients business in Latin America from Kraft Foods International for U.S.$110.0 million, subject to adjustment based on the working capital level of the business at closing. The acquisition was paid for from existing cash resources. Unaudited financial information provided to us in connection with our acquisition of this business indicated EBIT, before certain selling, general and administration costs, of approximately U.S.$14.0 million for the year ended December 31, 2001 for this business. We have commenced a series of profit enhancement initiatives that we expect to substantially complete by December 31, 2003. Based on our existing knowledge of the markets in which this business operates and the expected benefits from our planned enhancements, we have projected EBITDA for this business of approximately A$28.0 million and net profit of approximately A$13.0 million for the fiscal year ending June 30, 2005, after deducting approximately A$10.0 million for depreciation and amortization, approximately A$2.0 million for interest expense and approximately A$3.0 million for income tax expense.

Our estimate of the EBITDA of the Fleischmann's business for the fiscal year ending June 30, 2005, as well as each estimate of net income, depreciation and amortization, interest expense and taxation, is a projection. We have derived these projections using the unaudited financial information provided to us in connection with our acquisition of this business and our knowledge of the business and its markets and the profit enhancement initiatives we expect to achieve. However, these projections are based on estimates and assumptions, including estimates and assumptions as to exchange rates, market share and price levels that are inherently subject to significant economic and competitive uncertainties, all of which are difficult to predict and beyond our control. Further, we have based our projections upon certain financial and other information provided to us in connection with our acquisition of this business. While we have undertaken a number of efforts to verify the accuracy of this information, we cannot assure you that in our continued operation of the business we will not discover that the information provided to us was unreliable. For purposes of these projections, we have assumed a constant currency exchange rate. Accordingly, the actual EBITDA, net profit and other line items for this business may vary materially from these projections. We do not assume responsibility for the accuracy or validity of these projections and you should not place undue reliance on these projections.

INDUSTRY

Yeast

Market

Bakers' yeast is a non-substitutable ingredient used in the production of bread. It is used as a leavening agent to raise the dough and add certain flavor characteristics. In this document, where we refer to yeast, we mean bakers' yeast unless the context otherwise requires.

Yeast is produced in fresh and dry forms. Fresh yeast is available in the form of a liquid, which we refer to as cream yeast, and a solid form, which we refer to as compressed, crumbled or block yeast. Fresh yeast has a short life of approximately two to three weeks, and distribution is usually constrained by the availability of adequate infrastructure such as roads and refrigeration. Dry yeast has a considerably longer life of up to two years, however it does not provide the same level of consistency as fresh yeast. Dry yeast is more concentrated and, as a result, a quantity in weight of dry yeast provides approximately three times the leavening for bakery products as the same quantity in weight of fresh yeast.

Generally, bakers prefer fresh yeast as a leavening agent because it provides a higher level of performance and consistency. Large industrial bakers demand a high level of consistency and performance and rarely substitute dry yeast for fresh yeast. Smaller bakeries which have the production flexibility are better able to, and occasionally do, switch between fresh and dry yeast if one becomes cheaper than the other. Fresh yeast represents the largest segment, on a revenue basis, of the global yeast market and is more widely used in developed countries where large commercial bakeries are prevalent. Dry yeast consumption is higher than fresh yeast consumption in regions with less developed infrastructure, particularly in parts of Asia, Africa and the Middle East.

The demand for yeast is directly related to bread consumption, and the growth of bread consumption varies significantly by region. We believe that mature markets such as North America, which we consider to be the United States and Canada, and Western Europe generally demonstrate growth in demand that is proportionate to population growth. We believe that Asia and certain South American countries have higher bread consumption growth rates, due to higher population growth rates, increasingly westernized eating habits and increases in per capita income.

The two principal yeast markets are the industrial market, where yeast is supplied to commercial bakeries, and the consumer market, where yeast is supplied to the home baking market, typically through supermarkets. We compete on a global basis with Lesaffre, a privately held French company, and Royal DSM, a publicly traded Dutch company. We believe that we, Lesaffre and Royal DSM collectively account for approximately half of global yeast sales by volume. The rest of global yeast sales are accounted for by a number of regional and local players, for example Lallemand in North America, Kraft Foods International in Latin America and Pakmaya in Turkey. Recently, a new, single plant regional yeast producer has announced its intention to enter the North American market. We are primarily a producer of fresh yeast with plants located around the world serving local markets. In contrast, our global competitors, Lesaffre and Royal DSM, produce proportionately more dry yeast than we do. Their dry yeast is produced in large, centralized plants and is then exported around the world.

Lesaffre, our largest competitor, has historically been a local producer of fresh yeast in Europe and an exporter of dry yeast to global markets from very large, low-cost plants located in Europe and a low-cost plant located in Mexico. In recent years, Lesaffre expanded its fresh yeast business through its acquisition of Red Star Yeast from Sensient Technologies in North America and through the acquisition of a number of plants in Eastern Europe. These acquisitions have significantly increased Lesaffre's fresh yeast capacity and overall global market share. Royal DSM is primarily a supplier of fresh yeast in Europe and an exporter of dry yeast from plants in Europe.

Yeast prices are essentially set on a local basis and are influenced by production costs, customer demand and local competitive conditions. Variations in key production costs like molasses, energy and effluent treatment generally are reflected, after time lags, by adjusting yeast prices. In addition, because

dry yeast produces approximately three times as much leavening as fresh yeast, dry yeast prices for a given weight are, on average, approximately three times that of fresh yeast.

The industrial yeast customer base varies significantly by market. In the North American market, which we consider to be the United States and Canada, the largest portion of the market is made up of large, sophisticated, industrial bakeries whose facilities are designed predominantly to use only fresh yeast. The European market is broadly similar, except that it has a larger number of smaller bakeries. In these markets, fresh yeast is preferred due to its superior performance characteristics. The South American market is characterized predominantly by tens of thousands of small bakeries serviced by a number of distributors. There are only a small number of large commercial bakeries in South America. The smaller customers in South America tend to have production flexibility to substitute between dry and fresh yeast, but often use more dry yeast due to its longer shelf life, ease of handling and storage, and lower infrastructure requirements. Throughout the Asian market there are a large number of small customers, although large bakeries are increasing in number. The African and Middle East markets are primarily dry yeast markets and yeast is generally sold to distributors or traders.

Distribution

Distribution varies from market to market. Where large industrial bakers are the primary customers, cream yeast is usually delivered directly from the yeast plants to the bakeries in refrigerated tanker trucks. Where smaller bakeries are the primary customers, compressed yeast is packed in block form and typically delivered in refrigerated trucks. Due to its longer shelf life, dry yeast is delivered by truck or by ship, depending on the distance and destination of delivery.

Production

Fresh yeast is grown through a fermentation process beginning with a very small quantity of yeast. Using molasses, oxygen and other nutrients as a feedstock, the yeast grows rapidly to produce commercial quantities over one to two days. After this growth stage, the yeast goes through a separation process where excess water from the fermentation process is progressively extracted to produce cream yeast, which becomes compressed yeast as more water is extracted. Dry yeast may then be formed through an additional drying process.

Molasses is the key input in the production of yeast and accounts for approximately 40% of the total production cost of yeast. Molasses is the most readily available, low cost source of sugar on which to grow yeast. The price of molasses varies from region to region but historically has not been volatile to any material extent. There are primarily two types of molasses, one being the by-product of the refining of sugar cane and the other being the by-product of the refining of sugar beet. Similar to other agricultural products, the price of molasses fluctuates according to its supply and demand in local markets. Other competing uses for molasses include the production of animal feed and alcohol.

Molasses is predominantly sourced locally from producers of sugar cane or sugar beet. Supply contracts for molasses are typically entered into annually to cover a specific sugar crop at a fixed price. Historically, we generally have been able to recoup increased costs of molasses and other raw materials through increased yeast sales prices; however, contractual commitments with our yeast customers may delay our ability to implement these price increases.

Other significant costs in the production of yeast are energy costs, water and effluent treatment costs required to comply with environmental regulations. We generally purchase our energy locally, either at current market prices or pursuant to fixed prices contracts of terms up to two years. We either purchase our water locally at current market prices or we draw it from our own wells. Energy and water costs generally are not volatile. We have experienced some volatility in energy prices in certain markets, such as California and Brazil, and the effects of this volatility have not been significant to the Group as a whole.

Yeast Extracts

Market

The two main uses for yeast extracts are as natural savory food flavorings for a variety of foods and as growth media for the fermentation and pharmaceutical industries.

Food applications currently account for the vast majority of global sales of yeast extracts. The use of yeast extracts is a growing market and we believe that newly developing applications, such as fermentation media in the production of certain pharmaceuticals, will experience higher growth over the coming years.

There are four main producers in the yeast extracts market including ourselves. Bio Springer USA, a subsidiary of Lesaffre, which we believe serves slightly less than half of the market, is our largest competitor. Our other two large competitors are Royal DSM and Quest, a subsidiary of ICI Plc, a publicly listed U.K. company. We and our three main competitors collectively serve the substantial majority of the yeast extracts market. There also are a number of smaller competitors.

The major customers in the food sector include those who make snacks and prepared foods, such as soups, and those who make flavorings. Yeast extracts are often specifically designed to provide a customer with a particular flavor. Consequently, most customer relationships are long term in nature due to the high level of expertise required in the development and production of yeast extracts. Yeast extracts are perceived in the market as a safer food flavoring product, and hence may have a competitive advantage over cheaper substitutes such as hydrolyzed vegetable proteins and monosodium glutamate in markets where health considerations are important.

Where customer relationships are of a long term nature, the pricing of yeast extracts is typically agreed upon with an allowance for annual price adjustments to incorporate the effect of any changes to production costs. This provides a high degree of certainty for customers and suppliers and protects against potentially significant costs to both parties in the event of the customer switching to a new yeast extract provider.

Production

The key input to the production of yeast extracts is bakers' yeast. We produce bakers' yeast at our plants in Hamburg, Germany and Hutchinson, Minnesota, for use in our yeast extracts business. The yeast cells are broken open to release the internal cell contents from the cell exterior or wall. The cell walls are then separated from the internal contents, which is the yeast extract. These yeast extracts are sold either in this crude form or further refined to become a clear liquid or solid product.

Herbs and Spices

Market and Distribution

We divide the North American herbs and spices industry into five primary product categories which are gourmet spice, regular spice, custom blends, dry sauce mix and cake decorations. These product categories are supplied through four distribution channels which are retail, club, foodservice and industrial. We and McCormick and Co. are the two main suppliers to the North American market, with a number of smaller competitors in each of the product categories. We regard the North American market as consisting of the United States and Canada.

We believe that growth in the herbs and spices industry is driven by demographic and behavioral trends. With an increasingly aging, diverse and wealthy population, the demand for foodservice products and a greater variety of cuisine has led to growth in the North American herbs and spices markets.

We estimate that the retail channel represents approximately 40% of the overall North American herbs and spices market. The main customers in the retail channel are supermarkets. Typically, a supermarket will carry one major brand of regular spice products as well as a private label offering. In addition, a supermarket will often stock multiple brands of dry sauce mixes and potentially more than one

brand of gourmet spices. Supermarket chains also stock branded products on a regional or niche product basis. Generally, spice manufacturers gain access to grocery stores by entering into prepaid contracts for shelf space, typically giving the manufacturers the right to shelf space for a specified amount of product sales, an arrangement known as slotting. These contractual upfront payments are capitalized by the manufacturer and amortized over the sales volume or life of the contract. Contractual arrangements providing shelf space for a set time period exist, but are less common. We believe that this reliance on slotting arrangements is slowly changing, with manufacturers and suppliers moving towards focusing on reaching agreement with grocery stores to supply them with spice products based on mutually agreed prices rather than depending on contractual upfront payments for shelf space.

We estimate that the foodservice channel accounts for approximately 35% of the overall North American herbs and spices market. The customers in the foodservice channel consist of businesses that prepare food for consumption, such as restaurants, hotels and hospitals. Herbs and spices manufacturers generally resell their products to foodservice customers through third party distributors, although sometimes the manufacturer will supply products directly to customers, especially for custom blends of herbs and spices. In the United States, the top five foodservice distributors generate approximately one half of total distributor volume. Distributors typically sign multi-year contracts with manufacturers and, in exchange, often receive modest slotting expense payments. Given the distributor concentration, the market share of herbs and spices manufacturers is determined by the number of key distributor accounts which it holds.

We estimate that the industrial channel represents approximately 20% of the overall North American herbs and spices market. Products offered include both lower-margin processed bulk spices as well as higher-margin custom blends. Customers in this segment are food manufacturers and meat processors that incorporate herbs and spices into their manufacturing operations.

The club channel, the customer base of which consists of large warehouse stores, is supplied with larger-sized product offerings. The club channel is the smallest market segment, representing approximately 5% of the overall North American herbs and spices market. It is comprised of three main customers: Sam's Club, BJ's Wholesale Club, Inc. and Costco Wholesale Corporation.

Production

The processing of herbs and spices varies according to the nature of the end product. In most cases, the herbs and spices are ground and then packaged into glass or plastic bottles or, in the case of sauce or gravy mixes, into packets. For some end products, the herbs or spices are also blended with other ingredients before being packed.

Prior to receipt by the processor, the raw herbs and spices are usually cleaned and dried by the supplier. These suppliers include growers, traders and processors from the large herb and spice growing countries in the world, including the U.S., India, Indonesia, Egypt, Turkey, Brazil and Morocco.

The primary raw material used in the herbs and spices industry is black pepper. Prices for black pepper tend to be cyclical with a typical cycle being over three to five years, although prices may fluctuate within this cycle. Contracts for the purchase of black pepper are entered into for fixed prices for varying durations, not in excess of one year. Other, less significant raw materials in the production of our products in this segment are garlic and onion. These are commodity products which we typically buy at current market prices. While the prices of these products can fluctuate, these fluctuations have not been material to the segment. Historically, we have been able to recoup increased costs of raw materials through increased selling prices.

BUSINESS

General

We are one of three global yeast producers and our primary focus is on the production of fresh yeast. We believe we have a leading position in the majority of the markets where we produce yeast, including North America where we are a leading supplier of industrial and consumer yeast. In North America we market our consumer yeast under the *Fleischmann's* brand where, for the 52 week period ended December 14, 2002, our market share was approximately 65.4%. Yeast is a non-substitutable ingredient used in the production of bread. We produce fresh and dry yeast for supply to thousands of industrial bakeries around the world every day, and packaged fresh and dry yeast for consumer use in at-home baking. In addition, we manufacture and distribute bakery ingredients and yeast extracts. We are the second largest supplier of herbs and spices to supermarkets in North America and market our brands under the *Durkee, Spice Islands* and *French's* brands, among others.

Our operations have a global reach with 44 production facilities, including two facilities currently under construction, across 24 countries and distribution networks which supply a large number of additional countries. Our businesses do not generally experience seasonality, except for our consumer yeast business and our herbs and spices business which experience some seasonality in sales around the Thanksgiving and Christmas period. Approximately one third of the sales of these two businesses are generated during the months of September, October and November.

For the fiscal year ended June 30, 2002, we generated operating revenue, adjusted EBITDA and operating income of A$1,391.6 million, A$294.5 million and A$222.0 million, respectively, and for the three months ended September 30, 2002, we generated operating revenue, adjusted EBITDA and operating income, before individually significant gains of A$6.6 million and A$33.4 million on the sale of land in South Yarra, Australia and our terminals business, respectively, of A$324.5 million, A$67.6 million and A$51.5 million, respectively. See Note 11 to "Burns Philp Group Selected Historical Consolidated Financial Data" for the definition of adjusted EBITDA as used herein.

For the fiscal year ended June 30, 2002, we derived approximately 60% and 32% of our operating revenues from our yeast business and our herbs and spices business, respectively. Over the same period, approximately 64%, 12%, 12% and 12% of our operating revenue was generated in North America, Europe, South America and Asia Pacific, respectively.

For the three months ended September 30, 2002, we derived approximately 58% and 33% of our operating revenues from our yeast business and our herbs and spices business, respectively. Over the same period, approximately 66%, 12%, 9% and 13% of our operating revenue was generated in North America, Europe, South America and Asia Pacific, respectively.

History

Burns, Philp & Company Limited was incorporated in Australia in 1883 and, from its origins as a trading company, developed over 100 years into a large conglomerate with diverse business operations throughout Australia and the South Pacific region.

Since the mid 1980s, our strategy has been to concentrate on the food industry by selling several non-core businesses and expanding into food businesses globally. In early 1997, we decided to focus on our global yeast and bakery ingredients businesses and started to dispose of most of our non-core assets. We restructured our management team and, as a result of a significant write-down in the asset value of our herbs and spices business, we undertook a renegotiation of our senior debt and restructured our share capital.

Proposed Goodman Fielder Acquisition

On December 13, 2002, we announced that we had acquired approximately 14.9% of the outstanding ordinary shares of Goodman Fielder. On January 3, 2003, we made an unsolicited offer for all of the

remaining outstanding ordinary shares of Goodman Fielder for cash, at a price of A$1.85 per share, or approximately A$2.2 billion in the aggregate, which amount includes the A$325.6 million we have paid for the outstanding ordinary shares of Goodman Fielder we have already acquired and assumes the exercise of outstanding in-the-money Goodman Fielder options. We will consider making a separate offer to the Goodman Fielder option holders, subject to the receipt of further information on the terms of the outstanding Goodman Fielder options and subject to obtaining certain exemptions from, or modifications of, the requirements of the Australian Corporations Act 2001 (Cth).

According to its 2002 financial report, Goodman Fielder manufactures and markets bread and breakfast cereals, edible oils, snack foods, meal components, such as pasta sauce, and food ingredients, and derived approximately 66% of its revenues in fiscal 2002 from its Australian operations, approximately 18.0% of its revenues in fiscal 2002 from its New Zealand operations and the remainder from its operations in Papua New Guinea, the South Pacific, Asia, Europe and North and South America.

Goodman Fielder's published consolidated financial statements for its fiscal year ended June 30, 2002 reflect certain businesses that have been sold by Goodman Fielder. On August 16, 2001, Goodman Fielder announced to the Australian Stock Exchange the disposal of its Germantown business for proceeds of U.S. $100.0 million. On March 8, 2002, Goodman Fielder announced to the Australian Stock Exchange the disposal of a portion of its gelatin business for proceeds of U.S.$112.5 million. On October 4, 2002, Goodman Fielder announced to the Australian Stock Exchange the disposal of its Australian milling operations for proceeds of A$200.0 million. On January 31, 2003, Goodman Fielder announced to the Australian Stock Exchange that it had entered into an agreement for the sale of the remaining portion of its Leiner Davis Gelatin business for proceeds of A$115.0 million. According to Goodman Fielder's January 31, 2003 announcement, this sale will complete its disposal of its ingredients business segment. We have had no access to Goodman Fielder and its management, and the financial and other information regarding Goodman Fielder included in this document is taken from or based upon financial statements and other information that is on file with the Australian Stock Exchange and New Zealand Stock Exchange or is otherwise publicly available, including the Goodman Fielder target statement dated January 17, 2003. See "Information Regarding Goodman Fielder Limited."

Our offer to acquire Goodman Fielder is subject to a number of contingencies and conditions, including regulatory conditions, accounting conditions, material change conditions and financing and minimum acceptance conditions. As a result, we cannot assure you on what terms, including price, our acquisition of Goodman Fielder will occur, or whether the acquisition will occur at all. If we complete this acquisition, we expect that we will close the tender offer and acquire control of Goodman Fielder during February 2003. We may extend the offer at our sole discretion and, if within the last seven days of the offer period the consideration payable is improved or we acquire voting power in Goodman Fielder in excess of 50%, then the offer period will be automatically extended for an additional 14 days. On January 22, 2003, we announced to the Australian Stock Exchange that we are extending the offer period to February 18, 2003.

See "The Acquisition" for additional information about our proposed acquisition of Goodman Fielder, the conditions to the acquisition and the terms of the indebtedness we expect to incur to finance the acquisition. For more information about Goodman Fielder's financial condition and results of operations, and the effects of a business combination with Goodman Fielder on our financial condition and results of operations, see "Unaudited Pro Forma Condensed Consolidated Financial Information."

New Zealand Dairy Foods

As part of our growth strategy, we will consider whether it is in our best interests to acquire the New Zealand dairy interests held directly by companies controlled by Mr. Graeme Hart, our deputy chairman and controlling shareholder, namely, New Zealand Dairy Foods. However, we presently have no specific intentions in relation to this matter, nor will we be in a position to confirm such intentions until we have further information in relation to New Zealand Dairy Foods. The terms for, and structure of, any such acquisition, including the method of financing for any such acquisition, will only be determined having

regard to appropriate legal, tax and financial advice, and would be undertaken subject to any legal restrictions or requirements which will apply to related party transactions pursuant to the Australian Stock Exchange Listing Rules and the Australian Corporations Act 2001 (Cth) (including the preparation of an independent experts report and the vote of our shareholders, other than affiliates of Mr. Hart). We will be subject to the requirements for approving such transactions under our various financing agreements.

Our Strengths

We believe we possess the following strengths, which position us to maintain our growth and enhance our profitability:

- *Non-Substitutable Ingredient:* Yeast is a natural ingredient which has no substitutes able to replicate its unique features of taste and leavening. Accordingly, we believe that our yeast business is not faced with the prospect of replacement products being developed.
- *Stable End-Markets:* As an essential ingredient used in the production of bread, the demand for yeast is directly related to bread consumption. Bread is a staple food item with very stable consumption patterns which show little volatility throughout the economic cycle. The other industry segments in which we operate are also characterized by stable, non-cyclical demand from customers.
- *Significant Position in Global Industrial Yeast Market:* We are one of three global producers of industrial yeast and have leading market positions in major yeast markets in North America, Europe, South America and Asia Pacific.
- *Significant Position in North America Consumer Yeast:* With the prominent *Fleischmann's* brand, we had approximately a 65.4% share of the North American consumer yeast market for the 52 week period ended December 14, 2002.
- *Fresh Yeast Advantage:* We are a leading global producer of fresh yeast and our business is focused predominantly on its production and distribution. Fresh yeast is the preferred yeast of large bakers in North America and Europe due to its higher level of performance and consistency. We expect that, compared with dry yeast, the demand for fresh yeast will increase in Asia and certain South American countries.
- *Focus on Being Low Cost Producer:* We have an ongoing cost reduction program which has resulted in the closure of some of our higher cost plants, the expansion of some of our lower cost plants, reallocation of production, the introduction of more efficient production methods and continued focus on reducing headcount.
- *Few Large Competitors in Our Yeast Business:* We are one of only three global competitors in the yeast market. The production of yeast demands significant technical expertise and, in markets characterized by a large number of small bakeries, requires access to reliable distribution channels. We believe that these features tend to limit the ability of new competitors to successfully enter our core yeast markets.
- *Strong Market Positions in Rapidly Growing Asian Markets:* While bread consumption is relatively stable in the developed world, it is growing strongly in parts of Asia. We currently have 15 plants in countries in Asia, with two more under construction, and believe we are well positioned to benefit from this growth trend.
- *Strong Relationships with Our Broad Base of Established Yeast and Yeast Extracts Customers:* We have built strong, enduring relationships with a broad customer base. We provide consistent, high quality and, in the case of yeast extracts, highly customized, products. We have developed extensive distribution networks to serve key markets characterized by large numbers of small customers, differentiating ourselves by supplying a wide range of bakery ingredients in many of these markets. In addition, we have provided incentives to our large bakery customers to preserve

their relationships with us by installing equipment at bakery sites to reduce their yeast handling costs.

- *Experience in Consumer Branded Products.* We have a proven track record in our branded products businesses. In North America, we have the largest market share in consumer yeast with the prominent *Fleischmann's* brand and we believe we are the second largest manufacturer and distributor of herbs and spices under such brand names as *Durkee, Spice Islands* and *French's.*

- *Track Record in Efficient Capital Management.* Our management team continues to focus on cost control, operational efficiencies and capital management. Since June 30, 1997, we have rationalized our operations, including the divestment of 28 non-core businesses and assets for gross proceeds of approximately A$599.0 million, including our recent disposals of our vinegar and terminals businesses. In our business, we have increased adjusted EBITDA margins from approximately 11.6% for the fiscal year ended June 30, 1998 to approximately 21.2% for the fiscal year ended June 30, 2002.

- *Highly Experienced Management Team:* Our senior management team consists of a number of highly respected industry executives with extensive experience in the food sector. Our chief executive officer, Thomas Degnan, has almost 30 years of experience in the food industry, including 24 years at Sensient Technologies, formerly Universal Foods, a global food company based in North America. The remainder of our senior management team has an average of over 15 years of experience in the food industry.

Business Strategy

We intend to pursue performance improvement and growth opportunities in yeast and other food and beverage businesses through organic growth and through acquisitions. Our business strategy emphasizes the following key elements:

- *Maintain Our Market Position in North America and Europe:* We are focused on maintaining our market position in North America and Europe, which we believe is supported by our reputation for high quality products and services. We preserve our reputation by maintaining the level of expertise required to meet specific customer requirements and by continually focusing on identifying cost reduction initiatives and implementing plans to realize the related benefits of these initiatives.

- *Optimize Plant Configuration:* We have made significant capital investments in our plant configuration over recent years which has enabled us to produce yeast at a lower cost. We have expanded production capacities at many of our low cost plants and have closed several of our high cost plants. Major initiatives currently being implemented include the closure of our Oakland, California plant in the United States and, in Argentina, the transfer of our Buenos Aires production to our lower cost Tucuman plant.

- *Expand Participation in Dry Yeast Export Market:* In recent years we have significantly increased our participation in the dry yeast export market, increasing our dry yeast production capacity by approximately 30%. With our recently commissioned dry yeast production capabilities in China, Vietnam, Portugal and Brazil, we have developed a coordinated approach to supplying certain dry yeast markets in Africa, Asia and the Middle East.

- *Expand Plants in High Growth Markets and Pursue New Plant Opportunities:* We have an ongoing program of expanding our plant capacities in fast growing markets in Asia and are monitoring opportunities to develop new yeast plant capacity in existing and new markets. While such opportunities require careful analysis and implementation, we believe the benefits can be significant, as we have experienced an increase in the volume of production and associated increases in revenue, along with greater capacity to access local markets, from our new plants in Brazil, Vietnam and China.

- *Pursue Selective Acquisitions:* We intend to pursue selective acquisitions of businesses that will expand our interests in yeast and bakery ingredients as well as generally develop a broader participation in the food and beverage industry. Through selective acquisitions, such as our Fleischmann's acquisition and our proposed acquisition of Goodman Fielder, we will seek to build our global presence and expertise in supplying the industrial, food service and consumer food channels. We intend to rigorously evaluate potential acquisitions to ensure they are businesses to which we can add substantial value and for which we have sufficient management expertise to manage and integrate effectively.
- *Maximize Efficiency of Funds Invested:* We will continue to manage closely our investments in working capital and in new plants and equipment so as to maximize the returns generated from these investments.

Business Description

Yeast and Bakery Ingredients Business

We believe we are one of the largest fresh yeast producers in the world and a leading supplier of fresh yeast in North America, which we regard as consisting of the United States and Canada. We operate 33 yeast plants in 23 countries, with two more under construction. The majority of our yeast plants produce fresh yeast and some produce dry yeast for distribution in local markets and for export.

As yeast production is a complex process, requiring the technology and industry expertise to identify and reproduce specific strains of yeast, to de-water and dry cream yeast to make block yeast and dry yeast and to ensure our packaging preserves the condition of our product, all of our production facilities have a quality control laboratory staffed by qualified chemists or biologists. In each of our facilities, we maintain costly, stainless steel tanks, pumps and blowers and, in some of our facilities, we use automated manufacturing processes. We are required to maintain a food-grade standard level of cleanliness, often called "clean in place," a critical element to ensure the quality of our yeast strains. In addition, we maintain a central technical and development facility that provides technical support and training across our yeast business. See "— Technology and Intellectual Property."

We manufacture various types of yeast extracts at two plants, one in Hamburg, Germany and the other in Hutchinson, Minnesota. We also supply some dry yeast to the specialty wine and health food markets.

We also produce and distribute bakery ingredients, particularly in fragmented markets where bakers value relationships with suppliers that are able to meet the bulk of their ingredient needs. These markets include South America and Asia, where we supply products such as dough conditioners, leaveners, fats and oils. We operate five bakery ingredients plants in five countries.

North America

We believe we are a leading producer of yeast in North America and we are the largest consumer yeast producer in North America. We sell our yeast products in North America under the *Fleischmann's* brand name.

In North America, our yeast business generated operating revenue of A$360.8 million, adjusted EBITDA of A$105.6 million and operating income of A$83.5 million for fiscal 2002, and this business generated operating revenue of A$82.4 million, adjusted EBITDA of A$21.5 million and operating income of A$17.1 million for the three months ended September 30, 2002.

Industrial Yeast

We believe we are a leading producer of industrial yeast in North America. In the North American industrial yeast market we supply fresh yeast, in cream, block or crumbled form, to a relatively small number of large-plant bakeries. In addition, we supply fresh yeast, in block or crumbled form, and dry yeast to smaller bakeries and to the food service industry, including fast food chains and restaurants.

We typically supply our cream yeast to the large plant bakeries under annually renewable contracts. These contractual arrangements are generally negotiated directly by our own sales force. Our cream yeast is generally delivered to the large-plant bakeries using refrigerated tanker trucks. These tanker trucks are owned and operated by independent third parties, although we retain the risk in respect of the product during transportation, a risk for which we maintain insurance. Large-plant bakeries usually have cream yeast receiving systems, which are on-site storage systems that are integrated into the bakeries' production processes and are frequently supplied and financed by yeast producers like ourselves. We supply yeast to smaller bakeries either directly or through independent distributors acting on our behalf, who generally purchase the yeast from us to resell for their own account. Our dry yeast does not require refrigeration and has a much longer shelf life than cream yeast. We transport dry yeast to our customers by trucks, which are owned and operated by independent third parties and, in most markets, we retain the risk in respect of the product during transportation. We maintain insurance to cover this risk.

Our major competitors in the North American industrial yeast market are Red Star Yeast, wholly owned by Lesaffre, and Lallemand, a privately owned Canadian company whose activities are primarily confined to North America. We and our two major competitors are of a broadly similar size and are capable of supplying the full range of yeast products to bakeries anywhere within North America.

In addition to yeast, we produce a range of bakery ingredient products, such as dough conditioners, mold inhibitors, leaveners and other baking related ingredients. Generally, these products are supplied to the same bakery customers and complement our yeast products. Our bakery ingredients products are marketed under the *Benchmate* brand name.

We operate three yeast plants in North America. These are located in Memphis, Tennessee, Calgary, Alberta and LaSalle, Quebec. In addition, our range of bakery ingredients is produced at our plant in Greenville, Texas.

We have taken significant steps to rationalize our portfolio of yeast plants in recent years in order to maintain our competitive position as a low cost producer of yeast. In April 2001, we closed our yeast plant in Gastonia, North Carolina, with its production transferred to our lower-cost LaSalle plant. In March 2002, we announced the closure of our high-cost Oakland, California plant. Production of fresh yeast formerly carried out by our Oakland plant will be transferred to LaSalle and LaSalle's production of dry yeast will be reduced, with the shortfall being supplied by our dry yeast plants in Portugal and Brazil.

Consumer Yeast

In North America we sell our consumer yeast under the *Fleischmann's* brand name where, for the 52 week period ended December 14, 2002, our market share was approximately 65.4%. Our major competitor in the consumer yeast market is Lesaffre and together we are the principal suppliers of yeast to the North American consumer market.

Our major customers are the supermarket chains. Due to our significant market share, we have product offerings in almost every supermarket and, in many of those supermarkets, *Fleischmann's* is the only brand of yeast available. We negotiate contractual arrangements with the supermarkets directly and utilize brokers to stock supermarket shelf space on our behalf.

Our consumer yeast products are manufactured and packaged at our plant in LaSalle, Quebec and distributed through independent distributors by trailer truck. In most markets, we retain the risk in respect of the product during transportation. We maintain insurance to cover this risk.

Europe

Yeast

We believe we are among the largest producers of yeast in Europe. We produce and supply fresh yeast to a diverse set of bakery customers ranging from a small number of large plant bakeries to several thousand smaller bakeries. While Europe remains a predominantly fresh yeast market, the proportion of

fresh yeast sold in the form of cream yeast is lower than that of North America due to the smaller number of large-plant bakeries.

Our European yeast business generated operating revenue of A$163.5 million, adjusted EBITDA of A$45.2 million and operating income of A$33.8 million for fiscal 2002, and this business generated operating revenue of A$39.5 million, adjusted EBITDA of A$9.8 million and operating income of A$6.4 million for the three months ended September 30, 2002.

We currently distribute our yeast to ten countries in Europe. These consist of the six countries in which we have production facilities, namely England, Germany, Portugal, Ireland, Spain and Turkey, as well as Belgium, France, Luxembourg and the Netherlands, where we do not have production facilities. Our operations in England and Ireland are joint ventures with local partners. Competition throughout Europe varies from country to country. In general, we compete throughout Europe with Lesaffre and Royal DSM. In particular countries, however, we also compete with local yeast producers such as Pakmaya and Akmaya in Turkey and Geigold and Aroussen in Germany.

The greater number and diversity in size of bakeries in Europe influences the nature of our distribution system. For example, while we deliver cream yeast directly to some customers by tanker trucks owned by third parties, as in North America, we place a greater reliance in Europe on third party distributors, who generally purchase our product to resell for their own account, to supply our yeast to smaller bakeries. Where we use third-party tanker trucks, we retain the risk in respect of the product during transportation and maintain insurance to cover this risk. In many cases, we have contractual arrangements with distributors to ensure a supply channel to smaller bakeries. Where we use distributors, risk and title are transferred when the yeast is delivered.

Our yeast drying plant in Portugal was commissioned in October 2001 and, together with our dry yeast production facilities in Brazil, Vietnam and China, has provided the basis for our strategy to grow our share in the global dry yeast market.

Yeast Extracts

We are one of the few large producers of yeast extracts in the world. Yeast extracts are used as a natural savory food flavoring for the food industry or as growth media for the pharmaceutical and fermentation industries.

We produce various types of yeast extracts from our plants located in Hamburg, Germany and Hutchinson, Minnesota. At Hutchinson, we produce a form of yeast extract known as torula yeast, sold under the brand names *Pure Culture Products* and *Provesta*. Torula yeast is used as a food flavoring input primarily in the production of soups and processed meat products in North America.

Our Hamburg plant produces extracts for use as both food flavorings and growth media. These products are sold worldwide under the *Ohly* brand, with a major part of the sales being made in Europe. Our largest customer in Europe uses yeast extracts as a growth media for the production of pharmaceuticals. This requires us to produce a yeast extract to very exact specifications and with high standards of quality control. Our work with this customer has resulted in us forming a close long term relationship which we believe will form the basis of our growth in this aspect of the yeast extracts business in the future.

Although our yeast extracts business is managed by our European yeast management team, revenues, adjusted EBITDA and operating income for yeast extracts manufactured at our Hamburg plant and for our yeast extracts manufactured at our Hutchinson plant are accounted for in our European yeast operations and our North American yeast operations, respectively.

South America

We believe we are one of the largest producers of fresh yeast in South America. The yeast markets in South America are quite different from those in North America. The customer base primarily consists of

thousands of small bakeries. We estimate that in our two largest markets in South America, Argentina and Brazil, there are over 15,000 and over 45,000 bakeries, respectively. In these markets, we believe having access to an efficient and reliable distribution network is key to the ability to sell yeast. Consequently, we supply our yeast to distributors who supply these products to the bakeries. Generally, these distributors purchase our product to resell for their own account. Upon delivery of our yeast to these distributors, risk in, and usually title to, the yeast passes to them.

Within South America, we operate in Argentina, Brazil, Uruguay and Chile. Our South American yeast business generated operating revenue of A$167.4 million, adjusted EBITDA of A$39.2 million and operating income of A$27.1 million for fiscal 2002, and this business generated operating revenue of A$29.8 million, adjusted EBITDA of A$7.2 million and operating income of A$5.7 million for the three months ended September 30, 2002.

Argentina

We believe we are the largest producer of yeast in Argentina. In Argentina, we operate primarily in three product segments: fresh and dry yeast and bakery ingredients, edible fats, and oils and margarines. Products in each of these segments are sold under our *Calsa* brand name, a brand name which has high recognition among bakers. Our ability to offer a wide range of bakery input products under a well recognized brand name is particularly beneficial in our attracting and retaining distributors, providing us with a key competitive advantage in this market. Within Argentina, we operate one yeast plant and one edible fats and oils plant.

Our yeast competitors in Argentina are Lesaffre, Royal DSM and Levapan S.A., a regional producer based in Colombia. Our major competitor in fats, oils and margarines is Danica.

We have experienced a reduction in our sales volumes as a result of the economic downturn in Argentina. The volume declines in yeast have been less than those in fats, oils and margarines, which are used in more discretionary products such as cookies, cakes and pastries.

To reduce the impact of the current economic difficulties in Argentina, we have implemented and continue to undertake numerous initiatives to maintain our profitability. These include, for example, managing our cost base by transferring production to and expanding low cost plants, closing high cost plants, reducing staff and management personnel numbers, raising prices to recover input cost increases and reducing our working capital investment.

Brazil

We believe we are one of the largest producers of yeast in Brazil and have grown our market position significantly since commissioning our plant in the Sao Paulo region in 1996. There are a number of other yeast producers in the Brazilian market including Itaiquara, Levapan, Lesaffre and Royal DSM. Currently we are experiencing relatively low yeast prices and profitability in Brazil.

We operate in Brazil from our Sao Paulo plant where we produce fresh and dry yeast. Our market position has grown as a result of our low cost, high quality product and the deterioration of the Brazilian exchange rate, which has increased sales of locally produced dry yeast compared to imported product. A large proportion of the dry yeast we produce in Brazil is exported to markets in Africa, the Middle East and North America.

As a result of our October 2002 acquisition from Kraft Foods International, Inc. of its Fleischmann's yeast and industrial bakery ingredients business in Latin America, we have two additional plants in Brazil, one located at Petropolis and another located at Jundiai.

Uruguay and Chile

We also operate yeast and bakery ingredients businesses in Uruguay and Chile. Our Chilean operations are conducted through a joint venture.

Colombia, Peru and Ecuador

As a result of our acquisition in October 2002, from Kraft Foods International, Inc. of its Fleischmann's yeast and industrial bakery ingredients business in Latin America, we have operations in Colombia, Peru and Ecuador and additional plants in Palmira, Colombia, Callao, Peru and Duran, Ecuador. In addition to these countries, we also have trading operations in Venezuela, Bolivia, Guatemala, El Salvador, Costa Rica, Honduras and Nicaragua.

Asia Pacific

We believe we are one of the leading producers of yeast in the Asia Pacific market. We now hold leading market positions across the eight countries in which we operate and have been acquiring and constructing yeast plants for over 20 years in the Asia Pacific region. As the Asia Pacific markets grow, we will seek to maintain these leading positions through ongoing investment to improve our capacity. Since 1997, we have constructed new plants in Vietnam and China, expanded several existing plants, including those in China, Indonesia, the Philippines and Vietnam and acquired additional yeast operations in India. We are currently involved in the construction of a new joint venture plant in Pakistan which we estimate will cost A$5.0 million.

Our Asia Pacific business generated operating revenue of A$142.3 million, adjusted EBITDA of A$32.3 million and operating income of A$23.9 million for fiscal 2002, and this business generated operating revenue of A$35.5 million, adjusted EBITDA of A$9.1 million and operating income, before the individually significant gain of A$6.6 million on the sale of land in South Yarra, Australia, of A$6.8 million for the three months ended September 30, 2002. See the definition of adjusted EBITDA in Note 11 to "Burns Philp Group Selected Historical Consolidated Financial Data."

We currently produce both fresh and dry yeast to meet the requirements of the Asia Pacific markets. The market in Asia is primarily a dry yeast market where the customers are predominantly smaller independent bakeries. We anticipate that as infrastructures develop, bakers will increase their use of fresh yeast and we will be well positioned to benefit from developing fresh yeast opportunities.

Competition in the region varies by country. In general, we compete against imported dry yeast supplied by Lesaffre and Royal DSM, together with a number of small local producers specific to each market.

We operate in China, Vietnam, Indonesia, Malaysia and the Philippines through joint venture agreements with local partners. We believe these agreements provide us with local knowledge and access to distribution networks and customers. In China, we typically partner with a local government organization that often also has an interest in the local sugar mill which provides us with secure and reliable access to our key raw ingredient, molasses.

The Australian and New Zealand yeast markets share similar characteristics with the North American markets as primarily fresh yeast markets with customers consisting of mostly large-plant bakeries. We supply these large-plant bakeries directly with cream yeast delivered by refrigerated tanker trucks. These tanker trucks are owned and operated by third parties, although we retain the risk in respect of the product during transportation, a risk for which we maintain insurance. Elsewhere in the Asia Pacific region, bakers are generally small operations. Consequently, we sell our product to distributors who, in turn, sell to their customers. Title to the product passes at the time the product is sold to the distributor.

Within the Asia Pacific region, we have yeast production operations in China, Malaysia, Indonesia, the Philippines, Vietnam, India, Australia and New Zealand. We produce bakery ingredients from plants located in China, India, Vietnam, Malaysia, Indonesia, the Philippines and New Zealand. We also operate a yeast and bakery ingredient distribution business in Sri Lanka, with product supplied from our Indian business. In addition to the local markets in which we operate, we supply dry yeast produced in Australia, China and Vietnam to many export markets, including Russia, Japan, Laos, Cambodia, Thailand and the Middle East.

Herbs and Spices Business

We believe we are the second largest manufacturer and distributor of herbs and spices in North America. Our business is involved in the manufacture, distribution and marketing of herbs, spices, dry sauce mixes and gravies, cake decoration products and related items in North America.

Our herbs and spices business generated A$439.5 million of operating revenue, A$62.2 million of adjusted EBITDA and operating income of A$54.7 million for fiscal 2002, and this business generated operating revenue of A$106.8 million, adjusted EBITDA of A$15.9 million and operating income of A$14.2 million for the three months ended September 30, 2002. See the definition of adjusted EBITDA in Note 11 to "Burns Philp Group Selected Historical Consolidated Financial Data."

We market our products under several brand names which we own, including *Spice Islands, Durkee, Tone's, Trader's Choice, Dec-A-Cake* and one brand name, *French's*, which we market under license. These brand names range from a top-shelf gourmet line to a low-price value line to meet the needs of all types of consumers.

Our operations are focused on the provision of these products to the retail and food service channels. Within the retail channel, we supply product primarily to supermarkets, grocery stores and club stores. Often, when we sell our products to the retail channel, we pay slotting expenses to the retailer for shelf space. In some cases, we also engage brokers to carry out in store presentations for which we pay the brokers a commission, consisting of a small percentage of the sales. We are not involved to any material degree in the provision of bulk herbs and spices to industrial food manufacturers.

Our major retail customers are the supermarket chains, accounting for approximately 60% of our operating revenue, and the club stores, which contribute approximately 25% of our revenue. Sales to the foodservice channel, for on-sale to restaurants and catering institutions, account for approximately 15% of our operating revenue. All of our products are distributed by trailer trucks owned by third parties directly to our customers' retail outlets or distribution centers. We retain the risk in respect of the product during transportation and maintain insurance to cover this risk.

Our major competitor is McCormick & Co. Inc. There are also a number of smaller regional competitors such as The C.F. Sauer Company and Morton & Bassett Spices.

Our business operates from a single plant near Des Moines, Iowa. This plant, which has over 750,000 square feet of space, meets all the needs of our herbs and spices business including raw material storage, product processing, bottling and packaging, warehousing and distribution. The main raw material in our herbs and spices business is black pepper.

We also have some minor interests in the production and sourcing of herbs and spices through our wholly owned Indian subsidiary, Cochin.

In 1997, after considering a divestiture of our herbs and spices business, we decided to undertake a significant restructuring. We are currently realizing profits and generating positive cash flows from the business. We continue to review our options for the herbs and spices business and examine the extent to which it is core to our overall strategy.

Recent Divestitures

Vinegar Business

On October 9, 2002, we completed the sale of our vinegar business, which was one of the leading suppliers of vinegar in North America. Our vinegar was sold under the *Fleischmann's* brand name. Our vinegar business generated operating revenue of A$84.8 million, adjusted EBITDA of A$14.9 million and operating income of A$10.9 million for fiscal 2002, and this business generated operating revenue of A$23.0 million, adjusted EBITDA of A$4.9 million and operating income of A$3.8 million for the three months ended September 30, 2002.

We determined that our vinegar business was not a core operation because we believe that we can more profitably deploy our capital in yeast and bakery ingredients opportunities or in other segments of the food and beverage industry.

Terminals Business

On September 18, 2002, we completed the sale of our terminals business, which was the leading independent operator of bulk liquid storage, other than petroleum and liquefied gases, in Australia and New Zealand. We provided bulk liquid storage and handling services to the chemicals, plastics and food industries. Our terminals business generated operating revenue of A$29.9 million, adjusted EBITDA of A$14.2 million and operating income of A$7.9 million for fiscal 2002, and this business generated operating revenue of A$7.0 million, adjusted EBITDA of A$3.3 million and operating income of A$1.7 million for the three months ended September 30, 2002.